Exhibit 3.4

ANNUAL INFORMATION FORM

For the year ended December 31, 2012

March 27, 2013

REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking information, within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding Teranga’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial), business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects”, “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify such forward-looking information.  Although the forward-looking information contained in this AIF reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Teranga cannot be certain that actual results will be consistent with such forward-looking information.  A number of factors could cause actual results, performance or achievements to differ materially from the results expressed or implied in the forward-looking information, including those listed in the “Risk Factors” section of this AIF.  The documents incorporated by reference herein also identify additional factors that could affect the operating results and performance of Teranga. These factors should be considered carefully and prospective or existing investors should not place undue reliance on the forward-looking information.  Forward-looking information necessarily involves significant known and unknown risks, assumptions and uncertainties that may cause Teranga’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking information.  Although Teranga has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective or existing investors should not place undue reliance on such forward-looking information.  The forward-looking information is stated as of the date of this AIF and, except as required under applicable laws, Teranga assumes no obligation to update or revise such information to reflect new events or circumstances.

Forward-looking information and other information contained herein concerning mineral exploration and management’s general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties and industry data is subject to change based on various factors.

In addition, please note that statements relating to “reserves” or “resources” are deemed to be forward-looking information as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.

All of the forward-looking statements made in this AIF and the documents incorporated by reference herein are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Teranga.

Table of Contents

PRELIMINARY NOTES	1

INFORMATION INCORPORATED BY REFERENCE	2

CORPORATE STRUCTURE	2

GENERAL DEVELOPMENT OF THE BUSINESS	2

Three Year History	2

Narrative Description of the Business	4

THE SABODALA GOLD PROJECT	7

Technical Report	7

Project Description and Location	7

Mining Rights	8

Mine Site and Infrastructure	14

History	15

Geology	16

EXPLORATION	24

Mine License Exploration	26

Regional Exploration	28

Regional Exploration Interests	30

MINERALIZATION	31

DRILLING	33

SAMPLE PREPARATION ANALYSES AND SECURITY	50

Teranga Procedures	52

Data Verification	54

Mineral Resources	55

Mine Operations	59

Processing and Engineering	60

Production	61

Sales of Gold and Contracts	61

RISK FACTORS	62

DIVIDENDS AND DISTRIBUTIONS	74

DESCRIPTION OF CAPITAL STRUCTURE	74

MARKET FOR SECURITIES	76

Trading Price and Volume	76

DIRECTORS AND OFFICERS	76

Name, Address, Occupation and Security Holding	76

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	78

Conflicts of Interest	79

PROMOTERS	79

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	79

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	79

AUDIT COMMITTEE	79

OTHER COMMITTEES OF THE BOARD	81

TRANSFER AGENT AND REGISTRAR	81

MATERIAL CONTRACTS	81

INTEREST OF EXPERTS	82

ADDITIONAL INFORMATION	82

SCHEDULE A — AUDIT COMMITTEE CHARTER

APPENDIX A — GLOSSARY OF MINING TERMS

2

PRELIMINARY NOTES

Date of Information

In this Annual Information Form (the “AIF”), unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Teranga” mean Teranga Gold Corporation and its subsidiaries. All the information contained in this AIF is as at December 31, 2012, the last day of the Company’s recently completed financial year, unless otherwise indicated.

Currency Conversion

The metric system is used throughout this AIF with the exception of gold quantities which are reported in troy ounces, in each case unless otherwise stated.

Abbreviations

g	gram
Au	the chemical symbol for gold
g/t	grams per tonne
km	kilometre
km2	square kilometre
m	metre
mm	millimetre
Mtpa	million tonnes per annum
Mt	million tonnes
oz	troy ounce (31.1 grams)
ppb	parts per billion
t	tonne

Units of Measure

In this AIF, references to “$” or “US$” are to United States dollars, “CDN$” are to Canadian dollars, and “AUS$” are to Australian dollars.  The Company’s financial statements are expressed in United States dollars.  The noon rates of exchange on March 25, 2013, as reported by the Bank of Canada were:

	US$	C$	AU$

US$	$1.00	$0.9787	$1.0452

C$	$1.0218	$1.00	$1.0680

AU$	$0.9567	$0.9363	$1.00

Technical Information

The disclosure in this AIF of a scientific or technical nature, including disclosure of mineral reserves and resources, is based on the technical report prepared in accordance with National Instrument 43-101 (‘‘NI 43-101’’) and other information that has been prepared by or under the supervision of qualified persons (as such term is defined in NI 43-101) and included in this AIF with the consent of such persons. The technical report has been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be accessed electronically at www.sedar.com.

Actual recoveries of mineral products may differ from reported mineral reserves and resources due to inherent uncertainties in acceptable estimating techniques. In particular, inferred mineral resources have a great amount of uncertainty as to their existence, economic and legal feasibility. It cannot be assumed that all or any part of an ‘‘inferred’’ mineral resource will ever be upgraded to a higher category of resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserve.

INFORMATION INCORPORATED BY REFERENCE

The audited consolidated financial statements of the Company for the year ended December 31, 2012 together with the notes thereto (the “Consolidated Financial Statements”), as well as the Management Discussion and Analysis for the year ended December 31, 2012 (the “MD&A”) are specifically incorporated herein by reference.  Such Consolidated Financial Statements and MD&A are available for review on SEDAR at www.sedar.com and on the ASX website at www.asx.com.au.

CORPORATE STRUCTURE

Name, Address and Incorporation

Teranga was incorporated on October 1, 2010 under the Canada Business Corporations Act. Teranga’s articles were subsequently amended on November 4, 2010 to, among other things, remove the private company transfer restrictions. Teranga’s head and registered office is at 121 King Street West, Suite 2600, Toronto, Ontario, M5H 3T9, Canada. Teranga’s website is www.terangagold.com, and its telephone number is (416) 594-0000.

Intercorporate Relationships

Excluding its minority interest in Oromin Explorations Ltd., Teranga has five material subsidiaries, including the Senegalese operating company which operates the Sabodala gold mine. Set forth below is a chart reflecting the organizational structure of the Company and each of these material subsidiaries, as well as the percentage of ownership and jurisdiction of incorporation or continuance of each such subsidiary.

(1)         The Government of Senegal holds the remaining 10% of Sabodala Gold Operations SA, and of the 90% held by Sabodala Gold (Mauritius) Limited, 0.5% is held by certain nominee directors thereof in accordance with the requirements of applicable Senegalese laws.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Teranga is a Canadian based gold company committed to responsible mining and sustainable development in the communities in which it operates. Teranga was created to acquire the Sabodala gold project (including the producing Sabodala gold mine) and certain exploration properties from Mineral Deposits Limited (“MDL”) pursuant to a demerger transaction (the “Demerger”) and subsequent initial public offering (together with the Demerger, the “IPO Transaction”).  Teranga took over operational control of the Sabodala gold mine on November 23, 2010, the date of the Demerger, and the IPO Transaction was completed on December 7, 2010.  Teranga’s activities since the Demerger have been centered in Senegal on the Sabodala gold project, which includes the producing Sabodala gold mine, as well as its regional exploration land package.  In connection with the IPO Transaction and pursuant to the

Demerger, Teranga also acquired 18,699,500 common shares of Oromin (currently representing approximately 13.7% of the issued and outstanding common shares of Oromin) from MDL.  Oromin is a TSX listed company with its principal property being a 43.5% interest in a joint venture covering a landholding in Senegal, West Africa which is contiguous with the Sabodala mining concession.

The Sabodala gold mine, which came into operation in 2009, is located 650 kilometres east of the capital of Senegal, Dakar within the West African Birimian geological belt in Senegal, and about 90 km from major gold mines in Mali.  It was the first and remains the only large-scale gold mine to come into operation in Senegal.  In addition to the mine license, the Company holds one of the largest gold exploration land positions in Senegal with a direct or majority controlling joint venture interest in ten exploration permits comprising approximately 1,200km2.  For a summary of total proven and probable mineral reserves within the Sabodala mining concession, including the Gora deposit, as at December 31, 2012 see the table on page 59 under “Mineral Reserves” within the Mineral Resources section beginning on page 55.

Sabodala Mining Concession

The Presidential Decree of the Government of Senegal granting the Sabodala mining concession was signed on April 30, 2007 and the Ministerial Notification thereof authorizing commencement of the investment and mining phases of the project development was issued on May 2, 2007. The Presidential Decree awarded MDL a 10 year mining concession renewable for one or more successive periods of not more than 10 years, and other fiscal incentives. The Sabodala mining concession (the “Sabodala Mining License” or, the “ML”) was subsequently transferred to Sabodala Gold Operations SA (“SGO”) on July 9, 2008.

Construction and development of the Sabodala mine and plant occurred throughout 2008 with full commissioning occurring in early 2009.  The first gold pour was in March 2009, and from that point until the Demerger (November 23, 2010) 291,621 ounces of gold were produced by MDL.  Under Teranga’s management, the Sabodala gold mine produced 362,038 ounces of gold from November 23, 2010 to December 31, 2012.

Exploration activities in respect of the Sabodala gold project prior to the commencement of mining activities were largely focused on confirming the Sabodala and Niakafiri mineralization and resources. Since late 2010, the Company’s activities have focused on exploration of both the area covered by the ML and the large regional land package of over 1,200km2, where previous exploration had largely been limited to geological mapping and interpretation and geochemical sampling.  Teranga invested approximately $40 million on exploration activities up to December 31, 2012.

Plant Expansion

The Sabodala gold plant expansion to increase capacity from a nominal 2 million tonnes per annum (“Mtpa”) to approximately 4 Mtpa is complete. The new mill and downstream processing plant were commissioned in the second quarter of 2012. The secondary crusher and new stockpile/reclaim facilities were completed at the end of the second quarter of 2012 and commissioned in the third quarter or 2012.

Additions to the processing plant included a partial secondary crushing facility and new stockpile/reclaim facilities to debottle-neck the semi-autogenous (SAG) mill, a second ball mill and additional carbon-in-leach capacity. The Sabodala power station has been expanded to 36 MW capacity with the addition of one new 6 MW unit.

The capital cost for the plant expansion totaled approximately $73 million, which is 25 percent higher than the original budget mainly due to additional construction management costs due to delay, completion and commissioning, as well as to project scope changes, an increase in price for structural steel fabrication and higher foreign currency costs.

Debt Instruments

During the second quarter of 2012, the Company entered into a $60 million 2-year loan facility with Macquarie Bank Limited by way of an amendment to its existing Project Finance Facility Agreement. The loan facility bears interest of LIBOR plus a margin of 10 percent and shall be repaid on or before June 30, 2014.  The financing is secured by, among other things, a fixed and floating charge over substantially all of SGO’s assets. A condition of the project finance facility was the establishment of gold forward sales contracts and oil energy swaps to manage exposure to commodity price risk. Deliveries into the hedge position to date, including the 62,606 ounces delivered and the 52,105 ounces closed out during 2012 as part of the $60 million facility with Macquarie, reduced the hedge balance to 59,789 ounces at a current delivery price of $803 per ounce as at December 31, 2012.  With deliveries completed during 2013, the current hedge balance as of the date hereof is 21,500 ounces.  The forward sales contracts are expected to be extinguished by June 2013. The hedge agreement with respect to the oil price is comprised of an initial position of 80,000 barrels per annum for four years at a flat forward price of $70 per barrel, with 20,000 barrels remaining hedged as at December 31, 2012.

On July 9, 2010, SGML (Capital) Limited (“SGML Capital”) entered into an amended agreement with Société Générale London to expand the facility to allow for the purchase of additional mining equipment. An amended facility was concluded with a new limit of $27.8 million (the “SocGen Lease”).  This facility contains a quarterly repayment schedule concluding with the final repayment on June 30, 2013. Interest is calculated using LIBOR plus 3% margin.

In November 2011, the facility was expanded by $12.8 million by way of amendment to fund the majority of the purchase price of this additional mining equipment.  The facility, including the expanded amount, contains a quarterly repayment schedule concluding with the final payment on September 30, 2013 with interest calculated using LIBOR plus a margin.  The lease facility is secured by, among other things, the assets financed, and as of December 31, 2012 had a balance of $10.5 million outstanding.

Narrative Description of the Business

Mission and Vision

Our mission is to share the benefits with all of our stakeholders through responsible mining.  We strive to act as a responsible corporate citizen by building projects together with the communities near our planned operations and by committing to using best available technologies as we carry out our actions.  We aim to achieve benefits for all parties involved, and to contribute to the sustainability and improved livelihoods for the communities in which we operate.

Our vision is to become a preeminent gold producer in West Africa while setting the benchmark for responsible mining.

Growth Strategy

The Company has outlined a two-stage growth plan.

Phase 1: Become a mid-tier gold producer in Senegal with 250,000 to 350,000 ounces of annual gold production leveraging off the Company’s existing mill and infrastructure.

Phase 2: Increase annual gold production to 400,000 to 500,000 ounces via a mill expansion as gold inventories increase.

The Company’s objective is to increase reserves and production which in turn should increase earnings and cash flow per share, through both internal exploration discoveries and strategic acquisitions. The Company has and will continue to devote significant resources to exploring its land package with a view of leveraging the existing mill and infrastructure, which was recently expanded from a nominal capacity of 2 Mtpa to approximately 4 Mtpa. The Company expects to produce between 190,000 to 210,000 ounces in 2013, confirming the 200,000 ounce production base crucial to the Company’s growth trajectory.1

The overall objective of the exploration program on the 33km2 ML is to extend the life of mine, at a production rate of approximately 200,000 ounces per year at grades between 1.5 and 2.0 gpt, to the year 2020 to 2025, which would result in a 10 to 15 year mine life since the IPO in 2010.2

In addition to the exploration program on the ML, the Company has interests in 10 exploration permits, collectively referred to as the Regional Land Package (the “RLP”), in which drill programs are underway on targets located on these exploration permits that management believes have potential for at least smaller high-grade or oxide deposits as well as the potential for world-class discoveries similar to the deposits (+5 million ounces) that have been found on the same geographical gold belt in Mali (the West African Birimian geological gold belt), which is approximately 90km from the Sabodala mine. Therefore management is pursuing an extensive multi-year exploration program designed to test anomalies, targets and prospects that have already been identified as requiring additional analysis, to identify

1  This production target is based on proven and probable reserves only. Based on existing proven and probable reserves, this annual production rate would equate to an approximate 8 year mine life

2  This exploration target is not a Mineral Resource. The potential quality and grade is conceptual in nature and there has been insufficient exploration to define a Mineral Resource. It is uncertain if further exploration will result in the determination of a Mineral Resource.

new targets for testing.  The Regional exploration program for 2013 will focus on fast-tracking work on our current priority targets at Nienyenko, Soreto, Diabougou, Tourokhoto-Marougou and Saiensoutou.  Other targets will be followed up as work progresses on the RLP.  A budget of $20 million was originally allocated for the combined exploration programs on the RLP and ML, however due to the recent gold price movements and expected higher royalties, the budget has been reduced by $10 million.  Additional funding is available and will be allocated on a priority basis for prospects with clear potential for reserves definition.  The first of the regional exploration targets, referred to as Gora, will move, subject to receipt of all permits, from a development project to a satellite deposit, as drilling has confirmed a 285,000 ounce high-grade deposit.  Management is targeting permitting of Gora to be completed in 2013, and to realize production from it in 2014.

Beyond the current RLP, the Company is focused on acquiring additional exploration licenses in Senegal. Teranga also expects to augment its internal growth by strategic acquisitions of companies or assets including operating assets that have growth potential or attractive exploration packages initially in Senegal but ultimately elsewhere in West Africa.

With the completion of the Sabodala mill expansion, and mill optimization efforts ongoing, the Company expects to maintain an annual production profile of 200,000 ounces from the mine license alone.3

Geographic Focus

Teranga will focus first and foremost on exploration and development of its RLP, as well as seeking to acquire additional prospective land packages in south eastern Senegal.

The Company built the first large scale gold mine in Senegal, West Africa. Teranga believes that the area of south eastern Senegal, where the Sabodala gold mine and the Regional Land Package are located, has strong prospective potential and is under explored. The Company intends to focus on this region in order to leverage its existing human, financial and physical resources.

Over the past several years more than 10 million ounces of measured and indicated resources have been identified within the south eastern Senegal region, including:  the Massawa, Golouma, Makabingui and Mako projects, along with the Company’s own Sabodala gold mine. Management believes that Senegal is emerging as a significant new gold district.

Strengths and Competitive Advantages

The Board believes that Teranga has the following strengths, to assist with the execution of its growth strategy.

Experienced Management Team

The Company has an experienced management team led by Alan Hill, who oversaw the evaluation, acquisition and development of many of Barrick Gold Corporation’s (“Barrick”) mines during his 20 years at Barrick. Mr. Hill is joined by a senior management team that worked with him at Barrick, and more recently at Gabriel Resources Ltd. redesigning, for environmental permitting purposes, a large scale gold project in Europe. The senior management team, along with many of the technical experts that will assist in the evaluation, acquisition, exploration, development and operations of the Company’s properties have worked together for almost 20 years. The team has a proven track record of identification and acquisition of gold assets, as well as permitting and developing mines around the world.

In the third quarter of 2012, the Company added depth to its management team to focus on growth. Alan Hill was appointed Executive Chairman, formerly Chairman and Chief Executive Officer and Richard Young was appointed President and Chief Executive Officer, formerly President and Chief Financial Officer. Mark English was also promoted to Vice President, Sabodala Operations, formerly Manager, Sabodala Gold Operations. In addition, Navin Dyal and Paul Chawrun were appointed Vice President and Chief Financial Officer and Vice President, Technical Services, respectively.  A technical services team has been established at the corporate office in Toronto to focus on optimizing strategic growth initiatives and to provide technical support to our operations.

Technical support for the growth initiatives includes resource modeling for existing ML prospects including the Sabodala pit, strategic optimization of the regional land package, engineering support for potential project development, evaluating merger and acquisition (M&A) targets and corporate reporting for resources and reserves.

3  This production target is based on existing proven and probable reserves only.

Technical support for our existing operations includes engineering and geology for the development of the Gora project, continual improvement initiatives at our operations and technical support for site specific projects.

Experienced Operating Team

The operating team at the Sabodala gold mine is experienced, having previously worked for Barrick.  The operating team is responsible for developing the first large scale gold mine in Senegal.

Strong Regional Reputation

The success of the Sabodala gold mine has given the Company a strong reputation in Senegal, and a sound basis for future development within the country. In particular, the Sabodala gold mine provides Teranga with political good will and access to all levels of government.

Access to Infrastructure

The Company owns the only large scale gold processing plant within the West African Birimian geological belt in Senegal. In 2012, Teranga successfully completed the Sabodala mill expansion.

Landholdings and Exploration Potential

In addition to the Sabodala gold mine, the Company owns interests in various exploration permits that together equate to a RLP in south eastern Senegal, around the Sabodala gold mine, of approximately 1,200 km2. Management of Teranga believes that the RLP was underexplored prior to the IPO Transaction and is therefore focused on a systematic exploration program to test the more than 40 anomalies identified to date.  Teranga’s management is committed to a significant exploration program that will seek to identify additional gold, which can be processed using the additional mill capacity, to extend mine life.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. Teranga competes with a number of other entities in the search for and acquisition of mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than Teranga, Teranga may be unable to acquire attractive properties in the future on terms it considers acceptable. Teranga also competes for financing with other resource companies, many of whom have larger operations, and there can be no assurance that additional capital will be available to fund the growth of Teranga’s business other than the free cash flows provided by the existing assets.

The ability of Teranga to grow its business also depends on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of Teranga may affect the marketability of minerals discovered by Teranga.

Employees

Teranga along with SGO have approximately 900 full time employees, including expatriates and Senegalese nationals, as well as 170 contract workers.  This total of 1,070 workers represents the current required workforce for Teranga’s Senegalese operations.  Approximately 90 percent of Teranga’s workforce is Senegalese.

Foreign Operations

All of Teranga’s active interests are currently located in Senegal, West Africa and, as such, its operations are exposed to various levels of regulatory, economic and other risks and uncertainties associated with foreign operations. See “Risk Factors”.

Community and Social Programs

The Company made significant contributions to the local Sabodala communities including: educational sponsorships; building of schools; book donations; providing water bores and borehole pumps for water supply; spraying to reduce the impact of malaria, establishing and supporting a village health clinic, sponsoring and undertaking of HIV/AIDS awareness sessions; constructing a number of all-weather access roads joining a number of villages; improving the regional roads by regular maintenance grading and improving water crossings; and providing opportunities for alternative livelihoods - such as poultry farming and market gardens.

In addition to initiatives aimed at improving local communities’ infrastructures, the Company also provides support to regional stakeholders and administrations. Support provided includes contribution to the regional technical high school (donations) and on-going implementation of an internship program aiming at enhancing the local workforce capacity and skills.

A significant investment is being made in the creation of a Regional Development Strategy which was initiated in 2012 through close collaboration with a third party consultant and our key stakeholders (local, regional and national) in order to enable the people of the Sabodala area to create a sustainable community in accordance with their vision.

Health and Safety

The Company has an excellent health and safety record whereby mining and processing operations accumulated more than 3.4 million exposure hours during 2012 and incurred six lost time injuries. The operations have maintained a lost time injury rate well below acknowledged industry benchmarking standards with a LTIFR of 1.77 versus 4.18 as per the Mining profile ANZSIC 2006, 2010/11 for metal ore mining. To date, there have been ten lost time injuries at the Sabodala gold project since the commencement of operations and all employees have made full recoveries and returned to work.

THE SABODALA GOLD PROJECT

For an explanation of certain technical terms used in this prospectus, see “Glossary of Mining Terms”.

Technical Report

Unless otherwise stated, the information that follows relating to the Sabodala gold project is derived from, and in some instances is an extract from, the technical report dated December 31, 2011 (the “Sabodala Technical Report”) by AMC Mining Consultants (Canada) Ltd (“AMC Mining”). At the time of the preparation of the Sabodala Technical Report, each of the individuals who contributed to it was independent of the Company and was supervised by one of S.G. Mlot, B.H. Van Brunt, A. Riles or J.C. Martin, each of whom is a “qualified person”, as that term is defined in NI 43-101.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.  Unless otherwise set out herein, reference should be made to the full text of the Sabodala Technical Report which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s profile on SEDAR and may be accessed at www.sedar.com, or Teranga’s profile page on the Australian Stock Exchange website at www.asx.com.au.

Project Description and Location

The Sabodala gold mine is located 650 km east of the capital Dakar and 96 km north of the town of Kédougou, within the West African Birimian geological belt in Senegal, and about 90 km from major gold mines and discoveries in Mali. The Sabodala ML is located at 13°11’5”N latitude and 12°6’45”W longitude, and covers an area of approximately 33 km2.

Location of the Sabodala Gold Project within Senegal

MDL executed its mining convention (the “Mining Convention”) with the Government of Senegal on March 23, 2005, and was granted an exploitation permit for mining operations. The Mining Convention granted all necessary surface rights to mine. A subsequent supplementary deed (the “Supplementary Deed”) to the Mining Convention, granted a ten year (renewable) mining concession to MDL, effective from the issuance of the date of the Presidential Decree. The Presidential Decree granting the Sabodala ML was signed on April 30, 2007, and the Ministerial Notification letter, authorizing commencement of the investment and mining phases of the project development, was issued on May 2, 2007. It required that mining begin no later than 18 months from the date of the Presidential Decree, i.e., by November 2008.

The mining concession was transferred to and is now held by SGO, a Senegalese registered company which is owned indirectly by Teranga (as to 90%) and directly by the Government of Senegal (as to 10% non-contributory interest).

Mining Rights

Teranga’s mining rights include both full exploitation rights pursuant to the Sabodala Mining License, as well as exploration rights as permit holder or joint venture partner in ten (10) exploration permits all within trucking distance of the SGO mill in eastern Senegal.

Mining License

The Sabodala Mining License is renewable for one or several periods of not more than 10 years each until the depletion of the deposit subject to the condition that Teranga has satisfied in all material respects its legal and regulatory obligations as set out in the Mining Convention and all supplementary deeds subsequently entered into (five in total). The current 10 year period expires on April 30, 2017.

Teranga was granted an eight year exoneration from taxation including value added tax and income tax; and no import duties shall be charged on Teranga-owned or rented equipment or on goods and services destined for the Sabodala mine. This exoneration extends until May 2015, after which time a tax rate of 25% is applicable.

Pursuant to the mining concession, SGO is required to pay a gross production royalty to the Government of Senegal; invest $425,000 per annum in social development programs within the region; contribute $200,000 per annum for training of Directorate of Mines and Geology officers; and contribute $30,000 per annum to district administration support.

Regional Land Package

Teranga’s RLP comprises ten exploration permits which cover a total surface area of approximately 1,200 km2.

The permit locations are grouped into four different project areas: Near Mine Project, which contains the four (4) permits of Bransan, Makana, Bransan Sud and Sabodala Ouest; Faleme, which contains the two permits of Heremakono and Sounkounkou; Dembala, which contains the two permits of Dembala Berola and Saiensoutou; Massakounda, which contains only one permit of the same name, and Garaboureya which contains only one permit, Garaboureya North West.

Of the ten exploration permits, five (5) are held solely by Sabodala Mining Company SARL (“SMC”), a wholly-owned indirect subsidiary of Teranga, and five (5) are held by joint venture partners with SMC holding a majority interest in each permit.  See table below for further detail.

Permit	Holder/SMC Interest/Terms

Bransan Permit

Holder: SMC — 70% Interest held.

•                                          Mining Convention signed between the State of Senegal and SMC on 30 June 2006;

•                                          Ministerial Order n°6933 MEM-DMG dated 13 October 2006 granting to SMC a mining exploration permit for gold and associated substances within the “Bransan” area;

•                                          Joint Venture agreement between Senegal Nominees SURL and SMC dated June 4, 2007; and

•                                          Ministerial Order n°2326 MMITPME-DMG dated 15 March 2010 granting to SMC a first renewal of the Bransan Permit.

Bransan South Permit

Holder: SMC 100% Interest held.

•                                          Mining Convention concluded between the State of Senegal and SMC on 7 September 2010; and

•                                          Ministerial Order n°10281 MMIAPME-DMG dated 29 November 2010 granting to SMC an exploration permit for gold and associated substances within the Bransan South area.

Sabodala West Permit

Holder: SMC 100% Interest held.

•                                          Mining Convention concluded between the State of Senegal and SMC on 7 September 2010; and

•                                          Ministerial Order n°10282 MMIAPME-DMG dated 29 November 2010 granting to SMC an exploration permit for gold.

Makana Permit

Holder: New African Petroleum Company SARL (“NAFPEC”)

SMC 80% Interest held.

•                                          Mining Convention concluded between the State of Senegal and NAFPEC on 16 August 2004;

•                                          Ministerial Order n°10454 MEM-DMG dated 26 November 2004 granting to NAFPEC a mining exploration permit for gold and associated substances within the Makana area;

•                                          Ministerial Order n°10133 MMI-DMG dated 13 November 2007 related to the renewal

Permit	Holder/SMC Interest/Terms

of the Makana Permit;

•                                          Joint Venture Agreement concluded between NAFPEC and SMC dated January 9, 2008; and

•                                          Ministerial Order n°3705 MMIAPME-DMG dated 7 April 2011 related to the renewal the Makana Permit.

Sounkounkou Permit

Holder: Axmin*

SMC 80% Interest held.

•                                          Mining Convention signed between the State of Senegal and Axmin on 4 August 2006;

•                                          Ministerial Order n°6229 MEM-DMG dated 13 September 2006 granting to Axmin a mining exploration permit for gold and associated substances within the Sounkounkou area;

•                                          Amended and Restated Joint Venture Agreement between Axmin and SMC dated January 20, 2012; and

•                                          Ministerial Order n°1535 MMITPME-DMG dated 18 February 2010 related to the renewal of the Sounkounkou Permit.

* Axmin held permits are to be transferred to SMC pursuant to terms of Amended and Restated Axmin JV

Heremakono Permit

Holder: Axmin*

SMC 80% Interest held.

•                                          Mining Convention signed between the State of Senegal and Axmin on 17 December 2004;

•                                          Ministerial Order n°5921 MEM-DMG dated 25 October 2005 granting to Axmin a mining exploration permit for gold and associated substances within the Heremakono area;

•                                          Amended and Restated Joint Venture Agreement between Axmin and SMC dated January 20, 2012; and

•                                          Ministerial Order n°07068 MMITPME-DMG dated 20 July 2009 relating to the renewal the Heremakono Permit.

•                                          An extension request has been filed with the State of Senegal, dated October 21, 2011, which remains pending as of the date hereof.

* Axmin held permits are to be transferred to SMC pursuant to terms of Amended and Restated Axmin JV

Dembala Berola Permit

Holder: SMC 100% Interest held.

•                                          Mining Convention signed between the State of Senegal and “ROKAMCO S.A.” on 17 December 2004;

•                                          Ministerial Order n°197 MEM-DMG dated 31 January 2005 granting to “ROKAMKO S.A.” a mining exploration permit for gold and associated substances within the Dembala-Berola;

•                                          Joint Venture Agreement concluded on 21 July 2005 between ROKAMCO SA and SMC;

•                                          Ministerial Order n°4426 MMIPME-DMG dated 2 April 2009 granting to “ROKAMCO S.A” relating to the renewal of the Dembala-Berola Permit; and

•                                          Ministerial Order n°7420 MMIAPME-DMG dated 19 August 2010 granting a transfer to SMC of the mining exploration permit.

Permit	Holder/SMC Interest/Terms

Saiensoutou Permit

Holder: SMC 100% Interest held.

•                                          Mining Convention signed between the State of Senegal and SMC on 7 September 2010; and

•                                          Ministerial Order n°10283 MMIAPME-DMG dated 29 November 2010 granting to SMC a mining exploration permit.

Massakounda Permit

Holder: SMC 100% Interest held.

•                                          Mining Convention signed between the State of Senegal and “Rokamco S.A.” dated 17 December 2004;

•                                          Ministerial Order n°201 MEM-DMG dated 31 January 2005 granting an exploration permit to “ROKAMKO SA” for gold and associated substances within the Massakounda area;

•                                          Joint Venture Agreement between SMC and Rokamco SA dated July 21, 2005;

•                                          Ministerial Order n°4427 MMITPME-DMG dated 2 April 2009 related to the renewal the Massakounda Permit; and

•                                          Ministerial Order n°1032 MMIAPME-DMG dated 12 October 2010 granting a transfer to SMC of the mining exploration permit.

Garaboureya NW Permit

Holder: Mining Research Company (“MRC”)

SMC 75% Interest held.

•                                          Mining Convention signed between the State of Senegal and MRC dated August 12, 2009;

•                                          Ministerial Order No. 07786 MMITPME — OMG dated August 13, 2009 granting an exploration permit to MRC for gold and associated substances within the Garaboureya NW permit area;

•                                          Joint Venture Agreement dated December 23, 2011 between MRC, Afrigold S.L. and SMC;

•                                          SMC obtains a 75% interest in all mineral rights within the permit area subject to MRC/Afrigold maintaining a 100% right to all mineralization within the first 15M of an alluvial mining operation within the permit boundary and which is conducted under a separate small scale mining permit.

The joint venture agreement with AXMIN was amended and restated in January 2012. Pursuant to clause 3 of the original joint venture agreement, dated September 30, 2008, (the “Original AXMIN JV”), Sabodala Mining Company (“SMC”) has earned an eighty percent (80%) interest in all of the Joint Venture Property (being Heremakono Permit, Sounkounkou Permit and Sabodala North West Permit, the latter of which has expired) and AXMIN has retained a twenty percent (20%) interest in all of the joint venture property, in each case pursuant to the Original AXMIN JV. The renegotiated AXMIN Joint Ventures Agreement (the “Amended and Restated AXMIN JV”) reflects the following:

•                  AXMIN and SMC amended and restated the terms of the Original AXMIN JV, to provide that, among other things: (i) the Joint Venture’s interest in the Permits (as defined in the Original AXMIN JV) and the Permit Areas (as defined in the Original AXMIN JV) be broken into Target Areas (as defined in the Amended and Restated AXMIN JV); and (ii) the Manager (as defined in the Amended and Restated AXMIN JV) will specify certain Target Areas for Prospecting Operations (as defined in the Amended and Restated AXMIN JV) and certain budgeted Target Area Work Cost (as defined in the Amended and Restated AXMIN JV) associated therewith, and from time to time AXMIN will elect, or be deemed to have elected, as applicable, on a Target Area by Target Area basis, whether: (a) to maintain its 20% Participation Interest (as defined in the Amended and Restated AXMIN JV) in a Target Area by funding twenty percent (20%) of all Target Area Work Cost for such Target Area; or (b) to convert its 20% Participation Interest in a Target Area into a Royalty (as defined in the Amended and Restated AXMIN JV) from any future Production (as defined in the Amended and Restated AXMIN JV) from such Target Area.

•                  AXMIN agreed to transfer title to the Permits to (i) SMC, as Manager, who shall hold and deal with the Permits for and on behalf of the parties, in accordance with the terms of the Amended and Restated AXMIN

JV, as part of the Joint Venture Property or (ii) to SMC, in its own capacity, if such Permits are in respect of a Royalty Target Area (as defined in the Amended and Restated AXMIN JV) in respect of which AXMIN has made a Royalty Election (as defined in the Amended and Restated AXMIN JV), as applicable.

A joint venture agreement has been executed between SMC and the title holder, Mining Research Company S.L. (“MRC”) along with its sub-licensee Afrigold S.L. (“Afrigold”), for a majority stake in the Garaboureya North West exploration permit.  The principal terms of the joint venture are as follows:

•                  SMC to acquire a 75% percent interest in the exploration permit (50km2) upon a commitment to conduct an agreed upon exploration program at its cost;

•                  the permit holder shall retain a 100% interest in the first 15m of defined area of the permit which hosts an alluvial deposit until such time as SMC makes a development decision at which point the alluvial ore will be moved to a stockpile at the cost of MRC/Afrigold; and

•                  SMC to contribute $400,000 directly to title holder over a 6 month term to fund certain construction activities.

The Bransan Agreement was signed on July 4, 2007 and provides SMC with an initial ownership interest of 70%, with the remaining 30% held by Senegal nominees. SMC will however be responsible for 100% funding to the exploration work and will be the manager. According to the agreement, once a discovery is made and a development decision is made, the Senegalese nominees have the right after 120 days to either: (i) convert to a contributing interest, in which case the Senegalese nominees will have to fund their share of the development costs; or (ii) not convert to a contributing interest, in which case Senegalese nominees will dilute to a 10% equity holding in the mine development with SMC’s shareholding increasing to 90%. The Senegalese nominees will only be entitled to receive their benefits from production after Teranga has recovered all its joint venture and development costs. The start of the mining process will require the formation of a special purposes company, which will allow Senegal to take its 10% equity stake, and the equity ratios will be diluted proportionally to accommodate Senegal’s equity as follows: (i) in the case where the Senegalese nominees have become a contributing party and maintained their original holding, SMC will hold a 63% interest and the Senegalese nominees will hold a 27% interest; or, in the case where the Senegalese nominees have diluted their original holding, SMC will hold a 81% interest and the Senegalese nominees will hold a 9% interest.

New African Petroleum Company SARL (“NAFPEC”), a Senegalese Company, initially acquired the Makana exploration permit in August 2004. From September 2005 to February 2007 the permit was subject to a joint venture between NAFPEC and Randgold. On January 9, 2008, SMC signed a new joint venture with NAFPEC concerning the Makana permit. The key terms are as follows:

•                  Initially, SMC’s equity stake in the permit is 80%, and the remaining 20% is held by NAFPEC.

•                  SMC is obliged to solely fund and manage the exploration program.

•                  On the grant of an exploitation permit, both parties are required to fund the development costs pro-rata based on their equity positions.

•                  At the development decision, the formation of a special purposes mining company is required, in which Senegal will have a 10% free carried interest, with SMC’s interest being reduced to 72% and NAFPEC interest being reduced to 18%. In case of dilution of either SMC or NAFPEC, the dilution resultant from Senegal’s 10% interest in the special purpose mining company will be proportional as between the two original parties.

•                  In the case of a default in the financial contributions for development by either SMC or NAFPEC, the defaulting party will be diluted by 1% for each $100,000 of funding shortfall, until the defaulting party holds an equity position equal to 10%. At this 10% position the minority party has the right to elect to contribute, failing which the remaining interest shall be purchased by the non-defaulting party at an agreed value or if no agreement is reached by valuation of an independent expert. In the event that the minority party elects to contribute and subsequently defaults on a cash call, the default will trigger a sale clause, where the remaining 10% can be purchased at an agreed value or if no agreement is reached by valuation of an independent expert.

•                  During the exploration period SMC can withdraw at any time with 30 days’ notice.

Further details on the exploration permits are set forth in the table set forth under “Regional Exploration Interests” on page 23.

Environmental Regulation

All phases of the operations of Teranga are subject to environmental laws and regulations in Senegal. Teranga maintains, and anticipates continuing to maintain, a policy of operating its business in compliance with all environmental laws and regulations, as well as social management. The application of such laws and regulations to the Company is reviewed periodically to determine if there has been any change of status.

The Senegal Environment Code and Mining Code are also applicable to Teranga’s activities. The aim of the Environment Code is to manage and protect the environment against all possible forms of degradation arising from economic, social and cultural development. The Environment Code sets out the Senegalese Government’s environmental policies in four key areas: classified installations (mobile or fixed activities, capable of affecting the environment); water pollution; noise pollution; and air pollution and unpleasant odours.

The Mining Code covers both exploration and mining activities in Senegal. The Mining Code considers environmental and social management in the following sections: “Environmental Protection”, which specifies the requirement for an environmental impact study; “Equalisation and Support”, which ensures that a portion of income from a mining operation is set aside as a fund for local communities; Article 76 of the Mining Code, which requires the holder of a mining title to compensate owners or occupants of land occupied by the mining title holder; and Article 78, which requires a mining title holder to rehabilitate mine sites at the expiry of each mining title.

Environmental Liabilities

An Environmental and Social Impact Statement for the Sabodala gold project was completed in July 2006 by Tropica Environmental Consultants, and an Environmental and Social Management and Monitoring Plan (“ESMMP”) was developed by Earth Systems in September 2007. The ESMMP committed the Company to preparation of a stand-alone Rehabilitation and Mine Closure Plan which was completed in the first year of operations. In addition, environmental monitoring programs are undertaken by the Company at the Sabodala gold mine on a regular basis, which include:

•                  careful monitoring of all water effluents and tailings dam water;

•                  sampling and bacterial analysis of site and local village potable water;

•                  sampling and analysis of groundwater down gradient in the surrounds of the tailing storage facility;

•                  depositional dust monitoring on the mine site and surrounding villages;

•                  vibration and noise monitoring;

•                  annual soil samples from stream beds;

•                  monitoring of biodiversity indicators (fauna and flora);

•                  implementation of seed collection in order to create and manage a seed bank to be used during rehabilitation;

•                  replanting of trees;

•                  biodiversity preservation;

•                  establishment of baselines for flora biodiversity (full inventories) prior to any work that may involve land clearance, and identification of protected species to be salvaged as possible; and

•                  monitoring of rehabilitated sites as part of progressive land reclamation.

A compliance audit of the environmental management systems is performed annually by an external environmental auditor.  Conclusions and recommendations presented in the audit report are integrated into the annual revision of the site Environmental and Social Monitoring and Management Plan.  Since production commenced, a major oil company has been contracted to remove hydrocarbon waste products for correct disposal and/or recycling. This company is appropriately accredited by the government of Senegal to treat and dispose of hydrocarbon waste products. A bioremediation facility is operated on site for treating hydrocarbon contaminated soils. A scrap metal recycling program was commenced in 2009 whereby scrap metal of commercial value is transported to Dakar for processing. Waste segregation is implemented throughout the site in order to manage the different types of wastes generated. The waste management plan is revised annually to account for potential new types of wastes to be disposed of, and to assess waste management performance.

During 2011 the closure cost estimate within the existing rehabilitation plan for the mine site was updated by management for increases in environmental disturbance and constructive obligations. The increase reflects cost increases, an expanded operations foot print, refinement in estimated cash outflows, a lower discount rate due to lower interest rates globally and a refined methodology which increased the liability by $6.5 million. The most significant components of the liability relate to reclaiming the tailings pond and waste dumps. Management engaged a third party during 2012 to review and update the existing rehabilitation study and no significant changes to the rehabilitation liability were required.

Mine Site and Infrastructure

Accessibility

Access to the Sabodala gold project from Dakar is by sealed road, Highway N1, to the regional centre of Tambacounda and then via a good all-weather sealed road, Highway N7, 230 km southeast to Kédougou, then 96 km of sealed and laterite-surfaced roads which access the villages of Faloumbo and Sabodala. A 1,250 metre sealed, public airstrip, capable of handling light to medium sized aircraft, lies at the north end of the mining concession.

There are three villages on the mining concession. Sabodala village is approximately two (2) km south of the Sabodala mine pit and is very close to the Niakafiri deposit. Faloumbo village is to the north-northeast of the Sabodala mine pit and the Dinkokhono village is occupied by just a few families formerly from Faloumbo.

Climate

In Kédougou, the highest monthly average temperatures are between March and May, 31oC to 40oC. The lowest monthly average minimum temperatures are between December and January, 17oC to 26oC. The annual Harmattan is a dry wind which blows from the north, usually from December to February, resulting in dusty and hazy skies. There is a distinct tropical wet season from June to October, with the most rain falling from storms between August and September, and a dry season from December to April. Mean annual rainfall at the Sabodala project is estimated to be 1,130 mm.

It is possible to operate in Senegal on a year-round basis, but the schedule allows for a reduced mining rate and for predominantly fresh ore to be processed during the height of the wet season, mainly the third quarter.

Local Resources, Personnel and Infrastructure

The main camp is located approximately 3 km from the mine and 2 km from the plant and is designed to house up to 680 employees. Sufficient capacity exists in the fuel farm to accommodate the expanding mining fleet.

Teranga provides for the majority of its own infrastructure needs. Power is generated at the site using low speed, heavy fuel oil generators. A 30MW 5 unit engine heavy fuel oil power plant was constructed by MDL, and subsequently expanded to 36MW with the mill expansion in 2012.  Water supply to service the processing plant and mine comprises two surface water storage dams from local catchment areas. These dams are designed to store adequate water from seasonal rainfall events to provide for all production needs on a year-round basis.  For emergency purposes, the site has a water pipe, including water access rights, to pump water from the Faleme river, if required.  There are sufficient waste disposal areas and tailings storage areas. The Company constructed a plant and supporting facilities at the site including offices, shops and warehouses. Existing port facilities at Dakar are utilized for unloading of all equipment, spares and consumables for the mine. A significant proportion of the personnel involved in the mining operations have been sourced from the local villages, surrounding regions and Dakar.

Land Use Rights

The Mining Code confers rights and obligations on mining permit holders for the occupation of land inside and outside the lease boundaries. The right of occupation entails the authorisation to carry out exploitation works and related activities including all infrastructure works and operations for mine development.

Physiography

Topography in the area is generally undulating with a gentle gradient to the north and west towards the major river courses in the area. The elevation varies from approximately 150 metres to 350 metres above sea level. In the east of the area and abutting onto the eastern side of the concession is a north-south aligned ridge rising at least 100 metres above the surroundings. Vegetation ranges from savannah to thick bushes and large trees on hillsides. Watercourses are marked by palms. After each wet season villagers burn off a majority of the tall grass.

History

The Sabodala deposit was discovered by Bureau de Recherches Géologiques et Minières (“BRGM”) in 1961. Subsequently, from 1961 to 1998, BRGM, a Soviet-Senegal joint venture, a Société Minière de Sabodala / Paget Mining Ltd. joint venture, and Eximcor-Afrique SA conducted exploration programs including geological mapping, geochemical sampling, metallurgical studies and limited exploitation.

In 2004, the Government of Senegal announced that the Sabodala area was available for international open tender. Encouraged by the new Mining Code and MDL’s established interest in Senegal, a competitive bid on the Sabodala gold project was submitted by MDL on June 7, 2004. On October 25, 2004, the Government of Senegal awarded the Sabodala gold project to a consortia comprised of MDL (as to 70%) and private Senegalese interests (as to 30%). On August 16, 2005, MDL agreed to purchase the 30% minority interest in the Sabodala gold project which it did not own to assume a 100% interest in the project for a total consideration of 9,000,000 ordinary shares in MDL issued at a price of AUD$0.73 per ordinary share plus $5 million payable over a period ended March 1, 2006. This 100% interest was subject to the requirement that MDL form an exploitation company, SGO which its interest in the Sabodala gold project would be transferred and in which the Government of Senegal would hold a 10% free carried interest, as well as an option, which has since expired, for the Government of Senegal or a national private sector person or registered company to purchase at market value a further 30% contributory interest in the Sabodala gold project. The

Mining Convention in respect of the Sabodala gold project was executed on March 23, 2005 and exploration drilling commenced on June 29, 2005. Subsequently, a supplementary deed to the Mining Convention for the Sabodala gold project was executed by MDL and the Government of Senegal on January 23, 2007.

Construction and development of the Sabodala mine and plant occurred throughout 2008 with full commissioning occurring in early 2009.  First gold was poured in March 2009, from that date until December 31, 2012, 653,659 oz of gold have been produced from the Sabodala gold mine.

Geology

Regional Geology Overview

The Sabodala Mining Concession and the surrounding exploration permits are located in the 2,213 Ma to 2,198 Ma age Kedougou-Kenieba Inlier (see schematic below), which lies within the Paleoproterozoic age Birimian Terrane of the West African Craton. The permits straddle two major divisions of the Inlier — the volcanic-dominated Mako Supergroup to the west, and the sediment-dominated Diale-Dalema Supergroup to the east. The Sabodala deposit and western portions of the company’s concessions in the Faleme and Near Mine projects are hosted in the Mako belt.

To the east the Diale-Dalema metasedimentary sequence is composed dominantly of a folded, sandy turbidite succession that is intruded by small stocks and dykes of various composition.

The Mako and Diale-Dalema supracrustal sequences are intruded by a series of variably deformed granitoid intrusions that range in age from 2,160 Ma to 2,000 Ma. These include the Karkadian Batholith which bounds the Mako Belt to the west, and several major large stocks in the central Mako Belt in the project areas. Lithologies in the region are affected mainly by lower green schist grade metamorphism. Northeast trending intermediate to felsic and later, post-tectonic mafic dykes are present throughout the region, the latter forming prominent linear magnetic features. Felsic and intermediate composition dykes are often spatially associated with shear zones hosting gold mineralization, and locally are host to significant gold mineralization themselves.

Regional Structural Setting

Major crustal shear zones regionally bound and influence the overall north-northeast lithologic grain in the region. These include a north-northeast trending shear zone which is interpreted to form a boundary between the Mako and Diale-Dalema groups which lies east of the Sabodala property area, and which is termed the Senegal-Tombo Shear Zone or Main Transcurrent Shear Zone (MTZ) by different authors. This structure has been previously interpreted to pass through the western portions of the Diale-Dalema sequence based on magnetic patterns, but fieldwork suggests that the linear magnetic features are instead related to sets of late mafic dykes. Zones of highly sheared rocks have been mapped in the western part of the Dembala Berola project area confirming the presence of a major shear zone.

The MTZ converges with, and may join to the north in Mali with the major northerly trending Senegal-Mali Shear Zone, which is spatially associated with several major gold deposits, including Sadiola and Loulo in Mali. Intense zones of high strain are also present in the eastern portions of the Mako Supergroup on the Sabodala project and the adjacent properties of the Oromin Joint Venture Group (Oromin), confirming the presence of a major structural corridor referred to as the Sabodala Structural Corridor (SSC).

Highly strained zones and apparent truncations of lithologic features on the Sabodala and Sounkounkou permits suggest the presence of second and third order shear zones at the property scale, which may control the localization of gold mineralization.

The structures wrap around major intrusions and northwest trending linking structures between major shear zones, all of which form potentially prospective sites for gold deposit formation. Field relationships suggest that gold mineralization at Sabodala and other deposits in the region are likely coeval with latter stages of shear zone development.

Regional Surficial Geology

Lateritic weathering combined with duricrust formation is still active in the region. Apart from local hills and resistant lithologies, much of the terrain is covered by laterite and ferricrete, so outcrop is sparse (see schematic below). Hills which occur in east and southeastern portions of the Sabodala property, around the Goumbougamba prospect on the central Bransan property and surrounding the Gora prospect to the east, form some of the best exposed outcrop areas on the projects. Oxidation depth in the region is highly variable, but is generally in the order of tens of metres. Towards the northwest, thick soils and colluvial materials cover large tracts of land. Close to the Faleme River, small lenses of lateritized alluvial deposits are observed.

Schematic Geology and Endowment of the Kedougou-Kenieba Inlier

Note:                        The figures for Measured and Indicated Resources are extracted from company websites. The Teranga figures are to 1 October 2011, the OJVG figures to mid-2011, and the others are to the end of 2010.

Local Geology

The Sabodala deposit is situated in the Mako Volcanic Belt. Locally the volcanics are intruded by subvolcanic dolerite and gabbro sills and dykes and also quartz- feldspar porphyry and unfoliated rhyolite dykes. Interflow sediments parallel the layering in the sequence. There are excellent outcrops of the volcanics to the east of the deposit, which indicate a general north-northeasterly striking sequence dipping steeply to the west. The lowest unit of the volcanic stratigraphy consists of magnesium-rich (komatiitic) basaltic rocks including massive, variolitic textured flows. Interflow carbonaceous and siliceous sediments, that are discontinuous along strike, have variable thickness between 0.2 metres and 1.0 metres.

The Sabodala Shear Zone is approximately 2 km wide and is identified by a subtle magnetic trend that extends through the 7 km long permit and transects volcanic stratigraphy.

The largest and best understood deposit in the company’s properties is Sabodala due to its production status and size, so this deposit is described in most detail. Gold deposits on the adjacent properties of Oromin are of similar style, and include primarily shear vein systems and bulk tonnage, lower grade mineralization in carbonate altered ultramafic rocks along shear zones. Principal deposits and prospects are described below.

Teranga’s properties are subdivided into four areas: the Sabodala Mine Lease (blue outline in the schematic above) and three exploration permits, namely Near Mine Project, Dembala Berola and Falame Project. Each project area is composed of two to five exploration permits (purple outlines in schematic above). Each permit has a number of prospects which are represented by the green and red dots in the schematic above.

Property Geology - Sabodala Mining License

Lithology

The Sabodala Mining Concession is underlain mainly by mafic volcanic rocks with associated sub-volcanic mafic intrusions of the Mako Supergroup. These are inter-layered with variably altered ultramafic units, and local sedimentary horizons. A large granitic intrusion occupies the north-western portions of the property, and several phases of mafic to felsic dykes intrude the sequence. Lithologies generally trend north-northeast to northeast with steep dips, although local variations are apparent. These variations in trend may be locally important trap sites for mineralization, especially where units are obliquely intersected, and cut by mineralized shear zones. Lithologies are affected by lower green schist grade metamorphic assemblages. See schematic below for a simplified geological map of the Sabodala Project areas.

Mafic volcanic rocks dominate in the sequence and interflow sediment horizons occur locally in the mafic volcanic sequence, with the most prominent being a cherty horizon referred to as mylonite by Painter (2005). It passes through the Sabodala deposit and is traceable from the northeast through the central portions of the Sabodala property in a series of resistant weathering outcrops. Other interflow units comprise narrow carbonaceous (graphitic) mudstone-siltstone horizons, which locally are often exploited by shear zones.

Ultramafic rocks are present throughout the stratigraphy and are variably and often intensely affected by alteration and high strain zone development. Fresher varieties which retain primary textures are mottled with relict igneous texture suggesting that they mainly comprise intrusive sills and dykes. Areas of pervasively carbonate altered ultramafic rocks occur most extensively along the Niakafiri and Masato trends/shear zones, where they often host to gold mineralization.

Simplified Geological Map of the Sabodala Project Areas

Dykes of several varieties intrude both the volcanic sequence and the ultramafic sills. These include at least two phases of porphyritic dykes of probable intermediate to felsic composition that preferentially intrude along shear zones in altered ultramafic units and mineralized shear zones. These are typically 1 m to 10 m thick. Later, post-mineralization, fresh mafic dykes that are up to several tens of metres in thickness trend north-northeast generally sub-parallel to the lithologic sequence. The late mafic dykes are not associated with, and cut across, mineralization and its hosting structures.

Mine License Structure

Principal structures on the Sabodala property form a steeply west-northwest dipping, north-northeast trending shear zone network which has previously been referred to as the “Sabodala Shear Zone”. The largest and most continuous structures within this overall corridor on the property include the north-northeast trending Niakafiri, and Masato shear zones, which are high strain zones developed in altered ultramafic units. To the west of these, several shear zones are linked to them by subsidiary north to northwest trending splays. These include the Ayoub’s Thrust zone, which is focused along the ultramafic sill that lies on the west side (hanging wall) of the Sabodala deposit, shear zones which extend southward from this in the Sutuba and Soukhoto and Niakafiri West prospect areas, and the areas of high strain localized the locally termed “mylonite” unit.

The north-northeast trending shear zones on the Sabodala property likely represent first and second order structures of regional scale to first order features such as the MTZ , while the northwest trending shear zones may be third order features that accommodate strain between these higher order features. The latter locally intersect to form linking networks of locally developed shear zones that form important deposit scale controls on mineralization at other deposits in the region.

Mine License Mineralization

Gold deposits and prospects on the Sabodala Mining Concession occur in the following styles:

•                  The Sabodala deposit, which comprises a network of extension vein arrays, breccia mineralization and a network of controlling shallow to moderate dipping shear veins which are developed adjacent to a northeast trending shear zone.

•                  Gold mineralization within shear zones in carbonate altered ultramafic and mafic units that are associated with networks of quartz shear veins, slip surfaces and extension veins, which include the Niakafiri deposit, Niakafiri West and Dinkokhono prospects.

•                  Mineralization in northwest or northeast-trending, generally steeply-dipping banded quartz veins which occur in areas of elevated strain and hosting mineralized shear zones such as the Gora deposit, the Faloumbo and Soukhoto prospects.

•                  Quartz vein arrays developed in competent units within the sedimentary sequence of the Diale-Dalema sequence, particularly sandstone horizons and in small intrusions (a sedimentary hosted example is Gora).

Sabodala Deposit - Overview

The Sabodala deposit comprises a network of mineralized shear zones and associated surrounding sets of quartz breccia veins and vein arrays which are discordant to, and cut across the hosting volcanic stratigraphy. Mineralization is most intensely focused in and west of where the shear zone network intersects, and crosscuts the mylonitic chert unit. Best developed mineralization extends from the chert unit westward to the ultramafic-hosted Ayoub’s Thrust, in the steeply west-northwest dipping host sequence comprising the volcaniclastic unit, mafic volcanic units and gabbro which lie between the chert and the shear zone. The deposit is developed over a strike length of at least 600m from the Sutuba prospect southwest of the current open pit, northward to several hundred metres north of the open pit, where it is open at depth. Within and northward from the current open pit, the deposit plunges moderately to the north, while at the south end of the deposit the plunge is shallow to the south. The mineralization plunges vary with the orientation of, and intersections between the principal mineralized structures, which host and are surrounded, by gold mineralization.

Sabodala Deposit - Controlling Structures

Several shear zone orientations control the position and morphology of gold mineralization in the Sabodala deposit. The largest and most continuous is the Ayoub’s Thrust, which, although containing only a small proportion of mineralization itself, likely has a major structural control on the position of adjacent mineralization and subsidiary mineralized shear zones. This structure is a 50 m to 100 m wide, largely ultramafic sill hosted, north-northeast trending and steeply dipping high strain zone which lies immediately west of the orebody, (see schematic outlining structural patterns and mineralization controls). Within it, areas of intense oxide alteration with relict fuchsite and locally abundant quartz veining define oxidized upper parts of the carbonate alteration zones, which, below depths of oxidation, comprise of inner dolomitic, fuchsite-bearing carbonate and outer talc-chlorite-serpentine alteration. While this alteration and veining does not usually carry gold mineralization, it defines a significant fluid channelway and controlling shear zone along the ultramafic unit adjacent to which gold mineralization is developed. A second stratabound shear zone to the east occurs along the deformed chert-siltstone unit in eastern parts of the orebody, representing an area of high strain which has been termed the Mylonite Shear zone.

Within the Sabodala orebody, principal ore hosting and controlling structures extend between the stratabound Ayoub’s Thrust, and Mylonite shear zones, forming a network of shear zones that host and are surrounded by gold mineralization, and from which subsidiary mineralized structures splay off. The most significant of these are the Main Flat and Northwest Shear. These host and are surrounded by the most continuous and through-going areas of mineralization in the deposit along central quartz-carbonate-albite-pyrite shear vein systems developed along them, and in broad surrounding zones of alteration and veining which are best developed where the two structures intersect (see plan view schematic of the bench scale geology).

The Main Flat Zone is the more laterally extensive of these two principal ore hosting structures, and is traceable over a strike length of more than 600 m from north-northeast to south-southwest across the deposit. It dips shallowly to the west in southern parts of the deposit, rolling to flat and ultimately shallow to moderate north dips in northern part of the deposit, creating an overall domal geometry. The structure accommodates more than 100 m of reverse displacement (top to the east) of marker units in southern parts of the deposit.

The displacement on the Main Flat diminishes northward as the vein/shear zone system becomes more complex, and splits into subsidiary shear vein structures at depth, some of which potentially define new downward en echelon steps of the shear vein system to the north that host continuing gold mineralization.

The Northwest Shear trends west-northwest and dips moderately to the northeast, running through central parts of the deposit. It is best developed immediately above the Main Flat and veining and mineralization within it thicken downward as they approach that structure. Although it is a significant and laterally traceable ore-producing structure, apparent displacement of lithologies across the Northwest Shear is only minor.

The Main Flat — Northwest Shear intersection and the abundant veining and alteration surrounding and extending between the junction of these structures together form the highest grade, north-northwest plunging core to the Sabodala orebody. The similarities in style, alteration and veining history along the Main Flat and Northwest Shear suggest that they are probably coeval and potentially conjugate shear zones.

Potential Structural Patterns and Mineralization Controls

Note: Top left: Plan map with mineralization coinciding with the position of the Main Flat surface projection in red, showing the interpreted structural setting and principal mineralized or controlling structures. The surface projection of the Main Flat marks the outline of the Sabodala deposit. The Main Flat is the dominant structure in a set of intersecting mineralized shear zones that include the Northwest Shear and “New Fault”. These structures may emanate off a significant shear zone to the southeast (“SE shear zone”) that occurs near the Dinkokhono deposit. Mineralization in the Main Flat occurs where this north-northwest trending shear zone corridor approaches and joins Ayoub’s Thrust. Note the carbonate alteration along Ayoub’s Thrust where it is proximal to mineralized structures. Centre right: Hypothetical section looking northwest illustrating potential downward en echelon stepping of Main Flat through area of stacked shear zones. Bottom: Cross section illustrating known mineralized structures (upper left), and potential extensions and targets to the east and at depth. The Main Flat could link in en echelon steps to the Niakafiri Shear Zone. Potential for stacked shallow dipping shear zones occurs adjacent to the ultramafic-hosted shear zones to the east and west.

Sabodala Deposit Geological Map - Plan View Projected to Surface

In addition to the Main Flat and Northwest Shear, several subsidiary shear zones splay off, or link, between these mineralized structures. These locally control significant areas of gold mineralization in the deposit, and include (i) the New Fault, a potential hanging wall splay off the Main Flat which occurs in southern portions of the deposit, and (ii) a structure defined by blasthole assay patterns along the western parts of the central orebody, which is defined on its margins by a steeply dipping shear zone that is several metres wide. The New Fault accommodates significant top to the southeast displacement of lithologic units based on map patterns, and south of its junction with the Main Flat may accommodate as much as half of the displacement that is taken up on the Main Flat to the north.

Collectively, the Main Flat, Northwest Shear, New Fault, structure associated with the blast hole assay trend, and networks of dominantly shallow southerly dipping extension veins form a complex intersecting set of structures that plunges shallowly to the north-northwest.

A typical cross section showing the features is shown below.

Sabodala Deposit - Typical Geological Cross Section

Sabodala Deposit - Veining and Alteration Associated with Mineralization

Gold mineralization at the Sabodala deposit occurs in a combination of continuous grey quartz shear veins along shear zone surfaces in the Main Flat and Northwest shear zones; and in sets of quartz-carbonate-albite-pyrite extension veins.  These are in coalescing extension and in shear vein domains which form zones of quartz-carbonate matrix breccia, and in areas of pervasive tan to pink coloured carbonate-albite-sericite-pyrite alteration which surround and link between veins, shear zones and breccias. Multiple generations of veins are evident, but the most voluminous veining and alteration forms are the youngest generation.

The most continuous mineralization occurs along and surrounding the Main Flat and Northwest Shear. In the central parts of the deposit, these two structures are cored by quartz shear vein systems comprising mottled grey, variably brecciated, and banded quartz veining which is locally host to high gold grades.

Within the Sabodala deposit, the extension veins commonly coalesce in, or join areas of vein-like or diffuse breccias, especially in or adjacent to the Northwest Shear and Main Flat where breccias can occur over intervals of several metres, and are often very high grade.

Gold mineralization of all styles is associated with pyrite in association with extension and shear veins as clots, grains and along slips surfaces within veins, as pervasively disseminated envelopes around veins, and is also disseminated in broad zones of carbonate-albite alteration surrounding shear veins. Locally pyrite forms veinlets, which both cut across, and in other areas are cut by, quartz-carbonate albite veins, suggesting multiple pyrite generations, occurring within both pyrite veinlets and quartz-carbonate veinlets. Pyrite is variable in grain size and ranges from cubic to anhedral. Pyrite of all grain sizes from mineralized zones is spatially associated with grains of native gold along crystal margins, in fractures within pyrite, or encapsulated in pyrite grains. Coarse gold is absent. (Ross and Rhys, 2009).

EXPLORATION

Teranga has been using a phased approach to the exploration of the Mine License (ML) and regional permits and continues to screen targets in a methodical manner. Airborne geophysical targets are followed up on the ground by geological mapping where possible, as well as surface geochemistry and termite mound sampling to delineate gold-bearing corridors and targets. Rotary air blast (RAB) drilling is employed on prospective structures where extensive transported materials render surface sampling of low effectiveness in the target generation phase. Target testing utilizes trenching in areas of shallow soil cover to map the gold bearing zones and provide a first pass evaluation of their potential. Where significant mineralization is identified this is followed by reverse circulation (RC) and diamond drilling to systematically test the defined targets.

There is a phased approach used to explore the exploration permits.

Phase 1: Target Generation

The following data types are collected and compiled.

•                  Airborne geophysics are interpreted and integrated with field geology (regolith and outcrop mapping) to identify major prospective structures, lithologies and alteration zones and provide a project scale regolith framework in which the context of any surface geochemistry can be evaluated.

•                  Surface geochemistry to delineate gold-bearing corridors and targets.

•                  RAB drilling and trenching of prospective structures where extensive transported materials render surface sampling of low effectiveness.

Phase 2: Prioritization and Ranking

Based on the compiled data from Phase 1 and the knowledge base of the SMC exploration team, targets are ordered by best chance of hosting economic mineralization.

Phase 3: Target Testing

•                  Trenching is carried out in areas of shallow soil cover to map the gold bearing zones and provide a first pass evaluation of their potential.

•                  RC and diamond drilling are used to systematically test the defined targets.

Where significant mineralization has been identified, systematic RC and diamond drilling is employed to ascertain dimension and quality of the target area.

Other Prospects Within the Mining Lease

Outside of the Sabodala deposit on other parts of the Sabodala property, significant areas of mineralization are hosted by north-northeast trending, steep west-northwest dipping carbonate altered shear zones along the Niakafiri

Shear Zone.  These shear zones splay off this structure to the west and along the Masato shear zone which lies 400 to 500 m east of and parallel to the Niakafiri Shear zone. Similar styles of mineralization are also present on continuations of these shear zones on the adjacent Oromin properties, including the Neighboring Masato deposit, which lies along the Masato Shear Zone to the northeast of the Sabodala property, and in the Maki Medina deposit, which forms an additional zone of mineralization along the Niakafiri Shear Zone to the south.

On the Sabodala property, the Niakafiri Shear Zone is traceable from the Niakafiri deposit northward through the Dinkokhono prospect and Sambaya Hill before continuing out of the property to the northeast. Alteration associated with mineralization in the Niakafiri, Masato and other shear zones on the Sabodala property is associated with coincident positive IP resistivity and chargeability responses which form outlines of known areas of carbonate-muscovite-pyrite alteration that are developed along them.

Western Exploration Projects in the Mako Belt

The Makana and Bransan concessions lie within the Mako Supergoup, in continuation of the same general geology as is host to the Sabodala property. Mafic volcanic rocks predominate at both properties, and host bands of ultramafic rocks which are locally highly strained and carbonate altered, such as in eastern portions of the Makana property, which hosts the southern continuation of the Niakafiri Shear zone. Felsic volcanic rocks also occur in the west-central portions of the Makana permit west of the southern continuations of the Sabodala mine stratigraphy, where they are spatially associated with quartz-feldspar porphyritic intrusions, defining a bimodal component to the volcanic sequence.

On the Bransan permit, one of the best explored prospects is Goumbagamba, which is hosted by a north trending granitic sill that is localized in alternating mafic volcanic rocks and highly strained talc-chlorite altered ultramafic rocks. Areas of high strain locally wrap around granite intrusions to the east, forming bends and steps, and locally penetrating into and offsetting margins of these intrusions. Continuations of potentially the same chert-mudstone horizon that is present in the Sabodala pit are present on the Bransan permit, west of the Goumbagamba prospect, and in eastern parts of the Makana permit.

Eastern Exploration Projects in the Sounkounkou and Dembala Berola Concessions

SMC’s (Teranga) eastern exploration projects, comprising the Sounkounkou and Dembala concessions, are underlain mainly by the turbiditic sedimentary rocks of the Diale-Dembala Supergroup. Principal lithologies in this area comprise a thick sequence of bedded turbiditic sandstone, siltstone, and mudstone. Bedding in most areas dips west-northwest moderately to steeply, although variations to shallow and moderate east-southeast dips occur locally. Bedding in trenches within prospects and isolated outcrop exposures observed throughout the area is generally upright and faces west toward the Mako belt, based on facing indicators such as common graded bedding and local load casts and scours.

The Diale-Dembala sequence is intruded by several phases of intrusions having differing ages and a range of compositions. Most are small stocks and dykes, the former which generally are less than 2 km in length and a few hundred metres wide. There are often preferential hosts to gold-bearing quartz veins, generally as sets of extension veins and associated with minor shear zones which cross them. Common varieties include gabbro, quartz-feldspar porphyritic felsic intrusions, and medium to fine-grained probable granodiorite. Thermal aureoles around some form hornfels zones, or are spatially associated with areas of higher, upper green schist, metamorphic grade. The intrusions become more abundant westward toward the transition to the Mako Supergroup where some tectonic interleaving of the intrusions and sediments may occur, and in the transition area larger granitoids intrusions are also present. Dykes of the different intrusive types typically trend northeast shallowly oblique to the strike of bedding, with steep dips. As with the Mako Supergroup, the turbidite sequences in the Diale-Dembala Supergroup are intruded by late, fresh mafic dykes that form prominent aeromagnetic lineaments.

Bedding facing changes in the Diale-Dembala turbidite sequence records an early phase of probably tight folding which has no associated foliation. The significance of this event is unclear due to limited exposure, but it is sufficiently widespread that regional associated fold patterns are likely developed. A dominant, northwest trending and northwest dipping foliation is superimposed on the early folds and obliquely crosses fold limbs. The foliation is penetrative and defined by alignment of phyllosilicate minerals in fine grained silty and muddy beds, and by a spaced cleavage in sandstone. Minor folds to which the foliation is axial planar are locally present, and may reflect the presence of larger folds which could form interference patterns with the older folds.

Narrow north to northeast trending shear zones associated with intense development of the dominant foliation occur locally in the Diale-Dembala sequence where they vary from bedding concordant to discordant. Some are localized along felsic dykes. Gold mineralization is spatially associated with some of these. The Massawa deposit, operated by Randgold, lies approximately 10 km east of the Makana concession in the Diale- Dembala sequence adjacent to a north-northeast trending shear zone and associated dykes; if of sufficient size and extent, this structure or associated shear zones could project into the Sounkounkou concession.

Mine License Exploration

The overall objective of the ML exploration program is to extend the life of mine, at a production rate of approximately 200,000 ounces per year at grades between 1.5 and 2.0 gpt, to the year 2020 to 2025, which would result in a 10 to 15 year mine life since the IPO in 2010.4  While Teranga had targeted to reach this reserve level by mid-2013, based on our exploration results in 2012 and the plan to drill more of our high potential areas on the ML in 2013, it will likely require at least another year to extend the mine life to at least 2020 and beyond at current production rates.

The Sabodala Pit optimization work completed in the first quarter of 2012, based on the high grade drill results from the fourth quarter of 2011, defined a projected pit shell that included the LFZ at depth. More than 75,000 metres of drilling was completed at Sabodala in 2012 and conclusions to define this section of the ore body are pending.

Drilling targeted the MFE immediately adjacent to the current ultimate pit, as well as the LFZ located below and to the north of the MFE, confirming the continuation of these zones. The targeted zones are positioned between 250 metres and 450 metres below the surface. The MFE and LFZ remain open down plunge and to the northwest.

The MFE down dip to the SW and SE of the existing open pit operations at Sabodala was also successfully drilled in 2012. These targets range from 60 metres to 250 metres below the surface and are open down dip. In total, 104,400 metres were drilled on the ML in 2012.

Conversion of a large portion of these resources to open pit reserves will likely require higher gold prices as the orientation of both the MFE and LFZ are more steeply dipping than originally anticipated, negatively affecting the economics of an enlarged pit shell.

Drilling is underway from within the pit to test the MFE as it dips to the north and in more shallow areas along the perimeter to the west and east of the current pit. If the mineralization in the deeper zones of the MFE as it plunges north is not sufficient to support the economics of a larger pit, a separate underground analysis will be undertaken in 2013 on the LFZ where a majority of the increase in Measured and Indicated Resources were defined in the September 1, 2012 update.

Waste dump condemnation drilling to the SE of the Sabodala open pit encountered a zone of mineralization within the general trend of the NW Shear projected to the SE near to the base of Sambaya Hill.  This was drilled late in 2012 and is continuing through this year.  The exploration drill program for the areas in near proximity to the Sabodala pit is expected to be completed in the first quarter of 2013.

4  This exploration target is not a Mineral Resource. The potential quality and grade is conceptual in nature and there has been insufficient exploration to define a Mineral Resource. It is uncertain if further exploration will result in the determination of a Mineral Resource.

Current Exploration Targets on the ML

Masato

The Masato deposit outcrops on the neighboring Oromin Joint Venture Group (“OJVG”) property to the east of the ML approximately 2 km from the Sabodala mill. The deposit has a strike length of over 2 km. Gold is hosted in a shear zone that strikes north and sits immediately east of the Teranga/OJVG property boundary in the main deposit area. To the north, the neighboring Masato deposit inflects and strikes to the NE away from the Teranga property boundary. To the south, the neighboring Masato deposit strikes onto the Teranga ML.

Drilling in 2011 confirmed a mineralized strike length of 500 metres and a dip extent of 200 metres on the ML.  The objectives for 2012 included in-filling the 200 metres by 500 metres zone identified in the first pass 2011 drilling in preparation for a resource estimate, further definition drilling on the high-grade pod of gold mineralization located on the north end of the deposit and to locate the southern extension of Masato that strikes onto the ML.

In 2012 approximately 71,000m of diamond drilling and 6,000m of RC drilling was completed, for a total of nearly 77,000m.  This campaign successfully extended the Masato mineralized limits to the south and down dip onto Teranga’s ML, defining approximately 700,000 ounces of Inferred Resource.

Niakafiri

Expectations are to increase reserves and resources in 2013 at Niakafiri.  A drill program is planned at the Niakafiri deposit immediately below the current open pit reserve to further delineate mineralization at depth, where the deposit remains open at 200 metres.  In addition, drilling will target the area immediately to the north where the remainder of the resource has been defined, and pending positive results, potentially expand the Niakifiri reserves estimate to include this area.  Drilling is planned to begin in the second quarter 2013 pending community discussions.

Niakafiri West and Soukhoto

Gold mineralization at Soukhoto and Niakafiri West is hosted in multiple shallow dipping zones with more steeply dipping high-grade zones located in crossing structures.  The Soukhoto and Niakafiri West targets are positioned from 30 metres to 200 metres below surface. Niakafiri West remains open to depth.

A significant drill program is also planned across the Niakafiri West and Soukhoto deposits to both in-fill and extend the current resources that are separated by 500 metres of undrilled strike length. Gold mineralization in both deposits is hosted in multiple shallow dipping zones with more steeply dipping high-grade zones located in crossing structures. The drill program is expected to begin in second quarter 2013 pending finalization of drilling protocol with local community, and will run concurrent with the Niakifiri program.

Dinkokhono

The Dinkokhono deposit is part of the Niakafiri Shear system located about 1 km north of the Niakafiri deposit.  Previous drilling identified low-grade mineralization within the Niakafiri shear from surface to a depth of 100 metres. Re-interpretation of the Dinkokhono structural controls on gold mineralization and the discovery of the Mamasato deposit on OJVG ground less than 1km to the east have contributed to a new approach to drilling this deposit. The program planned for 2013 is expected to test for North West and North East high-grade crossing structures in known mineralized zones and is expected to test for the extension of the Mamasato deposit onto the Teranga ML.  Drilling in this area will commence as part of the Niakifiri suite once community relations have been finalized.

Mamasato

Drilling in 2012 established the continuation of the Mamasato deposit located directly across the boundary on the OJVG property onto the Sabodala ML. Gold mineralization is contained in veins with variable strike orientations.  Additional drilling is planned to delineate this potential resource in 2013.

Regional Exploration

In addition to the exploration program on the Company’s 33km2 ML, management believes that the Regional Land Package has significant prospective potential for satellite high-grade deposits similar to Gora as we know it today. World-class discoveries (+5 million ounces) have been found on the same geographical gold belt in Mali (the West African Birimian geological gold belt), approximately 90km from the Sabodala mine. Therefore, management is pursuing an extensive multi-year exploration program designed to test a number of prospects that have already been identified as requiring additional analysis, as well as identify new targets for testing.  After a phase of prioritization and ranking, target testing utilizes trenching in areas of shallow soil cover to map the gold bearing zones and provide a first pass evaluation of their potential, and RC and DD to systematically test the defined targets.

Teranga currently has 10 exploration permits encompassing approximately 1,200 km2 of land surrounding the Sabodala ML (33km2 exploitation permit). Over the past 24 months, with the initiation of a regional exploration program on this significant land package, a tremendous amount of exploration data has been systematically collected and interpreted to prudently implement follow-up programs. Targets are therefore in various stages of advancement and are then prioritized for follow-up work and drilling. Early geophysical and geochemical analysis of these areas has led to the demarcation of at least 40 anomalies, targets and prospects and we expect that several of these areas will ultimately be developed into mineable deposits.  Through 2012 we were able to identify some key targets that though early stage, display significant potential. However, due to the sheer size of the land position, the process of advancing an anomaly through to a deposit takes time as it is imperative that work is done systematically.

During 2012 we completed 62,500 metres of RAB drilling, 42,300 metres of RC and 2,400 metres of diamond drilling on 25 of our anomalies and targets, at a cost of $20 million. Highlights from the 2012 drilling program are:

•                  The discovery of a new prospect at Tourokhoto-Marougou with a minimum strike length of 1,200 metres

•                  Identification of significant mineralization from RAB drilling at Saiensoutou extending for at least 1,400 metres in strike length

A 4,500 metre program of infill RC drilling commenced at Marougou in the fourth quarter of which 2,900 metres were completed at the end of the year. The program was designed to infill drill on 200 metres spaced lines to establish the continuity of the mineralization discovered earlier in the year. The remainder of the program will be completed in the first quarter of 2013.

On the non-drilling front, significant developments on key targets include:

•                  Receipt of assays for detailed termite mound sampling over the Soreto and Diabougou prospects. This work highlighted that the artisanal mine workings in the area which extend for over one kilometre in strike length are part of a 4 km long gold anomaly coincident with a NE trending shear system.

•                  Receipt of multi-element geochemistry for detailed termite mound sampling over the Nienyenko prospect. This work highlighted an extensive alteration-related multi-element footprint centered on the known gold anomalies and mineralization previously identified in trenches, thus significantly enlarging the potential size of the prospect.

•                  First pass data collection was completed at Garaboureya, consisting of termite mound geochemistry, mapping, rock chip sampling and acquisition of high-resolution aeromagnetics. This data resulted in the delineation of a significant gold anomaly coincident with a permissive structural setting. Interpretation work is continuing to define the drilling testing program on this target for 2013.

Exploration Opportunities on RLP

Beyond the current RLP, the Company is focused on assessing and potentially acquiring additional exploration licenses in Senegal. The Company also expects to augment its internal growth by strategic acquisitions of companies or assets including operating assets that have growth potential or attractive exploration packages initially in Senegal but ultimately elsewhere in West Africa.

Regional Exploration Interests

The Company, through its wholly owned subsidiary SMC, has interests (ranging from 70% joint venture interests to 100% interests) in ten exploration permits that together equate to a regional land package in south eastern Senegal around Sabodala of approximately 1,200 km2.

The regional exploration projects comprise ten granted research permits grouped into four different project areas:

•        Near Mine Project — contains the two permits of Bransan and Makana.

•        Faleme — contains the two permits of Heremakono and Sounkounkou and Massakounda.

•        Dembala — contains the two permits of Dembala Berola and Saiensoutou.

•        Garaboureya — contains only one permit of the same name.

The permit locations are shown in the schematic below and the details of the permits are tabulated in the following Table.

Location of Exploration Permits

Granted Gold Exploration Permits and Applications

Project	Permit	Original Grant Date(1)	SMC Interest	Status	Area (km2)	Next Renewal Due	Maximum Validity	Comments
	Bransan	Dec-06	70%	2nd Validity Period	261	Oct-12	Oct-15	Renewal in process(6)
Near Mine	Makana	Nov-04	80%	3rd Validity Period	83	N/A	Nov-13
	Bransan Sud	Jan-11	100%	Initial Validity Permit	7	Nov-13	Nov-20
	Sabodala Ouest	Jan-11	100%	Initial Validity Permit	3	Nov-13	Nov-19
Faleme	Sounkounkou	Sept-06	80%(3)	3rd Validity Period	159	Sep-12	Feb-16
	Heremakono	Oct-05	80%	2nd Validity Period	161	N/A	Oct-13	Renewal in process(6)
Dembala	Dembala Berola	Jan-05	100%(4)	3rd Validity Period	244	Jan-12	Jan-14	Renewal in process(6)
	Saiensoutou	Jan-11	100%	Initial Validity Permit	81	Nov-13	Nov-19
Massakounda	Massakounda	Jan-05	100%(4)	3rd Validity Period	186	Jan-12	Jan-15	Renewal in process(6)
Garaboureya	Garaboureya NW	Aug-09	75%(5)	2nd Validity Permit	50	Aug-12	Aug-18	Renewal in process(6)
Grand Total					1,235 km2

(1)         Refers to date of grant of Ministerial Decree awarding the exploration permit to SMC.

(2)         Senegalese Mining Code provides for renewals beyond a 2nd renewal term provided the size and opportunity of the exploration works; including the proposed budget, are deemed significant enough from the State of Senegal perspective.

(3)         SMC has retained a 100% interest to the Gora deposit within this exploration permit, subject to a 1.5% royalty to Axmin pursuant to Amended and Restated Joint Venture Agreement.

(4)         2% royalty is payable to Rokamko SA.

(5)         SMC’s joint venture partners retain a 100% interest in first 15m of alluvial deposit subject to small scale mining permits within the perimeter of the exploration permit.

(6)         Permits undergoing renewal will be reduced by 25%.

MINERALIZATION

The Sabodala deposit comprises a network of mineralized shear zones and associated surrounding sets of quartz breccia veins and vein arrays which are discordant to, and cut across the hosting volcanic stratigraphy. Mineralization is most intensely focused in and west of where the shear zone network intersects, and crosscuts the mylonitic chert unit. Best developed mineralization extends from the chert unit westward to the ultramafic-hosted Ayoub’s Thrust, in the steeply west-northwest dipping host sequence comprising the volcaniclastic unit, mafic volcanic units and gabbro which lie between the chert and the shear zone. The deposit is developed over a strike length of at least 600 metres from the Sutuba prospect southwest of the current open pit, northward to several hundred metres north of the open pit, where it is open at depth. Within and northward from the current open pit, the deposit plunges moderately to the north, while at the south end of the deposit the plunge is shallow to the south. The mineralization plunges vary with the orientation of, and intersections between the principal mineralized structures which host, and are surrounded by, gold mineralization.

Several shear zone orientations control the position and morphology of gold mineralization in the Sabodala deposit. The largest and most continuous is the Ayoub’s Thrust, which, although containing only a small proportion of mineralization itself, has likely a major structural control on the position of adjacent mineralization and subsidiary mineralized shear zones. This structure is a 50 to 100 metres wide, largely ultramafic sill hosted, north-northeast trending and steeply dipping high strain zone which lies immediately west of the orebody. Within it, areas of intense oxide alteration with relict fuchsite and locally abundant quartz veining define oxidized upper parts of carbonate alteration zones, which, below depths of oxidation, comprise inner dolomitic, fuchsite-bearing carbonate and outer talc-chlorite-serpentine alteration. While this alteration and veining does not usually carry gold mineralization, it defines a significant fluid channelway and controlling shear zone along the ultramafic unit adjacent to which gold mineralization is developed. A second, stratabound shear zone to the east occurs along the deformed chert-siltstone unit in eastern parts of the orebody, representing an area of high strain which has been termed the Mylonite Shear zone.

Within the Sabodala orebody, principal ore hosting and controlling structures extend between the stratabound Ayoub’s Thrust, and Mylonite shear zones, forming a network of shear zones that host and are surrounded by gold mineralization, and from which subsidiary mineralized structures splay off. The most significant of these are the Main

Flat and Northwest Shear. These host and are surrounded by the most continuous and through-going areas of mineralization in the deposit along central quartz-carbonate-albite-pyrite shear vein systems developed along them, and in broad surrounding zones of alteration and veining which are best developed where the two structures intersect.

The Main Flat is the more laterally extensive of these two principal ore hosting structures, and is traceable over a strike length of more than 600 metres from north-northeast to south-southwest across the deposit. It dips shallowly to the west in southern parts of the deposit, rolling to flat and ultimately shallow to moderate north dips in northern part of the deposit, creating an overall domal geometry. The structure accommodates more than 100 metres of reverse displacement (top to the east) of marker units in southern parts of the deposit.

Gold mineralization at the Sabodala deposit occurs in a combination of continuous grey quartz shear veins along shear zone surfaces in the Main Flat and Northwest shear zones, in sets of quartz-carbonate-albite-pyrite extension veins, in coalescing extension and shear vein domains which form zones of quartz-carbonate matrix breccia, and in areas of pervasive tan to pink coloured carbonate-albite-sericite-pyrite alteration which surrounds and links between veins, shear zones and breccias.

The most continuous mineralization occurs along and surrounding the Main Flat and Northwest Shear. In the central parts of the deposit, these two structures are cored by quartz shear vein systems comprising mottled grey, variably brecciated, and banded quartz veining which is locally host to high gold grades. These central shear veins are typically surrounded by intense, often brecciated alteration with auriferous white quartz-carbonate-albite veinlets.

The early veins are overprinted by sets of main stage shallow southerly-dipping, sheeted or branching quartz-albite-carbonate-pyrite extension veins which form often sheeted arrays and which may occur in densities of several veins per vertical metre. These are the most abundant sets of veins that are developed in the deposit, often affecting large volumes of the wallrock adjacent to the mineralized shear zones. While having overall shallow southerly dips, vein orientations can locally be variable, probably due to fluid overpressuring during vein formation which lead to brecciation and linking between vein arrays and sets.

Gold mineralization of all styles is associated with pyrite in association with extension and shear veins as clots, grains and along slip surfaces within veins, as pervasively disseminated envelopes around veins, and is also disseminated in broad zones of carbonate-albite alteration surrounding shear veins. Locally pyrite forms veinlets, which both cut across, and in other areas are cut by, quartz-carbonate albite veins, suggesting multiple pyrite generations, occurring within both pyrite veinlets and quartz-carbonate veinlets. Pyrite is variable in grain size and ranges from cubic to anhedral. Pyrite of all grain sizes from mineralized zones is spatially associated with grains of native gold along crystal margins, in fractures within pyrite, or encapsulated in pyrite grains. Trace, often very fine-grained chalcopyrite and locally galena occur as minute grains in or adjacent to pyrite often spatially associated with gold. Shear veins also may contain fine-grained gold encapsulated in or peripheral to pyrite in pyritic bands along slip surfaces. Coarse gold is absent.

At Niakafiri and Niakafiri West, significant areas of mineralization are hosted by north northeast trending, steep west-northwest dipping carbonate altered shear zones along the Niakafiri Shear Zone, shear zones which splay off this structure to the west, and along the Masato shear zone which lies 400 to 500 metres east of and parallel to the Niakafiri Shear zone.

The Soukhoto and Faloumbo areas contain widely spaced east-northeast trending and steeply dipping quartz veins which vary from 5 to 50 cm thick, and which have strike lengths of at least several tens of meters. The veins comprise white quartz with local prismatic fill, and have thin foliated envelopes suggesting that they are developed in minor shear zones. They are hosted in foliated mafic volcanic rocks.

The Gora deposit lies approximately 25 km northeast of the Sabodala processing plant and occurs within the Sonkounkou exploration permit held by Axmin and in which the Company has earned an 80% interest. Gold mineralization at Gora occurs in quartz shear veins which trend north-northeast with moderate to steep east-southeast dips, in a northeast trending sequence of turbiditic sandstone, siltstone and mudstone which is at least locally overturned. Two principal and additional veins are locally 50 to 100 metres apart, defining a veining corridor at least 100 metres wide in plain view, and veining extends for at least 900 metres along the strike.

The Diadiako prospect lies about 12km NW of the Sabodala mine, two kms from the greenstone contact with the basement Kakadian granite-gneiss on the Bransan permit. The prospect consists of two sub-parallel mineralized structures striking NE and dipping moderately (30°) to the SE.  Main Zone is continuous over 900m of strike length, and Lower Zone is continuous over 400m of strike length.  Host rocks to mineralization at Diadiako are well foliated mafic volcanics and basalts.  Mineralization occurs as quartz-pyrite veins and breccia-systems hosted within hydrothermally altered country rock.  Alteration is a characteristic upper green schist facies mineral assemblage containing carbonate, silica, albite, hematite, muscovite, and chlorite.  Alteration can be patchy to pervasively developed.  Mineralization is most commonly associated with quartz veining and breccias developed in orange/pink albite — hematite altered metavolcanics.

The Majiva prospect is associated with the southern extension of the Sabodala shear corridor and consists of three advanced prospects where mineralization is associated with quartz-carbonate-pyrite-fuchsite alteration in a broad zone of sheared mafics and ultramafics.

DRILLING

Teranga and its predecessors drilled approximately 442,503 m of diamond drill core and RC holes including combination RC drill and core holes on the property since 2005 to 2012, as detailed in the following table

Teranga Total Drilling 2005 to 2012

Deposit/Prospect	Year	No. of Holes	RC (m)	DD (m)	Total (m)
Sabodala	2005	165	11,760	5,725	17,485
	2006	228	20,251	20,567	40,818
	2007	289	24,457	29,601	54,058
	2008	82	6,258	8,562	14,820
	2011	26	4,300	1,108	5,408
	2012	174	23,221	30,486	53,707
Flat Extension (Sabodala)	2010	13	2,542	4,039	6,581
	2011	50	8,817	13,157	21,974
Base of Sambaya Hill	2012	32	2,162	2,423	4,585
Niakafiri	2005	45	3,646	1,149	4,795
	2006	69	6,268	3,912	10,180
	2007	46	3,420	2,786	6,206
Niakafiri West	2007	22	1,385	0	1,385
	2008	40	5,380	740	6,120
Dinkokhono	2007	43	3,540	0	3,540
	2008	26	2,847	2,142	4,989
	2012	15	492	2,841	3,333
Masato	2007	5	495	711	1,206
	2009	2	0	363	363
	2010	1	0	188	188
	2011	87	15,731	19,768	35,499
	2012	24	5,932	7,096	13,028
Mamasato	2012	13	0	1,673	1,673
Sutuba	2006	39	2,959	1,013	3,972
	2007	33	2,580	18	2,598
	2008	50	3,976	1,101	5,077
	2009	1	0	100	100
	2010	48	3,001	392	3,393
	2012	21	3,099	768	3,867
Falombou	2009	4	638	0	638
Dambakhoto Sterilization	2009	2	270	0	270
	2010	2	300	0	300
	2011	1	300	0	300
Soukhoto	2007	32	2,859	327	3,186
	2010	8	0	951	951

Deposit/Prospect	Year	No. of Holes	RC (m)	DD (m)	Total (m)
	2012	6	694	356	1,050
Ayoub’s Extension	2010	11	1,098	0	1,098
	2011	92	10,453	5,543	15,996
	2012	61	8,852	14,542	23,394
Sambaya Hill	2007	42	5,885	0	5,885
	2010	1	399	0	399
	2011	2	0	1,200	1,200
TOTAL		1,953	200,267	185,348	385,615

On the regional land package Teranga and its predecessors and joint venture partners have drilled a total of 136,086 m of RC and diamond core (2005 to December 2011). This includes 70,787 m on the Gora project. Total RC and diamond drilling by Teranga is 116,500 m (October 2010 to December 2011). This includes the Gora project for 62,182 m.

The regional database also contains 260,000 m of RAB drilling of which 150,774 m was completed by Teranga from October 2010 to December 2011.

A summary of these drilling activities by Teranga is contained in the following table. The table includes RAB, RC, combination RC and core drillholes, but excludes the ML.

Teranga Drilling October 2010 to 31 December 2011

		RAB		RC		RC_DDH			DDH
		Holes	Metres	Holes	Metres	Holes	RC	DDH	Holes	Metres
Permit	Prospect	(No.)	(m)	(No.)	(m)	(No.)	(m)	(m)	(No.)	(m)
Bransan	Bransan	—	—	—	—	—	—	—	—	—
	Diadiako	—	—	28	4,473	5	222	1,343	—	—
	Diadiako East	1,115	30,959	—	—	—	—	—	—	—
	Dindifa	—	—	—	—	—	—	—	—	—
	Goumbou Gamba	—	—	—	—	—	—	—	1	250
	Goumbou Gamba South	—	—	3	642	—	—	—	—	—
	Soungoutoukourou	—	—	—	—	—	—	—	—	—
	SSC	43	1,225	—	—	—	—	—	—	—
Bransan South	Bransan South	35	1,721	1	123	—	—	—	—	—
Dembala Berola	Cinnamon West	—	—	—	—	—	—	—	—	—
	Dembala Hill	113	4,463	24	2,769	—	—	—	3	1,057
	Goundamekho	—	—	36	4,087	—	—	—	—	—
	Khossaguiri	130	2,855	—	—	—	—	—	—	—
	Saiensoutou	6	306	—	—	—	—	—	—	—
	Seven Hills	—	—	—	—	—	—	—	—	—
	Tourokoto	1,006	23,418	25	4,557	—	—	—	5	1,691
Garaboureya	Garaboureya	—	—	—	—	—	—	—	—	—
Heremakono	Diabougou	—	—	—	—	—	—	—	—	—
	KC	—	—	—	—	—	—	—	—	—
	Nynienko	—	—	—	—	—	—	—	—	—
	Soreto	—	—	—	—	—	—	—	—	—
Makana	Majiva Central	—	—	6	1,246	—	—	—	—	—
	Majiva North	—	—	38	7,813	4	249	1,074	—	—
	Majiva South	—	—	3	582	—	—	—	—	—
	Sanu Samou	—	—	—	—	—	—	—	—	—
	Wourouss	—	—	—	—	—	—	—	—	—
	Wourouss Nord	—	—	—	—	—	—	—	—	—
Sabodala Nw	Sterilisation	—	—	—	—	—	—	—	—	—
	TDP	—	—	—	—	—	—	—	—	—
	Toumboumba	1,150	49,097	49	8,748	4	300	1,067	—	—
Saiensoutou	Saiensoutou	114	4,576	—	—	—	—	—	—	—
Sounkounkou	Cinnamon	709	10,403	—	—	—	—	—	—	—
	Dantoumangoto	—	—	—	—	—	—	—	—	—
	Diabougou	118	2,443	—	—	—	—	—	—	—
	Diakhaling	—	—	—	—	—	—	—	—	—
	Diegoun South	502	5,490	11	1,763	—	—	—	3	657
	Diegoun West	—	—	—	—	—	—	—	—	—
	Gora	—	—	170	25,672	163	14,537	17,565	39	4,408
	Honey	—	—	21	3,523	—	—	—	—	—
	Jam	129	1,702	31	5,116	—	—	—	1	248
	JC Corridor	249	1,964	—	—	—	—	—	—	—
	KA	27	361	—	—	—	—	—	—	—
	KB	298	2,603	—	—	—	—	—	3	720
	KC	597	7,188	—	—	—	—	—	—	—
	KD	—	—	—	—	—	—	—	—	—
	KE	—	—	—	—	—	—	—	—	—
	Nynienko	—	—	—	—	—	—	—	—	—
	Zone ABC	—	—	—	—	—	—	—	—	—
Total		6,341	150,774	446	71,114	176	15,308	21,049	55	9,031

This totals 86,422 m of RC drilling and 30,080 m of core drilling on the permits for a total of 116,500 m — the Gora resource drilling accounting for 50% of this.

Teranga completed 62,500 m of RAB drilling, 42,300 m of RC drilling and 2,400 m of diamond core drilling between the period 1st January 2012 and 31st December 2012. A summary of this drilling is listed in the following Table.  This excludes drilling undertaken on the ML property.

Teranga Drilling January 2012 to 31 December 2012

		RAB		RC		RC_DDH			DDH
PERMIT	PROSPECT	Holes (No)	Meters (m)	Holes (No)	Meters (m)	Holes (No)	RC (m)	DDH (m)	Holes (No)	Meters (m)
BRANSAN	Bransan	—	—	—	—	—	—	—	—	—
	Diadiako	—	—	—	—	—	—	—	—	—
	Diadiako East	—	—	15	2774	—	—	—	—	—
	Dindifa	256	2635	—	—	—	—	—	—	—
	Goumbou Gamba	—	—	—	—	—	—	—	—	—
	Goumbou Gamba South	—	—	—	—	—	—	—	—	—
	Sougoutoukourou	119	2298	—	—	—	—	—	—	—
	SSC	57	1994	—	—	—	—	—	—	—
BRANSAN SOUTH	Bransan South	49	879	—	—	—	—	—	—	—
DEMBALA BEROLA	Cinnamon West	—	—	8	1460	—	—	—	—	—
	Dembala Hill	—	—	7	1400	—	—	—	—	—
	Goundameko	—	—	—	—	—	—	—	—	—
	Khossaguiri	—	—	—	—	—	—	—	—	—
	Seven Hills	—	—	—	—	—	—	—	—	—
	Tourokoto	—	—	65	12914	—	—	—	—	—
GARABOUREYA	Garaboureya	—	—	—	—	—	—	—	—	—
HEREMAKONO	Nynienko	—	—	—	—	—	—	—	—	—
	Soreto	—	—	—	—	—	—	—	—	—
MAKANA	Majiva North	—	—	4	615	—	—	—	—	—
	Majiva South	—	—	—	—	—	—	—	—	—
	Sanu Samou	—	—	—	—	—	—	—	—	—
	Wourouss	766	15142	6	971	—	—	—	—	—
	Wourouss North	222	3491	—	—	—	—	—	—	—
SABODALA NW	Bale	209	2450			—	—	—	—	—
	Toumboumba	—	—	129	11922	—	—	—	—	—
SAIENSOUTOU	Saiensoutou	153	5698	14	2800
SOUNKOUNKOU	Cinnamon			6	1100	—	—	—	—	—
	Dantoumangoto	183	863	—	—	—	—	—	—	—
	Diabougou	—	—	—	—	—	—	—	—	—
	Diakhaling	207	2376	—	—	—	—	—	—	—
	Diegoun South			—	—	—	—	—	1	300
	Diegoun West	193	2678	—	—	—	—	—	—	—
	Gora	67	1356	14	2314	—	—	—	—	—
	Honey	—	—	—	—	—	—	—	—	—
	Jam	355	3425	15	2923	—	—	—	9	2131
	JC Corridor	1171	10276	—	—	—	—	—	—	—
	KA	333	3287	—	—	—	—	—	—	—
	KB	—	—	8	1196	—	—	—	—	—
	KD	—	—	—	—	—	—	—	—	—
	KE	—	—	—	—	—	—	—	—	—
	Zone ABC	228	2729	—	—	—	—	—	—	—
TOTAL		4568	61577	291	42389	0	0	0	10	2431

Drilling completed by the previous operator MDL, from January 2005 to September 2010, is summarized in the following table.

MDL Drilling January 2005 to September 2010

	RAB		RC		RC_DDH			DDH
	Holes	Metres	Holes	Metres	Holes	RC	DDH	Holes	Metres
Permit/Prospect	(No.)	(m)	(No.)	(m)	(No.)	(m)	(m)	(No.)	(m)
Bransan
Bransan	22	868	—	—	—	—	—	—	—
Diadiako	411	13,190	12	1,249	—	—	—	9	1,973
Diadiako East
Goumbou Gamba	248	10,551	20	2,885	—	—	—	2	243
Goumbou Gamba South	359	6,569	—	—	—	—	—	—	—
Soungoutoukourou	151	5,967	—	—	—	—	—	1	194
SSC	630	16,073	—	—	—	—	—	—	—
Goundamekho	59	2,438	20	1,950	—	—	—	—	—
Tourokoto	1	11	—	—	—	—	—	—	—
Heremakono
Nynienko	—	—	—	—	—	—	—	4	326
Soreto	—	—	—	—	—	—	—	2	155
Maka
Majiva Central	775	21,942	—	—	—	—	—	2	455
Majiva North	—	—	—	—	—	—	—	—	—
Majiva South	347	6,451	—	—	—	—	—	—	—
Sanu Samou	214	4,300	—	—	—	—	—	—	—
Sabadola NW
Sterilisation	10	420	—	—	—	—	—	15	338
Cinnamon	1	2	—	—	—	—	—	—	—
Dantoumangoto	22	557	—	—	—	—	—	—	—
Diabougou	109	2,252	17	1,775	—	—	—	3	323
Diakhaling	15	426	—	—	—	—	—	—	—
Diegoun South	38	471	—	—	—	—	—	7	724
Gora	208	4,420	50	6,123	1	123	45	—	—
Honey	352	3,125	—	—	—	—	—	—	—
Jam	301	2,978	—	—	—	—	—	—	—
KA	131	2,135	—	—	—	—	—	2	270
KB	91	1,316	—	—	—	—	—	—	—
KC	8	215	—	—	—	—	—	2	129
KD	4	123	—	—	—	—	—	—	—
Zone ABC	289	2,284	—	—	—	—	—	—	—
Total	4,796	109,083	119	13,982	1	123	45	49	5,130

Management of the drilling programs, including logging, sampling, and data verification, was contracted to RSG Global through to 2007, since then drilling supervision has been undertaken by SGO on the ML and SMC on the regional land package. Teranga has documented drilling procedures for RAB, RC and core drilling.

RC and diamond drill collars are surveyed using either a Total Station or Differential GPS, both of which are capable of providing 3 dimensional collar co-ordinates to sub-metre accuracy. Downhole surveying is generally undertaken using a multishot-type compass/camera.  Some drilling contractors use a gyroscope to perform downhole surveys where magnetic minerals are present.

Diamond drilling using standard HQ or NQ sized equipment is suitable for most diamond drilling work at Teranga. However, on some occasions, it is necessary to drill PQ collars for diamond drillholes to ensure a stable collar is established.

Reverse Circulation Drilling

Reverse circulation (RC) drilling is used for shallow exploration drillholes (<250 m) and pre-collars of deeper diamond tailed drillholes. RC cuttings are collected through a cyclone into a collector bag. The cuttings are sampled on 1 m intervals for each metre drilled. The 1 m interval cuttings are passed through a three-tier, one-eighth splitter resulting in an approximately 2.0 kg to 2.5 kg subsample.

Drill contractors have are required to allow for sufficient air and appropriate techniques to ensure dry samples are delivered >95% of the time, wet samples are not paid for. In the instances where some water ingress is unavoidable, damp or wet samples are dried prior to being split; clods are not force-fed through the riffles. Plastic sample bags and calico collection bags are labeled with a permanent ink marker. As a general policy, bulk RC bags are to be emptied and removed only on receipt of the assay results. For resource drilling mineralized intervals and 3 m to 5 m below and above are retained either as laboratory rejects or by resampling the original bulk RC bags.

The cyclone is cleaned regularly. The drill log and sample book are regularly checked against the hole depth as drilling proceeds to ensure compatibility. The drill log has a column for sample return quality which is noted good or poor.

A sample of the chips for the interval is stored in a plastic chip tray and received by the logging geologist. Sections are manually drawn in the field as the drilling progresses.

On resource drill programs a reflex single shot camera is used for downhole surveys with the initial reading taken downhole and subsequent readings taken every 30 m thereafter as the hole progresses. Some contractors use a gyroscope for the down-hole surveys, where the driller reads the instrument and records the data. A geologist or geological technician is at the rig at all times it is in operation. A 7º west correction is added to the reading to correct for the local declination. Due to the cost involved, shallow early stage exploration RC holes are generally not surveyed down the hole.

Diamond Drilling

Drillholes are typically aligned approximately perpendicular to the intended target mineralization from the hanging wall to or into the footwall. A geologist is at attendance at the rig when it is in operation during day shift. The driller will take the downhole survey as the hole advances.

Core measurement blocks are inserted by the driller and the block position marked in the box in case of core movement during transport to the core logging facility. Core orientation marks are rotated to the bottom of the core. The core is then matched up in the core trays and the orientation line propagated along the length of the core. The core is marked for sampling by a geologist respecting lithological and mineralization contacts. The sampling is mostly done in 1m intervals, except on rare occasions where geological variations are examined in more detail.

The core is split for sampling with a diamond saw, then bagged and tagged.

On resource drilling programs bulk density determination is carried out for both mineralized and barren host rocks plus samples of the various weathering profiles. A 20 cm to 30 cm sample is taken from each 5 m interval of the split core. The methodology used is the weight in air/weight in water method and commercial paraffin wax is used for porous oxide samples. The current complete database contains approximately 45,000 bulk density measurements.

Metallurgical samples are collected by cutting the remaining half core.

The core storage compound at Sabodala Mine and on the exploration camps are protected by high level security fences and are under 24 hour surveillance by security personnel.

Rotary Air Blast Drilling

The rotary air blast (RAB) drill is used for reconnaissance exploration drilling. RAB holes are typically drilled to blade refusal, which in most cases coincides with the top of the unoxidized bedrock. The maximum, practical drill depth for most rigs is around 60 to 80m where the oxidation and overburden profile is very well developed. Holes are angled 60º to 70º degrees to surface. Collar surveys are picked up using hand held GPS units.  No downhole surveys are performed.

Cuttings are recovered via a cyclone which is attached by a drill pipe to the top of the sealed whole collar. Unlike RC cuttings, the cuttings from a RAB hole are exposed to the wall rock as they ascend to the collar of the hole for collection.

Samples submitted for analysis are a composite of two individual one metre samples. The 1m sample is taken via a pipe inserted into the cuttings pile in two passes; forming a cross pattern. The composite weighs approximately 2.5

kg. The RAB cuttings are left in 1m piles on the ground near the hole collar. The subsample composite is collected in a clear plastic bag, the top folded twice and stapled over the fold with a paper sample number tag inserted in the fold.

Drilling on the Mining Lease

Typically, RC drilling was used to approximately 100 m deep. Below this depth, water inflow makes RC inefficient and diamond drilling is used. Drilling is done with three multipurpose (diamond drilling and RC), track-mounted machines, such as UDR650 rigs or larger KL900 rigs.  Diamond drilling incorporates both NQ (47.6 mm diameter.) and HQ (63.5 mm diameter.) core. In March 2010, SGO contracted the services of an Atlas Copco 220 drill rig, which has the capability to drill RC to depths of 400 m (PQ size at 120 mm diameter).

Drillhole collars are surveyed using a theodolite or Topcon differential GPS based on established survey trig points. All holes are downhole surveyed using a Reflex Easy-Shot single shot tool. Frequency of measurement is dictated by the target of the hole. Holes drilled on a predetermined grid are surveyed at 30 m intervals after the hole is completed. Holes targeted specifically at a certain geologic feature are downhole surveyed as the hole progresses. Ezy-Mark or ACE Tool TM is used for oriented core when used. To provide an adequate database, orientation marks are carried out every 3 m down the hole while drilling (as in 3 m runs), as marks are often ineffective when the core is broken and/or rendered unusable as evidenced by core grinding.

Diamond drill core and RC chips are logged wet by a geologist using a simple and consistent code system, noting lithology, alteration, mineralization and base of oxidation. In addition, diamond drill core logging records structural geology, geotechnical features including core recovery, rock quality designation (RQD), fracture frequency and infill, and hardness. Diamond drill core recovery averages 98% while RC recovery averages around 85%.

The logging data is recorded by a geologist on handwritten logging forms, entered into Excel spreadsheets and then stored in a SQL MS Access database. MS Access to the database is restricted as much as possible to maintain accuracy. MapInfo or Vulcan is available and used for on-site data validation by the responsible geologist and geological for geological interpretation.

In order to provide a permanent visual record, all drill core is photographed before it is sampled or disturbed during logging. For geotechnical purposes, core photographs are taken dry, as soon as possible after recovery to minimize the effects of breakage during handling or decomposition upon exposure to air and water. The core is rephotographed wet to best record colours, geological features and textures. Each tray of core is photographed with a name board showing project location, drillhole number, the tray number, the depths at the start/end of the tray, date, colour bar and whether photographed wet or dry.

Initial drilling was designed with a declination of 45º to 60º to the east to intersect mineralized structures dipping 20º to 30º to the west. Holes intersecting the shallow mineralization essentially measure true width. However, the drilling also intersects the Northwest Shear domain at a low angle, and in some cases the drillholes appear to be running down the dip of the Northwest Shear structure. The schematic below demonstrates a typical section through the mineralization (Section 20330N), showing the relationship between the Northwest Shear and flat mineralized structures and the drilling orientation.

Cross Section 20330N Showing Drilling Orientations

Drilling on the Exploration Leases

Trenching and RAB drilling are primarily used to evaluate surface geochemical anomalies and more accurately locate the bedrock gold bearing structures that give rise to the surface gold anomalism in an area. Both methods are quick and cost effective in achieving this. Trenching is largely deployed in areas where the surface cover is generally <2 m thick. It has the added advantage of exposing great widths of bedrock geology that is generally only available in rare and scattered outcrops. For safety reason trenches are restricted to a maximum of 2.5 m depth.

RAB drilling is deployed where the surface cover exceeds 2m of overburden and there is evidence of relocated soil above the bedrock. RAB holes are drilled to blade refusal with the aim of sampling the top of the un-oxidized bedrock as well as the profile of saprolite.

RC and diamond drilling are used to test and evaluate areas with well-defined gold-bearing structures defined in outcrop, trenches or RAB holes. In many cases RC pre-collars are used to evaluate or drill the top 100 m to 150 m of a hole and a diamond tail is used where greater depth is required or where additional geological information is required from examination of diamond drill core.

Near Mine Project

Makana Permit

Makana Permit contains several target prospects that include Majiva North, Majiva Central, Majiva South, and Sanou-Samou, and it is the southernmost permit within the Near Mine Project area. Makana is situated on the southern strike extension of the SSC, a major crustal scale high-strain zone of primary importance for regional gold mineralization, which hosts the following nearby deposits — Sabodala, Masato, Niakafiri and the Goulouma Group.

The eastern portion of the Makana Permit is interpreted to contain the southern strike continuation of the Niakafiri and Masato Shear Zones, primary structures related to the SSC, which transects Majiva North, Majiva Central, and Majiva South, Prospects. The Masato and Niakafiri Shear Zones are a NNE striking, steep westerly dipping carbonate/albite altered shear that hosts significant gold mineralization at on Teranga’s Sabodala mining lease some 12 km to 15 km north of the Makana permit.

In addition to its favourable structural setting, the prospectivity of Makana is enhanced by the central portion of the permit containing numerous granite intrusive bodies that intrude country rock volcanics, basalts, and greenstones of the Mako Supergroup. These intrusive bodies provide analogues for Sabodala Style mineralization settings, which are situated proximal to the margin of the auriferous Falombou Granite intrusive body. Mapping and preliminary drilling have identified large scale quartz-carbonate altered shear zones that contain both disseminated and vein hosed gold mineralization. Laterite cover on the prospect is extensive and variable in thickness, covering up to 75% of the Makana Permit’s surface area.

All of the RC and DD to date has been focused on the >2 km trend of gold anomalous structure at the northern and central parts of the Majiva Prospect.

Majiva Prospect

Exploration RC drilling to date has largely focused on the Majiva North Prospect. RC drilling designed to target the depth extensions of kilometre-scale soil and near-surface RAB geochemical anomalies has returned encouraging results. Pre-Teranga work includes 28,293 m of RAB and two scout diamond core holes have also been drilled in 2008 (MADD001 and MADD002) for a total of 454.6 core metres. Teranga has since completed a total of 47 RC holes for 9,641 drill metres. In addition four deeper holes were completed with RC pre collars and diamond tails, for a total of 1,350 m.  The schematic below summarizes the schematic geology, gold bearing structural trends, drilling to date and advanced targets.

Drilling at Majiva outlined three zones of low grade mineralization, labelled on the schematic below as Advanced Targets 1 to 3. The most significant of these is Advanced Target 1. The drilling has shown that the RAB gold anomaly relates to a steep west dipping carbonate-albite-fuchsite-pyrite ±quartz altered shear zone in basalts and a related hayloclastite unit. The setting and structure are similar to those hosting Masato and Niakafiri on the mining lease. The shear structure is up to 30 m wide, but is only mineralized where quartz stingers are present.

The best mineralization is found at Advanced Target 1, where up to 35 m at 0.8 g/t Au have been intersects (0.2 g/t Au cut off). Average grades at Target 1 are estimated at 0.6 g/t Au. Advanced Target 2 lies further along strike and to the north. In this area, some higher grades, but lower width were encountered in the drilling and average grades from this zone are estimated at 0.6 g/t Au.

Majiva Prospect, Makana Permit. Gold Targets Along One of the Main Sabodala Structures

East-West Cross Section Looking North at Advanced Target 1, Majiva Central Prospect, Makana Permit

Dembala Berola Permit

Tourokhoto Prospect

MDL had completed its target generation strategy as described in the Exploration section of this report and identified an extensive zone of surface gold anomaly coincident with the Main Trans-current shear zone, a major structure marking the boundary of the more mafic Mago Group to the west and the sediment dominated Diale-Dembala Group to the east. Teranga commenced a RAB and diamond drill campaign in December 2010 and completed a total of 23,400 m of RAB and an early scout diamond drilling program consisting of five holes for 1,691 m.

The RAB program delineated several, large, zones of bedrock gold anomaly associated with the MTZ, but also in areas to the east of the main MTZ structural belt, underneath relatively low level surface gold anomalies.

Zones of gold mineralization are shown in the schematic below.

Zone 1 is located in between the northern lateritic plateaus, on the western flank of the elongate gabbro body. The surface geochemical anomaly surpasses most anomalies of the area in size (about 5 km to 7 km long), in width (up to 2 km) and in intensity.

Zone 2 is located eastward, in the pelitic sequence of the Diale area, and possibly related to some basaltic lava flows.

Zone 3 is located just west of the Diale River and is also a NNE elongated anomaly of a lesser intensity but located just on the eastern flank of a basaltic lava flow. A fourth very elongated but thin and weak anomaly also is located in the middle of the MTZ.

To compare RAB results to the geochemistry anomalies, a score index was calculated:

Grades are multiplied by width and summarized. If multiple intersections are present in a hole they are summed.

The scores are then plotted at the collar of each RAB hole.  The relationship between the sample length and the true thickness of the mineralization is not known. Intersections of mineralization ranged in length from 1 m to 12 m.

Main Zones of Mineralization as Identified by RAB Drilling

The scout diamond drilling program intersected wide zones of intensely sheared sedimentary rocks and gabbros as well as a large amount of felsic intrusive dykes. An RC program started in December 2011 and was completed in February for a total of 14,557 m in 75 holes. This program systematically tested the auriferous bedrock zones identified by the RAB drilling. Results from this program so far delineated numerous, and at times wide, zones of low-grade gold mineralization.  A second infill RC program was started in late Q4-2012 and is nearing completion.

A drill cross section over main target area at Tourokoto showing RC and DDH assays is shown in the schematic below.

Cross Section Over Main Target Area at Tourokhoto

Goundamekho Prospect

The prospect was subject to minor RAB and RC drilling by the previous operator MDL. A total of 20 holes for 1,950 m were completed by MDL. The program targeted two main zones of mineralization highlighted in historic drilling by SAMAX and trenching by MDL.

Dembala Hill

The Dembala Hill target was extended to include a 4,000 m long buried intrusive body interpreted from the aeromagnetic data set. The intrusion sits along a significant gold-bearing structure which parallels the MTZ. The same structure is host to the original Dembala Hill prospect and further south, outside the Teranga permit, the same structure hosts the 500,000 ounce Makabingui deposit partially hosted within a small granite and gabbro body that intruded this structure.

At Dembala Hill diamond drilling in early 2011 produced intersections from the southern part of the prospect that ranged from 1 m to 19 m and Au grades ranging between 0.54 g/t and 2.15 g/t. Mineralization at Dembala Hill is hosted on the south eastern flange of a granodiorite plug, and is related to minor carbonate-chlorite-pyrite alteration. The mineralization is well developed and can be traced across most sections, but is mostly in the sub 1 g/t Au range.

A small program of RAB lines were drilled over the roof zone of the interpreted buried intrusive with the aim of testing for associated gold anomalies and also to confirm the presence of the postulated intrusion. A total of 113 holes for 4,463 m were drilled over four lines with an average depth of 39 m per hole (holes were angled at 60º). The buried intrusive was not intersected in this program, which is likely to be deeper down than the relatively shallow RAB drilling completed. During the first Quarter, 2011 a program of seven-hole RC was completed for 1,400 m located to intersect the intrusive and check for signs of mineralization within it. Apart from one minor felsic dyke only sediments were intersected. This indicates that the intrusive is either too deeply buried or the magnetic signature is caused by some other lithology, possibly thin magnetic dykes or basalts that maybe folded adjacent to the shear structure. Assays are pending but from the logging no mineralized system was intersected.

Saiensoutou Prospect

The main prospect on this permit consists of a surface gold anomaly defined by termite mound sampling that extends for over 2 km in a north-south orientation. This trend is interpreted to be an extensional set of structures related to movement along the 70º north trending structures visible on the regional aeromagnetic trends in the areas. The surface gold anomaly has partially coincident arsenic anomalies which could be associated with the mineralization or alternatively indicate the presence of mafic rocks not visible in the aeromagnetics. The presence of mafic rocks within this sediment dominated area can provide favourable competency contrasts which would create permeable fractured zones during deformation and mineralizing events. To the immediate SW of the gold trend, anomalous values of rubidium, strontium and molybdenum indicate the presence of alkali intrusions not yet discovered in outcrop.

Follow-up work included a program of RAB drilling, with a total of 114 holes for 4,576 m completed. This RAB drilling returned a number of gold anomalous trends. These auriferous RAB trends were followed up with a small program of RC drill testing, with 14 holes for 2,800 m completed.

Due to the wide-spaced nature of the early RAB program, infill RAB is currently being carried out to be followed by a second phase of RC drill testing.

Sounkounkou Permit

Diegoun North

This is a large complex of extensive surface gold anomalism identified by termite mound sampling carried out by GESS. The prospect is referred to as The Donut due to its ring-like shape around a central intrusive. The geochemical surface expression covers an area of approximately 20 km2 with the anomalies apparently peripheral to a central complex of felsic intrusive consisting of quartz-feldspar porphyries, gabbro and granodiorite. Country rocks to the intrusive are largely sediments of the Mako group with minor basalts. This large complex has been subdivided into three portions — Honey in the southwest, Jam to the southeast and Cinnamon to the north (see schematic below)

Division of Diegoun North Prospect

Cinnamon

A 958 hole drill program, of 12,000 m, RAB at Cinnamon on the northern portion of the Diegoun target area (approximately 28 km from the Sabodala mill) has been completed. This includes 249 holes for 1,984 m, which forms part of a larger program commenced late 2011 to complete a first pass RAB coverage on 200 m spaced lines over the structural corridor between Cinnamon and Jam.

Simplified Geology, RAB Anomalies and Recent RC Drilling, Cinnamon Prospect

Jam and Honey

During 2011, the bedrock auriferous trends at Honey and Jam were then followed up with a program of 52 RC holes for 8,639 m completed (Jam 31 holes for 5,116 m and Honey 21 holes for 3,523 m). The RC holes targeted most of these trends on a southeast azimuth and on a spacing of 200 m to 600 m. The mineralization at Honey is mostly related to narrow zones of quartz veining in metasediments.

Due to the extensive work completed on the Diegoun (Cinnamon, Jam and Honey) Teranga will consolidate this information and complete an intensive structural review of this area during 2013 to develop a mineralization model.  This information will be used to focus on the numerous prospects within this extensive area for 2014.

Garaboureya North Project

Garaboureya North is located east of the Sabodala Mining operation, close to the Sengegalo-Malian shear zone (SMSZ) and within the Diale-Dalema Group of Birimian age sediments. The SMSZ is a major tectonic structure and is the dominant structure in the vicinity of the permit. The SMSZ has numerous secondary splays that trend north-northeast and crosscut the Diale-Dalema Group in Senegal and the Kofi metasediments in Mali. Secondary structures connected to the SMSZ host multi-million ounce gold deposits at Loulo (3.3 Moz), Yalea (6.3 Moz) and Gounkoto (5.5 Moz), all located within 25 km of the Garaboureya permit.

The Garaboureya North permits sit over one of these secondary north-northeast splays to the SMSZ.  This is a 2 km wide zone of mineralized faults and shears that trends in a north-northeast direction across the entire permit. This structure is the primary controlling feature of the extensive surface gold geochemistry delineated by previous exploration companies early this century. This structure also has a control on the massive magnetite-hematite deposits on the eastern side of the permit, which are considered to be of hydrothermal origin.

Interpretation of the available regional aeromagnetic data and historic drilling show that the central part of the permit is underlain by a monzodiorite intrusion which also contains gabbro and dolerite layers. To the west this intrusion is flanked by shales and greywackes of the Diale-Dalema group. Massive iron (hematite — magnetite) bodies form prominent hills in the eastern and northern part of the permit area. These bodies have been previously interpreted as relating to brittle deformation and hydrothermal mineralization. Preliminary field investigations confirm hematite-magnetite bodies are located at structural intersections within the GSC, and represent a very early phase of large scale oxidizing hydrothermal fluid flow. Subsequent deformation has locally foliated these hematite-magnetite bodies, as well as the surrounding country rocks. This phase of deformation accompanied gold mineralization, which occurs as shear-hosted hydrothermal veins and breccias developed both in the massive hematite — magnetite as well as the monzodiorite and mafic intrusives to the east. Most of the permit is covered under a plateau of laterite, obscuring to a large extend the bedrock geology.

Preliminary interpretation of regional aeromagnetic data shows that the GSC is crosscut and offset by northwest and northeast-trending structures. The majority of surface gold anomaly identified from historic data sets is located within the Garaboureya Structural Corridor, and is best developed at the intersection of this corridor with a prominent NW trending fault that offsets the GSC.

The gold anomalies are defined by relatively wide spaced (400 m to 800 m x 50 m to 100 m) soil and termite mount samples collected some 10 years ago. Associated multi-element data indicates a gold-iron-cobalt-nickel association, characteristic of large-scale hydrothermal iron and gold mineralized systems.

The main gold anomalous area trends for over 4 km in a northeast orientation and is up to 2 km wide. Within this large anomalous zone, extensive peaks can be contoured at the 0.25 g/t Au level with high values reaching up to 27.49 g/t Au.

The gold anomaly is located over an extensive laterite plateau that covers almost completely the bedrock geology of the area. The creeks of the area contain coarse, alluvial gold derived from the anomalous zone.

Previous explorers executed scout drilling programs over parts of the gold anomalies at Garaboureya. Most of this work was done in the late 1990s and early years of this century. Historic drilling available to TGZ is largely of a shallow, wide-spaced scout nature, which is summarized in the following Table.

Garaboreya Summary Statistics of Historic Drilling

Drill Type	Holes (No.)	Drilled (m)	Maximum Depth (m)	Average Depth (m)
Diamond	27	4,880	236	180
RC	51	2,535	112	49.7
RAB	136	4,961	50	36
Total	214	12,376	236	57.8

Only 28 of the 214 holes summarized in the Table above were drilled to a depth in excess of 100 m. Over 70% of the holes were shallow (<60 m) vertical holes, drilled on lines 200 m to 400 m apart with holes spaced 100 m to 400 m apart along drill lines. This spacing is too wide to effectively test for mineralized bedrock trends beneath the laterite, but can be classified as geological scout drilling in the area of surface gold anomalism. The remaining 30% of holes are concentrated on four northwest-trending lines partially testing some of the surface gold geochemistry, generally with an azimuth to the south-east. Recent field visits by Teranga revealed that there is a second order northwest structural component to the mineralization controls, which would not have been adequately tested with southeast oriented drillholes.

The historic drilling leaves a lot of untested areas. Undiscovered bedrock mineralization beneath the laterite may exist and despite the wide-spaced and cursory nature of the historic programs, numerous zones of encouraging gold mineralization has been encountered in the bedrock.

It must be noted that this is historic data that Teranga obtained as part of its due diligence studies. The data is not necessarily complete and cannot be audited as there is no access to original files. The data is not NI 43-101 compliant and is only presented to illustrate the prospectivity of the permit area.

Diadiako Project

Previous RC and diamond core drilling (2008 to 2010) was focused on a continuous and robust northeast-trending multi-point RAB and termite surface geochemical anomaly, with a strike length of 1,200 m and variable width of 50 m to 150 m. Drill fences are generally oriented northwest and spaced at regular 100 m intervals.

Previous work at Diadiako includes:

•        Field mapping.

•        Soil and termite surface geochemical sampling.

•        RAB drilling, and follow-up preliminary RC and diamond core drilling (commencing in 2008).

Drilling activity to date is summarized in the following Table.

Within each fence, RC drill spacing is variable, ranging between 50 m and 100 m. Diamond core drilling (BSDD001 to BSDD009) was generally spaced at 80 m hole to hole, and designed to intersect the mineralized structure at vertical depths exceeding the RC program. Overall, the early drilling tested mineralization to limited vertical depths which range between 50 m and 160 m, with most fences having a maximum vertical depth of 110 m to 130 m.

Diadiako Historical Drilling

Drill Type	Statistics	Diadiako	Diadiako East
RAB	Holes	411	1,115
RAB	Metres	13,190	30,959
RAB	Samples	7,348	15,711
RAB	Assays	7,348	15,711
RC	Holes	40	—
RC	Metres	5,722	—
RC	Samples	5,564	—
RC	Assays	5,564	—
RC-DD	Holes	5	—
RC-DD	RC Metres	222	—
RC-DD	DDH Metres	1,343	—
RC-DD	Samples	1,569	—
RC-DD	Assays	1,569	—
DD	Holes	9	—
DD	Metres	1,973	—
DD	Samples	1,733	—
DD	Assays	1,733	—

Diadiako 2011 Program

The aims of this drill program were to:

•        For minimum expenditure, double the down-dip extent of known mineralization to 200 m vertical depth.

•        Provide core sample for high quality assay and geologic information at depth.

•        Use the results of this and previous drilling to produce a preliminary estimate of contained gold within the Diadiako Structure.

Five diamond core holes with RC pre-collars (BSRCDD0001 to BSRCDD0005 for a total of 1,565 m) were drilled between September and October of 2011. With the exception of BSRCDD0004, these holes were drilled on alternate section lines, for a regular collar spacing of 200 m along strike. Hole BSRCDD0004 is a 400 m step out hole designed to test the southwest extent of surface mineralization at depth, in a segment of the target structure that was sparsely drilled previously. All holes represent the deepest down dip collars on their respective drill fences, and were designed on a 60º toward 315º (northwest) orientation, to intersect the target structure at an optimal high angle. Collars were located along the drill fence at horizontal step back distances ranging between 120 m and 300 m from previous drilling.

Drilling has confirmed the continuity of mineralization to 200 m. In doing so, the known extent of mineralization was increased substantially, between 110 m and 280 m in the down-dip direction.

SAMPLE PREPARATION ANALYSES AND SECURITY

During the resource definition phase of the Sabodala project all samples were sent to the SGS laboratory in Kayes, Mali. Since commencing production at the Sabodala Mine samples generated from the mill, mine and all exploration drilling are processed at the on-site laboratory operated by SGS using an aqua regia digestion followed by AAS. Exploration intervals that are mineralized above 0.2 g/t gold are sent to the Kayes laboratory for fire assay. No part of sample preparation other than bagging of samples for delivery to the sample preparation laboratory was conducted by an employee, officer, director or associate of the issuer.

2005 to 2008 Gold Sample Preparation and Analyses

Sample preparation and analysis was executed at the SGS-Kayes laboratory in Kayes, Mali. The Kayes laboratory is not certified by the ISO/IEC 17025 standard. SGS-Toronto reports that the SGS-Kayes laboratory QA/QC and data quality systems are identical to those in the ISO/IEC accredited laboratories in Toronto, Johannesburg, and Perth.

Sample preparation comprised drying and jaw crushing to minus 2 mm. The jaw crusher was cleaned using an air gun and visually inspected between samples. Barren quartz was used between samples when there was a possibility of high levels of gold or other metals in the samples. Crushed samples were split using a Jones riffle to 200 g. The 200 g sample was pulverized with a ring and puck pulverizer to 85% minus 75  μm (200 mesh).

Analysis for Au was by fire assay and atomic absorption finish using a 50 g sample (SGS Protocol FAA515). The detection limit is 0.005 g/t Au (5 ppb).

2009 to 2011 Gold Sample Preparation and Analyses

Samples received were transferred into stainless steel trays. All samples were identified in the trays by a sample system number. Samples were sorted and placed onto shelves in the drying rack. Sample trays were not stacked upon each other. The drying racks were wheeled into a Marc DO2-E drying oven and dried at 105 ºC for 8 hours or until visually inspected and found to be dry.

Samples that were larger than 2 mm in fragment size were then crushed in the Terminator jaw crusher. The sample volume was reduced in size upon exit of the crusher via a subsample tray located in a revolving reject collector. The reject was discarded. If the original sample was considered to be under 2 mm, the sample went directly to a splitter for sample volume reduction, and then on to pulverizing.

Compressed air was used to clean the crusher and splitters between samples. A visual inspection for residual material was completed after each sample. A quartz wash was performed upon a failed visual inspection.

Samples were then pulverized with a LM2-P mill to 75 µm. QC sizing analyses were completed and recorded on every 40th sample processed for Grade Control and Exploration. Sizing analyses were done per job for all plant samples. QC results were normally >95% passing 75 µm.

Compressed air was used to clean the bowls between samples milled. A quartz wash was done on the bowls after every 10th samples that was milled or when a visual inspection indicated the requirement. Dedicated bowls were used for:

•                  Grade control

•                  Exploration

•                  Plant

Dedicated balances were used for:

•                  Grade control/exploration/plant

•                  Carbon samples

Balances were calibrated at the beginning of each shift. SGS internal QC material insertions were one standard, two blanks and one duplicate per 40 samples of grade control and exploration samples.

SGS method utilized on site was code ARE155 and exploration samples over 0.2 g/t were sent off site for fire assay for gold at SGS Kayes, Mali. The GBC SensAA spectrometer used at the assay laboratory onsite is inspected annually.

Quality Control Measures

SGS has internal quality control measures. Management of the drilling programs, including logging, sampling and data verification was contracted to RSG Global up to 2008. In 2008, Project staff became responsible for QA/QC management. The QA/QC program comprised submitting standard reference samples, blank samples and duplicate samples into the sample stream. These results and the following discussion are taken from the SWRPA report as the database used for the resource work has not changed and was reviewed by them. SWRPA’s comment was that in general the QA/QC program was satisfactorily carried out.

Blanks

Blanks were originally prepared by RSG Global and are presently prepared by SMC/SGO. They are submitted at a rate of 1 sample per batch of 20 samples.

The results of 9,169 control blanks submitted have been analyzed in the previous report.

SMC follows the recommendation from SWRPA during a 2007 review of the dataset of a pass/failure determination for blanks as 3 times the detection limit of the assay process as in 3 x 0.005 = 0.15 g/t Au. Within that guidance SWRPA have stated in their report that the following results were seen:

•                  97.13 % of the control blanks returned values within the maximum acceptance level.

•                  1.57 % of the control blanks returned values between three and four times the detection limit.

•                  1.13 % of the control blanks returned values greater than four times the detection limit.

Duplicates

Duplicate samples were submitted at a rate of one duplicate per batch of 20 samples throughout the project. SMC uses the following procedures for duplicate samples.

RC duplicate samples are generated by taking a second split; 2 kg to 3 kg, of the bulk reject (20 kg to 30 kg) through the three-tier riffle splitter in the field. Diamond drill duplicate samples are a riffle split of the core after passing through the initial minus 6 mm crushing stage at the assay laboratory, as in commonly known as rejects.

Most drillholes are a combination of RC drilling and diamond drilling. SMC treats the duplicate result data for RC and diamond drilling collectively.

Standard Reference Materials

Including the historic data a total of 35 standard reference materials supplied by two distributors; Geostats Pty. Ltd and Rocklabs Ltd have been employed. Both oxide and sulphide matrix standards have been utilized. The majority of the Rocklabs standards that have historically been used for quality control have since been sold out.  The current protocols are limited to 15 standards sourced from Geostats Pty Ltd. and locally sourced blanks.

SMC uses the following convention to assess standard reference material performance. The approach is to use the mean assay (±) 2 standard deviations with a maximum for gold of (±) 10%. Only 3% of the assays would be expected to fall outside the limits and values would be expected to be randomly distributed about the standard’s mean value.

Results of the standard reference sample program indicated a slight problem with the standard sample insertion procedure and monitoring protocols. The insertion of standards has since been centralized to one facility where tighter monitoring and controls have eliminated this problem. Although a portion of the results that exceed expected values could be caused by mislabeling of the standards, a portion cannot be explained on that basis. Failed batches from the Gora drilling were re-analyzed at OMAC Laboratories in Ireland.

The following protocol to simplify the monitoring of standard performance has been suggested.

•                  Reduce the number of standards used to 3 or 4 each for oxide and sulphide samples. Utilize a standard that approximates the economic cut-off grade value, the average grade and the 85th percentile of those values in the mineralization that are above the economic cut-off grade. An additional standard approximating 10 g/t Au could be utilized for samples containing visible gold.

•                  Corrective action would take place on batches of assays where the standard exceeded three standard deviations of the mean grade for the standard or where successive results exceed two standard deviations on the same side of the mean.

Data Management

The SMC drilling and surface geochemical geological database is centralized, and held in an SQL database which resides on the Sabodala server. The SGO mining operation implemented the site-wide Centric platform in 2009 to manage its various drilling, mining and production dataflow. Following this roll out the exploration team transferred its Access database onto the same platform. This product is managed by NCS technologies of Canada. The exploration component is a customized module based on the bore hole manager in use for the grade control drilling.

User interface is via the web based Centric platform format and monitored by a dedicated Data Manager. The database has built in validation features. The geologist completes hand written entries either at the rig or in the core yard on a standard drill core logging form. Data entry personnel then enter the field logs into the data base. Field data from some large outsourced campaigns are received in Excel format that can be directly imported into the database.  The database and data entry are supervised by a dedicated Database and GIS manager.

Assays from all laboratories are received in digital format via e-mail and are automatically loaded into the database upon simple QA/QC data plotting and checking. The hand written logs, down hole surveys, driller sheets and safety forms are archived. Electronic files are kept under the control of the Data Manager.

The exploration group has available the following software packages for its team to plot, analyze and interpret surface and subsurface data:

•                  Arc Map with Target. A GIS product for map and simple cross section construction. Good for regional and prospect scale data visualization and accurate map production.

•                  Map info with Discover and Discover 3D module. A more cost and time intensive GIS product for map making and cross section construction. 3D capability with the 3D module.

•                  Vulcan. A 3D and resource modeling package. Used for geological modeling of prospects which are close to or in the resource or reserve category. Not practical for regional scale or early stage prospect data.

Teranga Procedures

Teranga has documented procedures in place for sample preparation, analysis and security.

Sample Preparation

As described above

Logging and Sample Selection of RC, RAB and Core Samples

A selected portion deemed representative of 1 m RC or 2 m RAB chip cuttings is washed and geology information recorded to a required detail. Chip boxes for keeping chip samples for storage or logging at a later date are well labelled with Hole ID and interval.

Measuring of the core, recovery and RQD are undertaken at the drill rig site by an experienced Geology Technician or the Geologist in charge of the drilling. The diamond drill core is logged, photographed and sampled in the Core Yard.

Unless there are special circumstances to do so, a portion of the core, usually half of the core, is always retained and properly stored in the original core tray. The decision of whether quarter, half or full core samples are taken at the planning stage to the analytical laboratory is determined by the Project/Exploration Manager, based on the core size, mineralization style and fit-for-purpose considerations. Sampling intervals are typically 1 m. Lithological control intervals are at the discretion of the Geologist in charge of the drill usually based on the lithology.

Analytical Procedures

From January 2012 to date, various RC, DD and DD-tailed RC drilling campaigns were undertaken at various stages by the exploration teams of Teranga and SMC. Samples from drillholes are sent to analytical labs for Au determination. A first pass Aqua Regia results for 50 g nominal charge with AAS finish are obtained from the Mine site’s SGS independently-operated analytical laboratory with an average of one to two days turn around. This laboratory currently does not have the capacity to run Fire Assay analysis. Subsequently, pulps from the mineralized zones together with some samples representing both the hanging and foot walls in the drillholes, are resubmitted to the SGS Kayes laboratory in Mali for Au determination by Fire Assay with AAS finish. This strategy allows for the timely availability of preliminary results to ensure well-timed decision making as drilling progresses.

Samples dispatched to the labs include reference standard material to monitor the accuracy of the laboratory processes, coarse duplicates to monitor sub sampling and coarse blank samples to assess contamination during sample preparation at the laboratory.

Quality Control

A minimum of one certified standard, one field duplicate, and one field blank is inserted at a rate of 1 in 40 samples.

Standards

High, medium and low grade standard reference materials (STD) acquired from Geostats were inserted in batches of primary samples from ML DDH and RC drilling programs in the ratio of approximately 1:40, and at 1:50 for RAB drilling program. A total of 22 different STDs were used over the period under consideration (January 2012 to December 2012).

The results of 1,499 standard reference materials analyzed together with primary drillhole samples from regional exploration programs for gold by fire assay at SGS Kayes and by aqua regia at the SGS Sabodala laboratory, were assessed to determine their accuracy. Ninety-seven percent of the standards returned values within 2 times of their respective certified standard deviations.

Duplicates

Assay results from field duplicates, laboratory duplicates (coarse splits) and laboratory repeats (pulp duplicates) were compared with the original results of primary assay data to assess the quality of field sampling procedures and repeatability of laboratory analysis at various stages. A total of 1,432 duplicate field duplicates were analysed by fire assay and aqua regia analysis. The frequency of field duplicates is a minimum of 1:40; the frequency of laboratory coarse duplicates (splits) and laboratory pulp duplicates are 1:40 each.

Allowable error margins were ±20% for field and laboratory coarse duplicates and ±10% for laboratory pulp duplicates. In all, 13% and 8% of field duplicates and laboratory duplicates respectively, were outside acceptable precision levels. However, the majority of the paired duplicate population had gold values less than 0.1 g/t, the analytical method’s detection limit. Grades at this low level are generally difficult to assay due to problems calibrating the AAS for very low Au concentrations. Among medium to high gold values, there was better correlation between the original and duplicate pairs.

Blanks

Blanks comprise barren granite samples from Saraya that are inserted into the primary drill hole sample stream in the ratio of 1:40 to check possible contamination during sample preparation and other stages of the laboratory processes.

An assay is considered a failure if it returned a value greater than 0.02 g/t Au by aqua regia analysis and 0.01 g/t Au by fire assay analysis. A total of 1,544 blank samples were submitted for analysis, of which 99% were within acceptable limits.

Data Management

The SMC drilling and surface geochemical geological database is centralized, and held in an SQL database which resides on the Sabodala server. The SGO mining operation implemented the site-wide Centric platform in 2009 to manage its various drilling, mining and production dataflow. Following this roll out the exploration team transferred its MS Access database onto the same platform. This product is managed by NCS technologies of Canada. The exploration component is a customized module based on the borehole manager in use for the grade control drilling.

User interface is via the web based Centric platform format and monitored by a dedicated Data Manager. The database has built in validation features. The geologist completes hand written entries either at the rig or in the core yard on a standard drill core logging form. Data entry personnel then enter the field logs into the data base. Field data from some large outsourced campaigns are received in MS Excel format that can be directly imported into the database. The database and data entry are supervised by a dedicated Database and GIS manager.

Assays from all laboratories are received in digital format via e-mail and are automatically loaded into the database upon simple QA/QC data plotting and checking. The hand written logs, down hole surveys, driller sheets and safety forms are in an organized fashion within the same data room. Electronic files are kept under the control of the Data Manager.

The exploration group has the following software packages available  to plot, analyze and interpret surface and subsurface data:

•                  Arc Map with Target. A GIS product for map and simple cross section construction. Good for regional and prospect scale data visualization and accurate map production.

•                  Map info with Discover and Discover 3D module. A more cost and time intensive GIS product for map making and cross section construction. It has 3D capability with the 3D module.

•                  Vulcan is a 3D and resource modelling package used for geological modelling of prospects which are close to or in the resource or reserve category. Not practical for regional scale or early stage prospect data.

The procedures used for sample preparation, security, and analytical procedures are considered to be within industry norms and the results are considered satisfactory for Resource and Reserve estimation.

Data Verification

A site visit was conducted by Brian O’Connor of AMC from 20 to 24 September, 2011. During the visit the following validation tasks were completed; a review of the geological knowledge and practices on the mining lease and regional exploration properties, and a review of the procedure manuals. Site visits were made to all the Project areas and many of the exploration prospects were also visited. Core was inspected which relates to the deposits that have a resource estimate in this report.

Geological Knowledge

Teranga conducts exploration on projects in various stages of development. Geological knowledge is acquired primarily through drilling and surface mapping. Teranga uses Geology Exploration Support and Services (GESS) as geological specialists for the Dembala Berola Project area and Coffey Mining for the Mine Lease exploration. All other project areas use Teranga staff. Senior staff were not available during the time of the site visit to Dembala Berola however all other project areas had knowledgeable technical staff available.

Review of Exploration Practices

The Teranga exploration teams follow standard industry practice protocols for drilling. Drillhole (DD, RC, and RAB) collars are surveyed for collar coordinates and elevation. Reflex cameras are used to record the downhole surveys to determine inclination and azimuth.

The exploration data uses industry standard protocols for the quality assurance and quality control. Standard forms are used for logging, recording of geological data, survey data and assay data. The exploration data is stored in an organized form with a dedicated data manager. The responsible geologist plots and reviews the resultant data compilation of geology, survey and assay to check for any data errors that may have occurred during the compilation process. The geologist informs the data manager of any errors for correction or confirms the data is correct.

Database Integrity

The database is described above.  Data entry of the geology logs is completed manually. Verification of the data upon entry into the Centric software includes checks on duplicate from and to entries, duplicate sample numbers, sample intervals beyond the end of the hole and collar coordinates. Assay results come from different assay laboratories. Assay headers are checked to ensure the correct assay elements are imported into the database correctly.

The data for the ML exploration prospects is in the process of validation by Teranga staff.

Teranga is aware of potential data issues for the Mine Lease exploration prospects and is moving to correct the dataset for those areas. The quality of the data is considered to be at an adequate level for the Mineral Resource and Mineral Reserve estimates in this report.

Mineral Resources

Mineral Resources were estimated for the project covering four deposits and four exploration permit areas and are summarized below.

Measured and Indicated Mineral Resources

	Measured			Indicated			Measured and Indicated
Area	Tonnes (Mt)	Au (g/t)	Au oz (Moz)	Tonnes (Mt)	Au (g/t)	Au oz (Moz)	Tonnes (Mt)	Au (g/t)	Au oz (Moz)
Sabodala	28.06	1.24	1.12	31.47	0.96	0.97	59.53	1.09	2.09
Niakafiri	0.3	1.74	0.02	10.5	1.10	0.37	10.7	1.12	0.39
Gora	0.49	5.27	0.08	1.84	4.93	0.29	2.32	5.00	0.37
Sutuba	—	—	—	0.5	1.27	0.02	0.5	1.27	0.02
Total	28.85	1.32	1.22	44.31	1.16	1.65	73.05	1.22	2.87

Notes:

1)             CIM definitions were followed for Mineral Resources

2)             High assays were capped at 10 g/t Au and 15 g/t Au at Sabodala and from 20 g/t Au to 70 g/t Au at Gora.

3)             Sabodala Measured Resources include stockpiles which total 7.32 Mt at 1.02 g/t Au for 0.24 Mozs.

4)             Mineral Resources are reported inclusive of Mineral Reserves.

5)             Numbers may not add due to rounding.

Inferred Mineral Resources

	Inferred
Area	Tonnes (Mt)	Au (g/t)	Au oz (Moz)
Sabodala	12.36	0.87	0.35
Niakafiri	7.2	0.88	0.21
Niakafiri West	7.1	0.82	0.19
Soukhoto	0.6	1.32	0.02
Gora	0.21	3.38	0.02
Diadiako	2.9	1.27	0.12
Majiva	2.6	0.64	0.05
Masato	19.18	1.15	0.71
Total	52.15	1.00	1.67

Reasonable prospects for economic extraction, as per CIM guidelines, have been determined by way of cut-off grades that are in-line with current Sabodala practice as shown in the following Table.

Gold Cut-off Grades Applied to the Mineral Resources

Area	Oxide (g/t Au)	Fresh (g/t Au)	All (g/t Au)
Sabodala	0.2	0.35	—
Niakafiri	0.3	0.5	—
Niakafiri West & Soukhoto	—	—	0.3
Gora	—	—	0.5
Diadiako	—	—	0.2
Majiva	—	—	0.2
Masato	—	0.35	—

The technical information contained in this AIF relating to mineral resource estimates is based on information compiled by Ms. Patti Nakai-Lajoie, who is a Member of the Association of Professional Geoscientists of Ontario.  Ms. Patti Nakai-Lajoie is full time employee of Teranga and is not “independent” within the meaning of National Instrument 43-101.  Ms. Patti Nakai-Lajoie has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms. Patti Nakai-Lajoie is a “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects and she consents to the inclusion in the report of the matters based on her information in the form and context in which it appears in this AIF.

The technical information contained in this AIF relating to exploration results is based on information compiled by Mr. Martin Pawlitschek, who is a Member of the Australian Institute of Geoscientists.  Mr. Pawlitschek is a consultant of Teranga and is not “independent” within the meaning of National Instrument 43-101.  Mr. Pawlitschek has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Mr. Pawlitschek is a “Qualified Person” in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and he consents to the inclusion in the report of the matters based on his information in the form and context in which it appears in this AIF.

The schematic below shows the mining concession boundary, the location of the main deposits and the plant site.

Location of Deposits on the Mining Concession

Proven and Probable Mineral Reserves

The proven and probable mineral reserves for the Sabodala and Niakafiri deposits were based on the measured and indicated resources that fall within the designed pits. The bases for the reserves are consistent with the Canadian Securities Administrators National Instrument 43-101 (“NI 43-101”) report. The design for the open pit limits, related phasing and long term planning for the Sabodala open pit were updated from assay and drilling results as at August 31 2012. Updated resource block models were completed for Sabodala and Gora deposits.

The updated Sabodala pit design is larger than the 2011 design. The new design uses similar geotechnical parameters as in past designs and uses a slightly higher gold price for the Lerchs-Grossman (LG) pit optimization routine to reflect the three year trailing average gold price. Mining phases were designed similarly to the previous designs, where the mine sequencing is based on accessing the high grade MFE through successive phases to balance waste stripping and optimize cash flow.

The updated Gora pit design and reserves estimate was based on the LG pit optimizer and geotechnical pit wall assumptions similar to the Sabodala pit, however, a higher cut-off was used to reflect the ore haul to Sabodala.  Dilution and ore recovery estimates were based on an estimated minimum mine width of 4 metre with separability optimised for 5 metre benches in ore and 10 metre benches in waste.

The Niakafiri pit design remains unchanged from 2011.

The total proven and probable mineral reserves at December 31, 2012 are set forth below.

Mineral Reserves

	Proven			Probable			Proven and Probable
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Deposit	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Sabodala	6.55	1.5	0.315	11.07	1.24	0.443	17.62	1.34	0.758
Sutuba				0.37	1.4	0.017	0.37	1.40	0.017
Niakafiri	0.23	1.69	0.013	7.58	1.12	0.274	7.81	1.14	0.287
Gora	0.57	4.07	0.074	1.53	4.27	0.21	2.1	4.22	0.284
Stockpiles	7.32	1.02	0.24				7.32	1.02	0.24
Total	14.67	1.36	0.642	20.56	1.43	0.944	35.23	1.40	1.586

The technical information contained in this AIF relating to the mineral reserve estimates within the Sabodala, Sutuba, Niakafiri and Gora deposits and the Stockpiles, is based on information compiled by Julia Martin, P.Eng., MAusIMM (CP), a full time employee with AMC Mining Consultants (Canada) Ltd., is independent of Teranga, is a “qualified person” as defined in NI 43-101 and a “competent person” as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms. Martin has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.  Ms Martin has reviewed and accepts responsibility for the reserve estimates disclosed above. Ms Martin has consented to the inclusion in the report of the matters based on her information in the form and context in which it appears in this AIF.

Gora Reserves

The Gora deposit is hosted by a moderate to steep southeast dipping, northeast trending sequence of turbiditic sandstone, siltstone and mudstone which is at least locally overturned by tight to isoclinal folding which are consistently down facing towards the west. The sedimentary package is intruded and bounded by various sill-like intrusions to the east and west, including gabbro, felsic porphyries, minor granitic dykes and large amounts of quartz-monodiorite pugs and dykes. The Gora deposit consists of a series of northeast trending, 45º to 55º southeast dipping quartz veins along a strike length of approximately 700 meters. A combination of receipt of final assays, re-modeling and application of geo-statistics resulted in an increase in the Measured and Indicated Resource to 374,000 ounces of gold at 5.0 gpt.

Mining by open pit methods will produce approximately 500,000 tonnes of ore per year for four years, averaging a feed grade of 4.22 gpt gold, containing 285,000 ounces of gold.  Metallurgical testing has revealed that Gora ore has similar properties to the Sabodala ore body and therefore blending will not impact overall gold recovery.  The following Table outlines the Gora reserves estimate.

Gora Mineral Reserve Estimate (as at 31 December 2012)

Mineral Reserves as of 31/12/2012	Tonnes (kt)	Grade (g/t)	Au (koz)
Proven	567	4.1	74
Probable	1,532	4.3	210
Proven + Probable	2,099	4.2	285

Metallurgical testing on samples of the Gora ore has been completed to determine the recoverability of the gold by processing the ore through the existing Sabodala plant.  The conclusion has been that the ores are compatible and no loss of recovery is expected by blending the two feed streams.

The Gora site is planned to be operated as a satellite to the Sabodala mine with limited local infrastructure and development. Ore will be hauled to the Sabodala processing plant by a dedicated fleet of trucks and processed on a priority basis, displacing Sabodala feed as required.

There is no supply of electric power, land based telecommunications, water supply or sewage system currently in place at site.  The existing cellular network coverage is weak. Light vehicle access to the site currently is from the north, an access road from the mine site to the Sabodala concentrator is planned with a total distance will be approximately 26km. Technical and environmental work continued during 2012 and has progressed to initiate the permitting process in the first quarter of 2013.

The project capital cost is estimated to be $47.8 million.  The primary expense is the purchase of the mine mobile equipment fleet. Additional costs include installation of the required infrastructure and project execution costs.

Total cash costs are estimated to average $685/oz sold on a life-of-mine basis.  The Project economics based on the proposed operating scenario and a discount rate of 5% return an after tax net present value (NPV 5%) of $US 105 million and internal rate return (IRR) of 69.4%.

Mine Operations

Mining of the Sabodala gold mine commenced in June 2008, commissioning of the plant occurred in early 2009, and the mine’s first gold was poured in March 2009.  The mine was officially opened on June 3, 2009 by the President of Senegal, His Excellency Abdoulaye Wade.

Long term and expansion-based project mining operations will consist of three open pits, a four-phase design at Sabodala, a two phase design at Gora and a single-phase design at Niakafiri.  Presently the first mining phase at Sabodala has been completed, Phase 2 is expected to be completed in Q2-2013 and Phase 3 is in the waste stripping stage. The pit at Gora is scheduled to start in 2014, and the pit at Niakafiri is currently scheduled for development in 2015/2016, pending community relations.

Mining of the Sabodala open pit is carried out by owner operated conventional truck and shovel open pit mining.  The loading fleet is made up of two PC3000 hydraulic excavator, one PC2000 hydraulic excavator and two WA900 wheel loaders.  The primary material mover is carried out with 19 HD785-7 Komatsu haul trucks.  Manpower consists of approximately 130 operators, an increase from early 2012 as a result of the plant expansion.  An additional PC-3000 and 5 HD785 haul trucks have been ordered and are expected to be delivered to site late in Q2-2013 for additional material movement capacity.

The mine plan uses two cut-off grades for production assumptions. The higher cut-off grade is used to define material that can be treated economically in the plant at the time of production, whereas the material above the incremental cut-off grade will be mined and stockpiled and, depending on the economics of production at the time, will be treated at the end of the mine life.

The mining schedule is driven by balancing the truck hours required to deliver ore to the ROM pad and waste to the dumps annually in concert with the loading capacity. Ore in excess of process plant requirements is selectively stockpiled throughout the life of the operation.

Based on the mining schedule, the average cost of mining is U.S.$2.25 per tonne for oxide/softer material and U.S.$2.65 per tonne for fresh/harder material.  This mining cost is based on a diesel cost of $1.10/1.20 per liter, a 685CFA per U.S.$ exchange rate and a U.S.$1.25/1.37 per Euro exchange rate. Mining phases or pit stages are sequenced to maximize gold production annually. The Sabodala mine is expected to produce ore up to at least 2016.  The Gora pit is expected to start in 2014 and completed by 2018, at current reserve estimates the Niakafiri pit is planned to start in 2015 and continue until 2018.

The Sabodala pit has a final depth of 300 metres at the end of the fourth mining phase, with final dimensions at the pit surface of 900 metres by 1100 metres. The Gora pit is approximately 350m wide by 1000 meters long, with a depth to 120 meters depth from surface.  The pit dimensions for the Niakafiri Pit at surface are 360 metres by 460 metres, with a final mined depth of 90 metres.

Processing and Engineering

The Sabodala ore is a medium to hard silicified breccia with fine grained gold, mainly associated with pyrite but also with a small amount of liberated gold present.

The gold is recovered in the 89%-92% range with an average grind of 80% passing 75µm.  There is potential for additional recovery and performance improvement with installation of a gravity circuit.  The gold extraction process uses a conventional carbon-in-leach (“CIL”) flowsheet.  The major equipment comprises of two stage crushing with a primary jaw and secondary cone crushing system.  This is followed by one SAG mill transferred into a return pebble crusher, sizer by cyclone and two ball mills.  During the leaching process, the gold leaches into solution in leach tanks when in contact with cyanide, then absorbs onto the carbon to liberate gold from the ore before being captured with the activated carbon. After elution and electrolysis, the gold is recovered by fusion and poured into ingots.

The major equipment in the process plant includes:

•	Primary crusher:	Nordberg C140S single toggle jaw crusher
•	Secondary crusher:	Sandvik CH660 cone crusher
•	SAG Mill	Outotec 7.3m x 4.3m EGL, 4000 kW
•	Ball Mills(x2)	Outotec 5.5m x 7.85m EGL 4000 kW
•	Recycle (Pebble) crusher:	Metso HP200SX Cone crusher
•	CIL circuit:	9x 1240m3 with compressed air injection
•	Elution circuit:	5t batch capacity, split AARL elution
•	Tailings Thickener (x2)	Outotec 23m high rate thickener

Since completion of the expansion project, the capacity of the process plant is approximately 3.5 Mtpa of purely fresh ore and is expected to exceed 4.0 Mtpa with a blend of 75% fresh and 25% oxidized ore.

Actual plant performance has met throughput predictions but is still going through the final optimization stages for maximum mill throughput with the revised design (~380tph at present ramping to 420tph for fresh ore).  The gold recovery has exceeded expectations with 89%-92% achieved without a gravity circuit. A recovery model has been developed showing 92.8% for oxide ore and with a head grade dependent algorithm for fresh ore of the form 86.7% + 1.55 Au(g/t), capped at 94.5%. For a typical 75/25 fresh/oxide blend and head grades of 2g/t the predicted recovery of 90.6% is in line with plant performance.

The mine power is sourced from a 30 MW heavy fuel oil power station and has an installed reserve 6 MW unit. Water is drawn from two dams with a combined capacity of approximately 11 million cubic metres, which can also be supplemented from water sourced via a pipeline from the Faleme river.

Production

Sabodala production statistics for the financial year ending December 31, 2012 are as follows:

2012 Production Statistics

		Dec-12	Sep-12	Jun-12	Mar-12
		Quarter	Quarter	Quarter	Quarter
Ore mined	‘000t	2,038	655	2,105	1,117
Waste mined	‘000t	5,276	6,242	5,130	6,316
Total mined	‘000t	7,312	6,897	7,235	7,433
Grade mined	g/t	2.04	1.92	2.25	1.38
Ounces mined	oz	133,549	40,516	152,603	49,517
Strip ratio	waste/ore	2.6	9.5	2.4	5.7
Ore processed	‘000t	725	650	491	573
Head grade	g/t	3.40	3.11	3.22	2.52
Gold recovery	%	90.7	84.6	89.6	90.0
Gold produced(1)	oz	71,804	55,107	45,495	41,904
Gold sold	oz	71,604	62,439	38,503	35,268
Average price received	$/oz	1,296	1,290	1,608	1,712
Total cash costs per ounce sold (including royalties)(2)	$/oz	623	594	645	673

Sales of Gold and Contracts

Gold produced at the mine site is shipped, under secure conditions, to a refiner. Pursuant to existing contracts, the refiner delivers the gold directly to an account held with Macquarie Bank Limited. Once received, the gold is sold either into a hedge facility or in the market at spot, or a combination thereof.  As at December 31, 2012, there are 59,789 ounces remaining to be delivered under the gold hedge position with Macquarie Bank.  With deliveries completed during 2013, the outstanding balance required to be delivered under the gold hedge is 21,500 ounces.

Teranga Hedge Schedule

Hedge Oz (Qty)	Hedge Price	Delivery Date
12,789	846.00	20-Feb-13 (fully delivered)
6,000	791.50	20-Feb-13 (fully delivered)
21,000	790.50	17-May-13 (partially delivered)
4,000	791.50	17-May-13
16,000	791.50	21-Aug-13

59,789 outstanding as of December 31, 2012

21,500 outstanding as of March 27, 2013

RISK FACTORS

Below are some risk factors that Teranga believes can have a material effect on the profitability, future cash flow, earnings, results of operations, stated reserves and financial condition of the Company.  If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of Teranga’s common shares could decline and all or part of any investment may be lost.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations, prospects, financial condition, results of operations or cash flows.

In evaluating Teranga’s securities, investors should carefully consider their personal circumstances, the risks set-out below, additional information and risks contained in this AIF, and consult their broker, solicitor, accountant or other professional adviser before making an investment decision.

Additional risks and uncertainties not currently known to the officers or directors of Teranga may have an adverse effect on the business of Teranga and the information below does not purport to be an exhaustive summary of the risks affecting Teranga.

Risks Related to our Business

Loss of Entire Investment

An investment in the shares of Teranga (“Shares”) is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

We are dependent on the Sabodala gold mine for substantially all of our operating revenue and cash flows.

While we may invest in additional mining and exploration projects in the future, the Sabodala gold mine is likely to be our only producing mining project for the foreseeable future, thereby providing substantially all of our operating revenue and cash flows. Consequently, a delay or difficulty encountered in the operations of the Sabodala gold mine would materially and adversely affect our financial condition and financial sustainability. Any adverse changes or developments affecting the Sabodala gold mine, such as, but not limited to, our inability to successfully complete any of the development projects, work programs or expansions, obtain financing on commercially suitable terms, or hire suitable personnel and mining contractors, may have a material adverse effect on our financial performance, results of operations and liquidity.

In addition, our business and results of operations could be materially and adversely affected by any events which cause the Sabodala gold mine to operate at less than optimal capacity, including among other things, equipment failure or shortages of spares, consummables and reagents, adverse weather, serious environmental and safety issues, any permitting or licensing issues and any failure to produce expected amounts of gold.

Our revenues are dependent upon the price of gold.

Future production from our mining properties, including the Sabodala mine, is dependent upon the price of gold and other metals and minerals being adequate to make these properties economic. Sustained low gold prices could reduce revenues through production declines due to cessation of the mining of deposits, or portions of deposits, that have become uneconomic at the then-prevailing market price; reduce or eliminate the profit that we currently expect from reserves; halt or delay the development of new projects; reduce funds available for exploration; and reduce existing reserves by removing ores from reserves that can no longer be economically processed at prevailing prices. Such declines in price and/or reductions in operations could cause significant volatility in our financial performance.

Our financial performance is highly dependent on the price of gold.

Our revenues are derived primarily from the sale of gold. The price that we obtain for gold is directly related to world market prices. The price of gold has historically fluctuated widely and is affected by numerous factors beyond our control, including, but not limited to, industrial and retail supply and demand, exchange rates, inflation rates, price and availability of substitutes, actions taken by governments, changes in global economies, confidence in the global monetary system, forward sales of metals by producers and speculators as well as other global or regional political, social or economic events. We are currently party to gold forward sales agreements with Macquarie Bank Limited that we were required to enter into in connection with our project finance facility. There are currently [40,000] ounces of gold required to be delivered under the forward sales agreement with Macquarie Bank Limited.  We may in the future elect to again hedge our exposure to fluctuations in gold prices. If we do decide to hedge this exposure in the future, no assurance can be given that the hedges will be effective.

On March 25, 2013, the morning fixing price for gold on the London Bullion Market was $1,602.25 per ounce. The world market prices of gold and other metals have historically fluctuated widely and there is no assurance that the prices for such metals will continue to maintain their current high historical levels. We cannot predict whether metal prices will rise or fall in the future. A decline in the market price of these metals could adversely impact our revenues, net income and cash flows and adversely affect our ability to meet our financial obligations.

The failure to meet key production and other cost estimates may adversely affect our cash flows.

A decrease in the amount of or a change in the timing of our mineral production outlook may impact the amount and timing of our cash flow from operations. The actual impact of such a decrease on our cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the timing of projected cash flows that would occur due to production shortfalls or labor disruptions or other reasons would, in turn, result in delays in receipt of such cash flows and in using such cash to, as applicable, reduce debt levels and fund operating and exploration activities, which may require additional borrowings to fund capital expenditures. We currently do not have a working capital bank facility and therefore we depend on cash flow from operations to fund our liquidity needs.

It is likely that actual results and/or costs for our projects will differ from our current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions that could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favorable than we currently estimate, our business, results of operations, financial condition and liquidity could be materially adversely impacted.

The performance of our Sabodala gold mine is subject to technical risks that may lead to increased costs and less profitability than we initially estimated.

The Sabodala gold mine is subject to technical risk in that it may not perform as designed. Increased development or expansion costs, lower output or higher operating costs may all combine to make the Sabodala mine less profitable than that expected at the time of the development decision. No assurance can be given that we would be adequately compensated by third party project design, construction and supply companies in the event of equipment failure or that the project does not meet its expected design specifications.

Undue reliance should not be placed on estimates of reserves and resources. Our actual reserves could be lower than such estimates, which could adversely affect our operating results and financial condition.

Our mineral resources and mineral reserves at December 31, 2012 described in this AIF, are estimates based on a number of assumptions, any adverse changes to which could require us to lower our mineral resource and mineral reserve estimates.  Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to, prices, costs, regulations, and environmental and geological factors. These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us.

Furthermore, actual prices, costs, regulations and environmental and geological factors often diverge from the assumed amounts because it is difficult to predict, among other things, metal prices, grades, production costs, stripping ratios, recovery rates, governmental regulations, the ability to obtain necessary permits, permit requirements, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations or work interruptions. In addition, there can be no assurance that mineral or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production and the volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. There can also be no assurance that any discoveries of new reserves will be made or that if a new discovery is made, that we will be able to obtain the required extraction or mining licenses to recover the reserves.  In particular, the reserve and resource data presentation in this offering memorandum includes data from our exploration areas for which we have not obtained exploitation or mining licenses.  Without these licenses, we will not be able to extract the resources.

For these and other reasons, there is no certainty that any of the mineral resources or mineral reserves will be realized or that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that reserves can be mined or processed profitably. Until a deposit is actually mined and processed, the quantity and grades of mineral resources and mineral reserves must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available.

Fluctuations in the prices of gold and other minerals, results of drilling, metallurgical testing and production and the evaluation of studies, reports and plans subsequent to the date of any estimate may require revision of such estimate. Any material reductions in estimates of mineral resources or mineral reserves could have a material adverse effect on the results of our operations and financial condition.

Changes in the cost of energy, in the prices of commodities used in our operations, and any other input may adversely affect the profitability of our operations and financial condition.

Any increase in the price of production inputs, including labor, fuel, particularly heavy fuel oil, mine consumables or other inputs could materially and adversely affect our business and results of operations. Input costs can be affected by changes in factors including market conditions, government policies, exchange rates and inflation rates, which are unpredictable and outside our control. In particular, the cost of fuel constitutes a significant part of our operating expenses. Unanticipated increases in the price of these or other inputs could materially and adversely affect our liquidity, business and results of operations.

We are vulnerable to fluctuations in stock exchange prices.

The market price of a publicly traded stock is affected by many variables, some of which are not directly related to the success of Teranga. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be junior companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of Teranga’s securities in the future.

We are dependent on critical supplies, a lack of which could impact our production and development of projects.

Timely and cost effective execution of our mining operations and exploration activities are dependent on the adequate and timely supply of water, fuel, chemicals and other critical supplies.

If we are unable to procure the requisite quantities of water, fuel or other inputs in time and at commercially acceptable prices or if there are significant disruptions in the supply of fuel, water or other inputs to the Sabodala gold mine or for our exploration activities, the performance of our business and results of operations could be materially and adversely affected.

Teranga has hedging arrangements in place by way of gold forward contracts to manage risks associated with the prices for gold and oil. The use of such instruments involves certain inherent risks including credit risk, market liquidity risk and unrealised mark-to-market risk.

Currently, Teranga does not have any other hedging agreements in place but may enter into additional contracts from time to time. While hedging activities may protect Teranga in certain circumstances, they may also cause it to be unable to take advantage of fluctuating market prices, and no assurances are given as to the effectiveness of Teranga’s current or future hedging policies.

SGO currently has significant gold hedging in place with Macquarie Bank Limited at prices significantly below the current market price and this may result, depending on the future price of gold, in significant changes to the projected financial returns of Teranga.

Failure by Teranga, SGO or Sabodala Gold (Mauritius) Limited to comply with their covenants contained in the finance documents relating to the Project Finance Facility and the gold and oil hedging arrangements with Macquarie Bank Limited may constitute an event of default under such finance documents. The occurrence of an event of default, or the triggering of a review event, under the finance documents relating to the Project Finance Facility and the gold and oil hedging arrangements with Macquarie Bank Limited could have material adverse consequences to Teranga, SGO and Sabodala Gold (Mauritius) Limited, including: resulting in the requirement that Teranga, SGO and

Sabodala Gold (Mauritius) Limited immediately restructuring SGO’s gold and oil hedging arrangements with Macquarie Bank Limited on terms less favourable to SGO; the termination of SGO’s gold and oil hedging arrangements with Macquarie Bank Limited, potentially crystallising termination payments to Macquarie Bank Limited calculated according to prevailing market rates; the enforcement by Macquarie Bank Limited of its security interests held over Teranga’s shares in Sabodala Gold (Mauritius) Limited and any SGO Creditor and over the assets of Sabodala Gold (Mauritius) Limited and SGO, or other such consequences, any of which could have material adverse effect on the business, operating results, financial position and future ability to raise capital by Teranga, Sabodala Gold (Mauritius) Limited or SGO.

We depend on key management and qualified operating personnel and may not be able to attract and retain such persons in the future.

Our success depends to a significant extent upon the ability to attract, retain and train key management and technical personnel, both in Canada and in Senegal (including those employed on a contractual basis). If we are not successful in retaining or attracting personnel, our business may be adversely affected. The loss of the services of any of our key management personnel could materially and adversely affect our business and results of operations. We do not maintain insurance with respect to the loss of any of our key personnel.

In addition, the recruiting of qualified personnel is critical to our success. As our business grows, we will require additional key financial, administrative, mining, processing and exploration personnel as well as additional staff for operations. While we believe that we will be successful in attracting and retaining qualified personnel, there can be no assurance of such success. If we are not successful in recruiting and training such personnel, it could materially and adversely affect our business, prospects and results of operations.

Our operations in Senegal depend on our local employees and contractors.  We are a Canadian-based company and operate cross-culture in Senegal.  If we are not successful in maintaining a positive relationship with our workforce and the surrounding community, we could find it difficult to attract and retain skilled workers, develop successful collaborations and generally build our business.  Likewise, if our relationship to our workforce or the surrounding community becomes strained, our business may be adversely affected.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business, and.

Our business operations are subject to risks and hazards inherent in the mining industry. The exploration for and the development of mineral deposits involves significant risks, including environmental and safety hazards, industrial accidents, equipment failure, import/customs delays, shortage or delays in installing and commissioning plant and equipment, metallurgical and other processing problems, seismic activity, unusual or unexpected rock formations, wall failure, cave-ins or slides, burst dam banks, flooding, fires, interruption to, or the increase in costs of, services (such as water, fuel,  particularly for heavy fuel oil, or transport), sabotage, community, government or other interference and interruption due to inclement or hazardous weather conditions. These risks could result in damage to, or destruction of, mineral properties, production and power facilities, dams or other properties, and could cause personal injury or death, environmental damage, pollution, delays in mining, increased production costs, monetary losses and possible legal liability.

Mineral exploration is speculative and uncertain; there is no assurance mineral deposits on our exploration properties will ever be classified as proven and probable mineral reserves as a result of continued exploration.

Our Sabodala mine is an open pit operation, and the stability of the mine pit walls is critical. Pit slope failure at any open pit operation may result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability, any of which may prevent or interrupt mining activities and have a material adverse effect on our financial condition.

In addition, we are seeking mineral deposits on exploration projects where there are not yet established commercial quantities. There can be no assurance that economic concentrations of minerals will be determined to exist on our property holdings within existing investors’ investment horizons or at all. The failure to establish such economic concentrations could have a material adverse outcome on us and our securities, as major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.

Our planned programs and budgets for exploration work are subject to revision at any time to take into account results to date. The revision, reduction or curtailment of exploration programs and budgets could have a material adverse outcome on us and our securities.

Whether income will result from projects undergoing exploration programs depends on the successful establishment of mining operations. Factors including, but not limited to, government regulations (such as those governing prices, taxes, royalties, land tenure, land use and environmental protection), costs, actual mineralization, size and grade of mineral deposits, consistency and reliability of ore grades and commodity prices may affect successful project development. Few properties that are explored are ultimately developed into producing mines.

Further, many of our exploration projects are with joint venture partners.  Whether we will be able to mine the identified resources will depend on whether we obtain an exploitation permit or a mining concession from the Government of Senegal, and there can be no assurance that such a permit or concession will be obtained.

Illegal mining on our Regional Land Package and on our Sabodala Mining License, may delay our projects and raise disputes regarding the development or operation of commercial gold deposits and may also expose us to potential responsibility for environmental, property and personal damage.

Illegal mining is becoming more widespread in Senegal.  Illegal miners have and may continue to trespass on our properties and engage in dangerous practices including the use of mercury and dynamite in their operations, without any government regulation or oversight.  We are unable to continuously monitor our entire Regional Land Package and Sabodala Mining License.  The presence of illegal miners could also lead to project delays and disputes regarding the development or operation of commercial gold deposits, including disputes with Senegalese governmental authorities regarding reporting of resources and mine production.  The illegal activities of miners could cause pollution and other environmental damage (including from the use of mercury in recovery practices by certain of these illegal artisanal miners) or other damage to our properties, as well as personal injury or death, for which we could potentially be held responsible, all of which could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

We may not be able to obtain additional external financing on commercially acceptable terms, or at all.

Mining operations, exploration and development involve significant financial risk and capital investment. Our operations and expansion plans may also result in increases in capital expenditures and commitments. We may require additional funding to expand our business and may require additional capital in the future to, among other things, further expand the Sabodala mill, build another mill, or develop/expand/redesign the existing mine pit or build other mines, and no assurance can be given that such capital will be available at all or available on terms acceptable to us. We may also need to seek funding from third parties if internally generated cash resources and available credit facilities, if any, are insufficient to finance these activities. Any debt financing, if available, may involve financial or other covenants which may limit our operations and principal amounts under any debt financing arrangements entered into by us may become immediately due and payable if we fail to meet certain restrictive covenants. Even if such funding was available, our existing debt instruments, including the notes offered hereby, may contain provisions prohibiting us from financing such transactions. In addition, we currently do not have a working capital bank facility and therefore we depend on cash flow from operations to fund our liquidity needs.  In the event that we are unable or not permitted to obtain adequate financing on acceptable terms, or at all, to satisfy our operating, development and expansion plans, our business and results of operations may be materially and adversely affected.

We must continually replace and expand our reserves and resources.

Because mines have limited lives based on proven and probable mineral reserves and mineral resources, we must continually replace and expand our mineral reserves and mineral resources.  Our ability to maintain or increase our production and therefore, the continuous success of our business, is dependent on many factors including, but not limited to:

•                  discovery and/or acquisition of new ore reserves;

•                  securing and maintaining title to tenements and obtaining necessary consents and permits for exploration and mining;

•                  successful design and construction of mining and processing facilities;

•                  successful commissioning and operating of mining and processing facilities; and

•                  the performance of the technology incorporated into the processing facility.

Our transactions may be challenged by tax authorities and our operations may be assessed, which could result in significant additional taxes, penalties and interest. If our tax disputes with the Government of Senegal are not resolved favourably it would have a material adverse effect on our financial position.

Mining tax regimes in foreign jurisdictions are subject to differing interpretations by us and the relevant governmental entity and are subject to constant change and may include fiscal stability guarantees. Our interpretation of taxation law as applied to our activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and our operations may be assessed, which could result in significant additional taxes, penalties and interest. Our Senegalese operating subsidiary, SGO, was granted an exoneration from taxation, including value added tax and corporate income tax in the Mining Convention, which extends until May 2015, after which time a value added tax of 18% (which is not applicable to sales of gold) and corporate income tax rate of 25% will be applicable.  In addition, under the terms of the Mining Convention, we are exempt from import duties charged on owned or rented equipment or on goods or services destined for the Sabodala gold mine until March 2013.

During the quarter ended December 31, 2011, SGO received a tax assessment from the Senegalese tax authorities claiming withholding taxes of approximately $24 million, such amount includes $8 million of penalties relating to interest paid to SGML Capital under the fleet lease facility, director’s fees and services rendered by offshore companies for the financial years 2008 to 2010. SGO responded to the tax assessment including evidence supporting our view of treatment of withholding taxes in accordance with the General Tax Code in Senegal. In January 2012, the tax assessment was re-confirmed by the Senegalese tax authorities. In February 2012, SGO filed a notice to refer the tax assessment to arbitration in accordance with Senegalese laws.  During the quarter ended December 31, 2012, SGO received a second tax assessment from the Senegalese tax authorities claiming $6 million withholding tax on salaries, and on payments made to foreign service providers, including penalties.  In addition, a further 5% of gold sales was assessed to SGO under the special contributions tax which the company is challenging (as per below).  SGO responded to the tax assessment including evidence supporting treatment of withholding taxes in accordance with the General Tax Code in Senegal.  We have reviewed the assessment with our legal counsel and are confident that they are without merit and that these issues will be resolved with no or an immaterial amount of tax due.  If we are not found to be the prevailing party in the arbitration, such tax assessment would have material adverse effect on our financial condition.  Further, we may not be able to successfully appeal this tax assessment to international arbitration in Paris as per the dispute resolution mechanism in our mining convention.

On January 6, 2012, the Government of Senegal introduced a new financial act that, effective February 1, 2012, a 5% “contribution”, which we view to be a tax, would be imposed on the sale of products from mines and quarries.  On March 8, 2012, SGO received an official request by the tax authorities of Senegal, followed by a follow-up request on April 2, 2012, for payment of 5% of gold sales completed in February and pursuant to this new financial act subsequent payment requests under this new 5% contribution tax have been received following the second and third quarter of 2012.  SGO has challenged these assessments, with the advice of local counsel, and sent a letter seeking confirmation from the legislative branch of the tax authorities within the Ministry of Finance that the new 5% tax would not apply to SGO given fiscal stability provisions included in its Mining Convention.  To date, we have not received an official response to our challenge as to the applicability of the 5% contribution tax to SGO.  Should this issue not be resolved in our favour, we can appeal the government’s decision to the International Chamber of Commerce of Paris pursuant to our rights under the Sabodala Mining Convention.  If our interpretation of the inapplicability of this new financial act to SGO ultimately proves incorrect, our future profitability will be impacted.

On January 8, 2013, SMC received a tax assessment from the Senegalese tax authorities claiming withholding taxes on payments made to foreign providers of approximately $6 million such amount includes $1.2 million in penalties.  We have reviewed the assessment with our legal counsel and are confident that they are without merit and that these issues will be resolved with no or an immaterial amount of tax due.  SMC will be responding to the tax assessment during the first quarter of 2013.

We are subject to taxation in several different jurisdictions, and adverse changes to the taxation laws of such jurisdictions could have a material adverse effect on our profitability.

We may have exposure to greater than anticipated tax liabilities. We are subject to income taxes and other taxes in a variety of jurisdictions and our tax structure is subject to review by both Canadian and foreign taxation authorities. The determination of our tax structure has required and continues to require significant judgment and there are transactions and determinations where the ultimate tax result is uncertain. While management does not believe that there is a significant risk to our tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future. To the extent a taxing authority disagrees with any of our determinations and we are assessed additional taxes, or there are adverse changes in tax laws it could have a material adverse effect on our financial position.

Potential legal proceedings or disputes may have a material adverse effect on our financial performance, cash flow and results of operations. In addition

We are not currently subject to material litigation, other than the arbitration proceedings relating to tax disputes disclosed above, but could become involved in disputes with governmental authorities, non-governmental organizations and other private parties in the future which may result in material litigation. The results of litigation cannot be predicted with certainty. If we were unable to resolve such disputes favorably, the resulting litigation could have a material adverse impact on our financial performance, cash flow and results of operations.

Our insurance does not cover all potential losses, liabilities and damage related to our business and certain risks are uninsured or uninsurable.

Our business is subject to a number of risks and hazards generally, including adverse environmental conditions and pollution, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the political or regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and dust storms. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to our properties or others, delays in mining, monetary losses and possible legal liability.

Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, the insurance may not cover all the potential risks associated with our operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all such risks and we may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms.  Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations or otherwise affect our insurability and reputation in the market

If we incur losses not covered or not fully covered by our insurance policies, such losses may adversely affect our business, operating results and financial condition.

Fluctuations in foreign currency exchange rates could significantly affect our business, financial condition, results of operations and liquidity.

Our expected future revenue, if any, will be in U.S. dollars and while a significant portion of our costs are in U.S. dollars, a significant component is also in the local currency of Senegal, the CFA Franc, which is pegged to the Euro. Also, future capital raised by us from offerings of securities or other financing arrangements may be in Canadian dollars, Australian dollars or another currency. As a result of the use of these different currencies, we are subject to the risk of foreign currency fluctuations, which are affected by a number of factors that are beyond our control. These factors include economic conditions in the relevant country and elsewhere, and the outlook for interest rates, inflation and other economic factors. The prices of local materials and wages can be affected by currency exchange rates, which could negatively impact our production costs. In addition, our operations may have assets and liabilities denominated in currencies other than the U.S. dollar, with translation foreign exchange gains and losses included from these balances in the determination of profit or loss.  In the event that we sell commodities and incur costs in currencies other than U.S. dollars, it will create exposure at the operational level, which may affect our profitability as exchange rates fluctuate.  Therefore, exchange rate movements in the Australian dollar, CFA Franc, Euro and other currencies may materially affect our financial position and operating results. Currently, we have not hedged against fluctuations in exchange rates, however, we may do so at a later date. If we were to choose to hedge exchange rate risk, there is no assurance that we would be successful in reducing our exposure to currency fluctuations.

The renewal of our Sabodala Mining License in 2017 will be the first time a mining concession for gold and related substances in Senegal has been renewed, and there can be no assurances that the Government of Senegal will not request changes to our existing Mining Convention.

Our Sabodala Mining License is automatically renewable for one or several periods of not more than 10 years each until the depletion of the deposit and subject to our compliance with the terms of the Sabodala Mining License, including the Mining Code.  The current 10 year term of the Sabodala Mining License will expire in April 2017, and the renewal of the Sabodala Mining License at that time will be the first renewal of a mining concession for gold and related substances in Senegal.  As a consequence, the Senegalese mining authorities will not have evaluated other mining concession renewals and will not have established a consistent evaluation process, which could lead to unpredictable results causing delays in renewal or even non-renewal.  There can also be no assurance that as part of the renewal of the Sabodala Mining License that the Government of Senegal will not request additional concessions from us to amend the existing terms of our Mining Convention, including the fiscal stability provisions contained therein.

Licensing and other regulatory requirements in Senegal may be subject to amendment or reform which could make compliance more challenging.

Our current operations are, and our future operations will be, subject to licenses, regulations and approvals of Senegalese governmental authorities for exploration, development, construction, operation, production, marketing, pricing, transportation and storage of oil, taxation and environmental and health and safety matters. We cannot guarantee that such licenses applied for will be granted or, if granted, will not be subject to possibly onerous conditions. Any changes to exploration, exploration and production, or production licenses, regulations and approvals, or their availability to us may adversely affect our assets, plans, targets and projections.

We require licenses, permits and approvals from various governmental authorities to conduct our operations, any loss of which could have a material adverse effect on our business.

Our current and future operations require license, approvals and permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, surface rights, environmental protection, safety and other matters, and dependent upon the grant, or as the case may be, the maintenance of appropriate licenses, concessions, leases, permits and regulatory consents which may be withdrawn or made subject to limitations. The maintaining of tenements, obtaining renewals, or getting tenements granted, often depends on us being successful in obtaining required statutory approvals for the proposed activities and that the licenses, concessions, leases, permits or regulatory consents we hold will be renewed as and when required. There is no assurance that such renewals will be given as a matter of course and there is no assurance that new conditions will not be imposed in connection therewith.  In Senegal, at each renewal of an exploration permit, the area of its perimeter is reduced by at least 25%. There can be no assurance that at the time of the renewal of our exploration permits that the perimeter of the permit will not be reduced by more than 25%.  In addition, in order to mine areas in our Regional Land Package, we will need to obtain an exploitation permit or a mining concession, and there is no assurance that either will be obtained.  In 2012, the renewal of our joint venture interest in the Sabodala North West exploration permit was not accepted by the Ministry of Mines, a decision which was inconsistent with our rights under the Mining Code.  A secondary review of this decision was also denied in early 2013.

Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permitting requirements. There can be no assurance that approvals and permits required to commence production on our future mining properties or interests will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which we have interests and there can be no assurance that we will be able to obtain or maintain all necessary licenses, approvals and permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. Any inability to conduct our mining operations pursuant to applicable authorizations would materially reduce our production and cash flow.

Our operations are subject to stringent environmental laws and regulations that could significantly limit our ability to conduct our business.

All phases of our operations are subject to environmental regulation in Senegal. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation, and also set limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation in Senegal is evolving in a manner which will likely result in stricter operating standards and enforcement, restrictions on future exploration activities and reclamation obligations, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations. In addition, future spills and environmental matters may arise, and environmental hazards may exist on the properties on which we hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties or other third parties.

Environmental licenses, approvals and permits are currently and may in the future be required in connection with our operations. To the extent such licenses, approvals or permits are required and not obtained, we may be curtailed or prohibited from continuing the mining operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of mining activities and civil or criminal fines or penalties may be imposed for violations of applicable laws, regulations or permitting requirements.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or production costs, or reduction in levels of production at producing properties, or abandonment, substantial limits or delays in development of new mining properties.

Actual costs of reclamation are uncertain, and higher than expected costs could negatively impact our results of operations and financial position.

Our operations are subject to reclamation plans that establish our obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for us and are evaluated by us on an annual basis.  During 2012, the estimated mine closure costs for the mine were reaffirmed by an independent consultant. As of December 31, 2012, the total estimated reclamation liability for our mines was approximately $9.4 million.  Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Currently, the Government of Senegal has not required us to post any reclamation bond, guarantee or other financial sureties for future reclamation and rehabilitation obligations, but there can be no assurance that a reclamation bond, guarantee or surety may not be required in the future.  If a reclamation bond is required a governing authorities can require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for the mine in order to fund an increase to a reclamation bond. Reclamation bonds represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. If actual costs are significantly higher than our estimates, it could have a material adverse effect on our results from operations and financial position.

We are subject to a variety of risks associated with joint ventures, which could result in a material adverse effect on our future growth, results of operations and financial position.

Exploration, development and mining projects are often conducted through joint ventures and, in some cases, the title to such projects is in the name of the joint venture partner. In particular, several of our exploration projects are currently being conducted with joint venture partners, some of them as title holders of the applicable permit, and we expect to continue to work with joint venture partners in the future.  Joint venture arrangements may require the unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions relating to the governance and operations of the joint venture. This means that a party may have a veto right, or similar power, with respect to such decisions which could lead to a deadlock and negatively impact or limit our business operations or financial position in the future. In addition, in certain instances, our joint venture partners may unilaterally withdraw from our joint ventures.

Mineral rights or surface rights to our properties could be challenged, and, if successful, such challenges could have a material adverse effect on our production and results of operations.

The acquisition of title to mineral properties is a very detailed and time-consuming process and may be disputed. There can be no assurances that our interest in our properties is free from title defects or that the material contracts between us and (the entities owned or controlled by) the relevant governments will not be unilaterally altered or revoked. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  For example, although the Sabodala Mining License permits us to explore and mine Niakafiri deposit, further exploration or mining will necessitate the physical displacement of Sabodala village, a population of approximately 3,000 persons. As a result, we may be constrained in our ability to operate, or to enforce our rights with respect to, our properties, including the area containing the Niakafiri deposit. There is no assurance, however, that our rights and title interests will not be revoked or significantly altered to our detriment or that the rights and title interests will not be challenged or impugned by third parties.

We may be unable to identify or complete desirable acquisitions, investments or divestitures, and we may be unsuccessful in integrating businesses and assets that we may acquire.

We may consider making strategic acquisitions, divestitures or investments as a means of pursuing our corporate strategy.  Acquisitions may be made by using available cash, incurring debt, issuing common shares in the capital of Teranga or other securities, or any combination of these.  This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions. In addition, when evaluating potential acquisitions or investments, we cannot be certain that we will have correctly identified the risks and costs inherent in the acquired business or opportunity.

It is possible that we may not identify suitable opportunities, or if we do identify suitable opportunities, that we may not complete those transactions on terms commercially acceptable to us or at all. The inability to identify suitable acquisition targets or divestiture opportunities or investments or the inability to complete such transactions could materially and adversely affect our competitiveness and growth prospects. In the event we successfully complete an acquisition or investment, we could face difficulties managing the investment or integrating the acquisition into our operations. There can be no assurance that we will be able to achieve the strategic purpose or benefits of such an acquisition or investment. In the event we successfully complete a divestiture, there can be no assurance that we will obtain favorable consideration for such divestiture. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses, any of which could materially and adversely affect our business and results of operations.

Our operations in Senegal in West Africa subjects us to various political, economic and other risks that could negatively impact our operations and financial condition.

Our projects are located in Senegal in West Africa. Our tenure over the property rights and the conditions under which we operate, both during and after the exploration stage, are subject to the jurisdiction of the Government of Senegal and in some cases political subdivisions within that country. The laws and regulations governing our tenure and operations are subject to alteration, and an adverse alteration to those laws and regulations could have a material adverse effect on us. In addition, exposure of our projects and operations to political risk comprises part of the evaluations, perceptions and sentiments of investors. An adverse change in investors’ or potential investors’ tolerance of political risk could have a material adverse effect on us. Although we believe we have good relations with the Government of Senegal, there can be no assurance that the actions of present or future governments in Senegal will not materially adversely affect our business or financial condition.

Given the conduct of our operations in West Africa, we are exposed to various levels of political, economic and other natural and man-made risks and uncertainties, over which we have no or limited control. These risks and uncertainties include, but are not limited to, economic, social or political instability, terrorism, hostage taking, military repression, labor unrest, the risks of war or other forms of civil unrest, expropriation and nationalization, illegal mining, renegotiation, nullification or adoption of new laws or regulations concerning existing concessions, licenses, permits and/or contracts, extreme fluctuations in currency exchange rates, high rates of inflation, changes in taxation policies, restrictions on foreign exchange and repatriation, validity of export rights and payment of duties, changing political conditions, currency controls, customs regulations policies, changes or adoption of new laws affecting foreign ownership, government participation or control or working conditions and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitudes in any jurisdiction in which we operate may adversely affect our operations or profitability and viability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on prospecting, development, production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, forestry, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be predicted and any of them could have an adverse effect on our operations or profitability.

In addition, the Government of Senegal holds a 10% free-carried interest in SGO, our subsidiary operating the Sabodala gold mine and actions of SGO require the approval of its board of directors, which includes two representatives of the Government of Senegal.  Further, if any of our current or future exploration licenses are converted into a mining concession, pursuant to the Mining Code we will be required to provide a 10% free-carried interest in the entity granted the concession to the Government of Senegal and provide board representation.

We may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada which could hinder us from enforcing our rights.

In the event of a dispute arising at our Senegalese operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.  We may also be hindered or prevented from enforcing our rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.  The dispute provisions of our Mining Convention stipulate that any dispute between the parties thereto is to be submitted to international arbitration.  However, there can be no assurance that a particular governmental entity or instrumentality will either comply with the provisions of these or any other agreements or voluntarily submit to arbitration.  Our inability to enforce our rights could have an adverse effect on our future cash flows, earnings, results of operations and financial condition. Further, any dispute with Senegalese governmental authorities may also adversely affect our relationship with the government, which could impact the development and operation of our current and future projects in Senegal.

Uncertainties in the interpretation and application of laws and regulations in Senegal may affect our ability to comply with such laws and regulations, which may increase the risks with respect to our operations.

The courts in Senegal may offer less certainty as to the judicial outcome or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. Accordingly, we could face risks such as: (i) effective legal redress in the courts of Senegal being more difficult to obtain, whether in respect of a breach of law or regulation, or in an ownership dispute, (ii) a higher degree of discretion on the part of governmental authorities and therefore less certainty, (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations, (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions, or (v) relative inexperience of the judiciary and courts in such matters.

Enforcement of laws in Senegal may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to us by local lawyers or even previously by the relevant local authority itself. Furthermore, there is limited relevant case law providing guidance on how courts would interpret such laws and the application of such laws to our contracts, joint ventures, licenses, license applications or other arrangements. Thus, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of Senegalese government authorities and the effectiveness of and enforcement of such arrangements, including provisions in the Sabodala Mining License.

Our ability to repatriate funds from Senegal or any other foreign country may be hindered by the legal restriction of the countries in which we operate.

We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to fulfill our business plans, in particular in relation to ongoing expenditures at our Senegalese development assets, and make debt service payments. In addition, at times we are required to make cash deposits to support bank guarantees of our obligations under certain leases or amounts we owe to certain vendors from whom we purchase goods and services. These cash deposits are not available for other uses as long as the bank guarantees are outstanding. As a result, we may not be able to repatriate funds, or we may incur tax payments or other costs when doing so, due to legal restrictions or tax requirements at local subsidiary levels or at the parent company level, which could be material.  In light of the foregoing factors, the amount of cash that appears on our balance sheet may overstate the amount of liquidity we have available to meet our business or debt obligations.

Although Teranga has not historically experienced difficulties in repatriating capital, there is no assurance that the Government of Senegal or any other foreign country in which we may operate in the future will not impose additional restrictions on the repatriation of earnings to foreign entities. Any inability to repatriate funds could have a material adverse effect on our liquidity.

Teranga has paid no dividends on its Shares to date. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including, but not limited to, Teranga’s operating results, financial condition and current and anticipated cash needs. At this time however, all of Teranga’s available funds are expected to be invested to finance the growth of Teranga’s business and therefore investors cannot expect and should not anticipate receiving a dividend on the Shares in the foreseeable future.

There is no assurance that the Government of Senegal or any other foreign country in which Teranga may operate in the future will not impose restrictions on the repatriation of earnings to foreign entities.

The Company currently has an operating loss and no assurance is given that additional losses will not be incurred in the future or that the Company will be profitable.

Current global financial conditions have been subject to continued volatility.

Events in global financial markets over the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are affected by these market conditions. Current global financial conditions have been subject to increased volatility and numerous commercial enterprises have either gone into bankruptcy or have had to be rescued by governmental authorities. Some of the key effects of the financial market turmoil include higher sovereign debt levels, contraction in credit markets, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. Access to public financing has also been negatively affected. A continued or worsened sovereign debt crisis in Europe, slowdown in the financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability. Specifically, the sovereign debt crisis in Europe could affect the cost and availability of financing and our overall liquidity; the volatility of mineral prices, and gold in particular, impacts our revenues, profits and cash flow; volatile energy, commodity and consumables prices and currency exchange rates impact our productions costs; and the devaluation and volatility of global markets impacts the valuation of our securities. Many of the risks associated with current global financial conditions are exacerbated for companies operating in emerging markets, such as ourselves.

In addition, recent market events in Europe surrounding the sovereign debt crisis and its impact of the banking system have significantly raised the risk of counterparty default. We are subject to counterparty risk, primarily associated with our gold forward sales agreements, trade receivables and oil energy swaps, and may be impacted in the event that a counterparty including suppliers and joint venture partners, becomes insolvent. If these increased levels of volatility and market turmoil continue, our operations may be adversely affected.

Our directors may have interests that conflict with our interests.

Certain of our directors are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in companies, partnerships or joint ventures which are potential competitors of ours. Situations may arise in connection with potential acquisitions or investments where the other interests of these directors may conflict with our interests. Our directors with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulations, rules and policies.

We may be unable to compete successfully with other mining companies.

The mining industry is competitive in all of its phases. We compete with other companies, some which have greater financial and other resources than us and, as a result, may be in a better position to compete for future business opportunities. We compete with other mining companies for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. There can be no assurance that we can compete effectively with these companies.

The consequences of a mine closure could materially and adversely affect our business and results of operations.

In the future we may be required to close mines that we operate. The key risks for mine closure include, without limitation, the (i) long-term management of permanent engineered structures and acid rock drainage; (ii) achievement of environmental closure standards; (iii) orderly retrenchment of employees and contractors; and (iv) relinquishment of the site with associated permanent structures and community development infrastructure and programs to new owners. The successful completion of these items is dependent on the ability to successfully implement negotiated agreements with the relevant government, community and employees. The consequences of a difficult closure range from increased closure costs and handover delays to ongoing environmental impacts and damage to corporate reputation if desired outcomes cannot be achieved, which could materially and adversely affect our business and results of operations.

The outbreak, or threatened outbreak, of any severe communicable disease in Senegal could materially and adversely affect the overall business environment in Senegal.

The outbreak, or threatened outbreak, of any severe communicable disease in Senegal could materially and adversely affect the overall business environment in Senegal, particular if such outbreak is inadequately controlled. This in turn could materially and adversely affect domestic labor supply. As substantially all of our revenue is currently derived from our Senegal operations, any labor shortages in Senegal could materially and adversely affect our business and results of operations. In addition, if any of our employees is affected by any severe communicable disease, it could adversely affect or disrupt our production and materially and adversely affect our results of operations as we may be required to close our facilities to prevent the spread of the disease. The spread of any severe communicable disease in Senegal may also affect the operations of our suppliers, which could materially and adversely affect our business and results of operations.

In particular, malaria and other diseases such as HIV/AIDS represent a serious threat to maintaining a skilled workforce in the mining industry throughout Africa and are a major healthcare challenge faced by our operations in Africa. There can be no assurance that we will not lose members of our workforce or see our workforce man-hours reduced or incur increased medical costs as a result of these health risks, which could materially and adversely affect our business and results of operations.

We are subject to ASX listing Rules and Corporations Act 2001

Non-Canadian residents who hold Teranga common shares (directly or indirectly through CDIs) may not be aware that Canadian corporate and securities laws are different from those in Australia. Teranga complies with Canadian securities laws, corporate governance guidelines and disclosure standards that apply to Canadian companies listed on TSX. In addition to these Canadian requirements, Teranga must also comply with the rules of the ASX Listing Rules (Listing Rules) and the Australian Corporations Act 2001 (Cth) (“Corporations Act”). Circumstances exist where Teranga is exempt from Listing Rule and Corporations Act requirements due to its compliance with the TSX, Canadian securities laws and corporate governance requirements. Teranga may from time to time seek additional relief from Listing Rule and Corporations Act requirements, however there is no guarantee that such applications for relief will be received in which case compliance will be necessary.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since the date of its incorporation, declared or paid any dividends on the Common Shares, and does not currently have a policy with respect to the payment of dividends.  For the foreseeable future, Teranga anticipates that it will retain future earnings and other cash resources for the operation and development of its business.  The payment of dividends in the future, if any, will be determined by the Board in their sole discretion based upon, among other factors, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations, and such other business considerations as the Board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Teranga is authorized to issue an unlimited number of Common Shares.  As at March 27, 2013, there are 245,618,000 Common Shares outstanding.

Common Shares

The summary below of the rights, privileges, restrictions and conditions attaching to the Common Shares is subject to, and qualified in its entirety by reference to, the Company’s articles and by-laws, which may be accessed electronically under Teranga’s profile on SEDAR at www.sedar.com. and on the ASX at www.asx.com.au.

Holders of Common Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of the Company (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Common Share on all matters to be voted on by shareholders at meetings of the Company’s shareholders. Holders of Common Shares are entitled to receive such dividends, if, as and when declared by the Board, in their sole discretion. All dividends which the Board may declare shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. On liquidation, dissolution or winding up of the Company, the holders of Common Shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company. There are no pre-emptive, redemption or conversion rights attaching to the Common Shares. All Common Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.

Stock Option Plan

Teranga’s incentive stock option plan dated November 10, 2010 (the “Option Plan”), reserves for issuance, pursuant to its terms, up to 10% of the total number of Common Shares issued and outstanding from time to time. Options may be granted under the Option Plan only to directors, officers, employees and consultants of Teranga or its subsidiaries or to personal holding companies wholly owned or controlled by the participant, subject to the rules and regulations of applicable regulatory authorities and any stock exchange upon which the Common Shares may be listed or may trade from time to time.

The purpose of the Stock Option Plan is to attract, retain and motivate directors, officers, employees and consultants by providing them with the opportunity, through options, to acquire a proprietary interest in the Company and to benefit from its growth. In determining the number of options to be granted to executive officers, the Board takes into account the level of responsibility of the executive, his or her contribution to the long-term operating viability of the Company and the number of options, if any, previously granted.

Pursuant to the terms of the Stock Option Plan, options may be granted based upon the recommendation of the Board or the Compensation Committee, which has been appointed by the Board to make recommendations with respect to grants of options under and to administer the Stock Option Plan.  Other than as permitted by applicable securities laws and the policies and rules of the TSX and the ASX, all options will not be transferable or assignable, other than by will or by the laws of descent and distribution. Options may be granted for a term not exceeding ten years. The Common Shares to be purchased upon exercise of each option must be paid for in full by the grantee at the time of exercise. The maximum number of options which may be issued to insiders and their associates under the Stock Option Plan and any other share compensation arrangement may not cover a number of Common Shares which exceeds 10% of the Common Shares outstanding from time to time (calculated on a non-diluted basis). Moreover, over any twelve month period, the number of Common Shares issued to insiders and their associates pursuant to the exercise of options granted under the Stock Option Plan and any other share compensation arrangement, may not exceed 10% of the issued share capital of the Company (calculated on a non diluted basis).

The Board or the Compensation Committee has complete discretion to set the terms of the vesting schedule for each option granted.

The exercise price of options issued are fixed by the Board at the time the option is granted and such exercise price may not be less than the market price of the Common Shares at the time the option is granted. The “market price” of the Common Shares means, the volume weighted average trading price of the Common Shares as reported on the TSX for the five trading days immediately preceding the day on which the option is granted provided, however, that the exercise price may not be less than the minimum exercise price required by the applicable rules of the TSX.  Upon exercise in accordance with the terms thereof, each option will entitle the holder thereof to acquire one common share of the Company.

As long as the Common Shares are listed on the TSX and the ASX, the Company must apply to the TSX and the ASX, as applicable, for the listing or quotation, as applicable, of the Common Shares issued upon the exercise of all options granted under the Stock Option Plan.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s Common Shares are listed on the TSX and in the form of CHESS Depository Interests (“CDIs”) on the ASX, in each case under the symbol “TGZ”.  The following table sets forth the reported high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX and CDIs on the ASX, since their listing on such exchanges in connection with the IPO Transaction in December 2010.

	TSX			ASX
	High	Low		High	Low
2012	Cdn$	Cdn$	Volume	AUS$	AUS$	Volume
January	2.51	2.08	3,090,426	2.37	1.93	3,409,993
February	2.66	2.53	1,800,332	2.50	2.35	1,638,540
March	2.53	2.25	2,004,323	2.40	2.15	4,845,179
April	2.32	2.08	2,990,691	2.28	2.08	4,664,914
May	2.25	1.83	1,804,108	2.22	1.82	3,711,586
June	2.19	1.53	4,572,961	2.17	1.51	6,005,466
July	1.73	1.52	7,123,393	1.68	1.47	4,111,389
August	2.05	1.67	3,644,260	1.99	1.60	3,136,900
September	2.27	2.01	1,520,021	2.25	1.96	3,862,146
October	2.37	2.14	2,194,353	2.35	2.03	4,251,747
November	2.47	2.17	2,114,042	2.35	2.04	6,323,141
December	2.35	2.16	3,518,933	2.24	2.08	2,847,662

Source: IPREO

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets forth the names and provinces of residence of the directors and officers of the Company as at December 31, 2012, their positions held with the Company, the date on which each became a director or officer and their principal occupations during the past five years:

The following table sets forth the name, province or state and country of residence, position held with the Company, principal occupation during the last five years and the date of appointment for each director or officer of the Company.

Name and Residence	Position(s) with the Company	Principal Occupation During the Last Five Years	Director/Officer Since

Alan R. Hill(5) Toronto, Ontario, Canada	Executive Chairman, Director	President and Chief Executive Officer of Gabriel Resources Ltd. (2005 to 2009) and Corporate Director	October 6, 2010

Richard S. Young Oakville, Ontario, Canada	President and Chief Executive Officer, Director	Vice President and Chief Financial Officer of Gabriel Resources Ltd. (2005 to 2010)	October 1, 2010

Name and Residence	Position(s) with the Company	Principal Occupation During the Last Five Years	Director/Officer Since

Christopher R. Lattanzi(1)(3)(5) Toronto, Ontario, Canada	Director	Corporate Director and Business Executive, Associate Consultant for Micon International Limited (2005 to present)	October 13, 2010

Oliver Lennox-King(1)(2)(4)(5) Toronto, Ontario, Canada	Director	Corporate Director and Business Executive, Chairman of Fronteer Gold (2003 to 2011)	October 6, 2010

Alan R. Thomas(1)(2)(3)(4) Toronto, Ontario, Canada	Director	Corporate Director and Business Executive, Director and Chief Financial Officer of Labrador Iron Ore Royalty Corporation (2006 to present)	October 13, 2010

Frank D. Wheatley(1)(2)(3)(4) North Vancouver, British Columbia, Canada	Director	Executive Director Corporate Affairs and Strategy of Talison Lithium Limited (2009 to present), Vice President and General Counsel of Gabriel Resources Ltd. (2000 to 2009) and Corporate Director	October 21, 2010

Kathy Sipos Toronto, Ontario, Canada	Vice President, Investor & Stakeholder Relations	VP, Investor Relations of Gabriel Resources Ltd. (2005 to 2009)	December 3, 2010

David Savarie Burlington, Ontario, Canada	Vice President, General Counsel and Corporate Secretary	Deputy General Counsel of Gabriel Resources Ltd. (2007 to 2010), Senior Legal Counsel of Patheon Ltd. (2003 to 2007)	January 3, 2011

Navin Dyal Mississauga, Ontario, Canada	Vice President and Chief Financial Officer	Director of Finance for Barrick Gold (2005 to September 2012)	September 27, 2012

Mark English Mt. Barker WA, Australia	Vice President, Sabodala Gold Operations	Site General Manager, Sabodala Gold Operations (2006 to present)	September 6, 2012

Paul Chawrun Aurora, Ontario, Canada	Vice President, Technical Services	Director, Technical Services, Detour Gold (2009-2011), EVP Corporate Development, Chieftain Metals, 2011-2012	October 9, 2012

(1)           Member of the Audit Committee

(2)           Member of the Corporate Governance and Nominating Committee

(3)           Member of the Compensation Committee

(4)           Member of the Finance Committee

(5)           Member of the Technical, Safety, Environmental and Social Responsibility Committee

All directors were appointed to hold office until the next annual general meeting of the shareholders of Teranga or until their successors are elected or appointed.

As of March 27, 2013, the directors or executive officers of Teranga as group beneficially owned, controlled or directed, directly or indirectly, approximately 2,195,230 Common Shares of the Company, representing approximately 0.9% of the current outstanding Common Shares of Teranga, calculated on a non-diluted basis. In addition, as of the date hereof, 17,219,722 Common Shares were issuable on the exercise of options, subject to vesting and applicable terms, which were granted in favour of the directors and executive officers of Teranga, as a group, which, together with the aforementioned Common Shares, represent over 4% of the current outstanding Common Shares of Teranga on a fully-diluted basis.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, no director or executive officer of Teranga is, as at the date of this AIF or within the 10 years before the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Teranga) that, (i) while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or (ii) after that person ceased to act in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days, and which resulted from an event that occurred while the person was acting in that capacity.

Except as set out below, no director or executive officer of Teranga or shareholder holding a sufficient number of securities of Teranga to affect materially the control of Teranga, (i) is as of the date of this AIF or has been within 10 years before the date of this AIF, a director or executive officer of a company (including Teranga) that while that person was acting in such capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (ii) has within the 10 years before the date of this AIF become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or officer.

Mr. Lennox-King was previously a director of Unisphere Waste Conversion Ltd. (TSXV: UCB). He resigned as a director of Unisphere Waste Conversion Ltd. on February 9, 2005, immediately before a subsidiary of Unisphere Waste Conversion Ltd. filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

Mr. Wheatley, was a director of Constellation Copper Corporation (“Constellation”) from June 1999 to December 23, 2008. On November 14, 2007, Constellation and management were issued a management cease trade order for failure to file interim financial statements for the period ended September 30, 2007 and management discussion and analysis within the prescribed time period due to an impairment review of the Lisbon Valley mine. This order was rescinded on January 16, 2008 following the filing of the required documents. In November, 2008, Constellation and its management applied for a management cease trade order and on January 14, 2009, Constellation was issued a cease trade order for failure to file interim unaudited financial statements for the period ended September 30, 2008 and management discussion and analysis. On December 23, 2008, Constellation announced that it filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada).

Mr. Chawrun was VP Economics and Acquisitions of Strategic Resource Acquisition Corporation (“SRA”) until December 2008.  SRA, a Canadian incorporated and TSX listed mining company, filed for protection in the U.S. under Chapter 11 of the U.S. Bankruptcy Code and for ancillary protection under the Companies’ Creditors Arrangement Act (“CCAA”) in Canada in January 2009.  In August 2009 SRA re-emerged from the CCAA protection and in April 2011 changed its name to Portex Mineral Inc.

Penalties or Sanctions

No director or executive officer of Teranga or, to the knowledge of the Company, a shareholder holding a sufficient number of Common Shares to affect materially the control of the Company has (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or entered into a settlement agreement with a Canadian securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director or executive officer of Teranga or, to the knowledge of the Company, a shareholder holding a sufficient number of Common Shares to affect materially the control of the Company, nor any personal holding company of any such person, has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or has been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director or officer.

Conflicts of Interest

To the best of Teranga’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between Teranga and any of its directors or officers, except that certain of its directors serve as directors and/or officers of other public companies involved in, among other things, natural resource exploration, development and production and consequently there exists the possibility that there could be a conflict between their duties as a director of Teranga and their duties for other companies.

Under the CBCA, Teranga’s directors are required to act honestly and in good faith, with a view to the best interests of the Company, and to disclose any conflicts of interest. In addition, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will be required to disclose their interest and abstain from voting on such matter. See “Risk Factors — Risks Relating to the Business and Operations of Teranga — Potential Conflicts of Interest”.

PROMOTERS

MDL was a promoter of the Company at the time of the IPO Transaction, in that MDL took the initiative in spinning off its gold assets and founding and organizing the Company.  MDL is no longer considered a promoter of the Company.  To the best of Teranga’s knowledge, MDL currently owns 39,999,838 Common Shares, representing 16.29% of the outstanding Common Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Teranga and its subsidiaries are not a party to any material legal proceedings or any regulatory actions. Teranga knows of no such proceedings currently contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no director, executive officer or any of their respective associates or affiliates, or to the knowledge of the Company, a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the Common Shares or any of their associates or affiliates, had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

AUDIT COMMITTEE

A copy of the Audit Committee’s charter, unanimously approved by the Board, is attached to this AIF as Schedule “A”, and is also available on Teranga’s website at www.terangagold.com.

The Audit Committee is comprised of Alan R. Thomas (Chair), Oliver Lennox-King, Christopher Lattanzi and Frank D. Wheatley.  All members of the Audit Committee are: (i) considered to be independent within the meaning of NI 52-110, and (ii) financially literate in that they have the ability to read and understand a set of financial statements that are of the same breadth and level of complexity of accounting issues as can be reasonably expected to be raised by the Company’s financial statements.

Mr. Thomas, the Chairman of the Audit Committee, is a chartered accountant and graduate of the University of Toronto and currently CFO of Labrador Iron Ore Royalty Corporation, which owns an equity interest in the Iron Ore Company of Canada.  Mr. Thomas served as Vice-President and Chief Financial Officer of ShawCor Ltd., an energy services firm headquartered in Toronto with manufacturing and service operations around the world, until retiring from that position in 2006.  Prior to serving with ShawCor, Mr. Thomas was CFO of Noranda and General Partner with the Rawlinson & Co. consultancy.  Mr. Thomas brings to Teranga extensive experience in dealing with public company boards of directors, both as a director and as an officer.

Mr. Lennox-King is a corporate director with over 30 years’ experience in finance, research and marketing in the mineral resource industry, and was the Chairman of Fronteer Gold Inc. until its acquisition in April 2011. He has spent the last 17 years in executive positions and directorships with junior mining companies.  Mr. Lennox-King received his Bachelor of Commerce degree from the University of Auckland and has been a director of CGX Energy Inc. since 1998.

Mr. Lattanzi is an associate consultant for Micon International Limited (“Micon”). He was the founding member of Micon in 1988 and served as its president from formation until mid-2005. Prior to 1988, Mr. Lattanzi was a consultant with David Robertson and Associates, Micon’s predecessor firm. As a consultant, Mr. Lattanzi has gained invaluable experience in property valuation, scoping, feasibility studies and project monitoring on a global basis. Mr. Lattanzi was appointed a director of Meridian Gold Inc. (“Meridian”) in 1999 and from mid-2004 until December 2006 he was the chairman of the board of Meridian. Mr. Lattanzi is currently a director of Argonaut Gold Inc. and Spanish Mountain Gold Ltd.  Mr. Lattanzi holds a B.Eng (Mining) from Melbourne University.

Mr. Wheatley is a practicing lawyer and received his Bachelor of Commerce and LL.B. degrees from the University of British Columbia. He has 25 years’ experience as a Director and Senior Officer for a number of Canadian public mining companies, specializing in the areas of public financing, project debt financing, permitting of large scale mining projects and strategic mergers and acquisitions in the international minerals industry. Mr. Wheatley is currently the Executive Director for Corporate Affairs and Strategy at Talison Lithium Australia Pty Ltd., the largest lithium producer in the world. His earlier career included senior management positions with Gabriel Resources Ltd. and Eldorado Gold Corporation as well as the practice of law at Smith Lyons LLP.

Audit fees, audit related fees, tax fees and all other fees billed by Teranga’s external auditor, Deloitte & Touche LLP, in respect of the fiscal year ended December 31, 2012 are set out below.

Financial Period	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
January 1, 2012 to December 31, 2012	$391,000	$102,000	2,000	106,000

(1)         “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)         “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)         “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)         “All Other Fees” include all other non-audit services.

There has been no recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board. The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

OTHER COMMITTEES OF THE BOARD

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for identifying and reviewing candidates for appointment or nomination to the Board based upon an assessment of the independence, skills, qualifications and experience of the candidate, and making recommendations to the Board for consideration. In addition, the Corporate Governance and Nominating Committee is responsible for assessing the effectiveness and contribution of the Board, its committees and individual directors annually. Each year, the Corporate Governance and Nominating Committee issues a questionnaire which covers self-evaluation and evaluation of one’s peers.  The results of the evaluation are presented to the Board together with any recommendations for improving the performance and effectiveness of the Board.

The Corporate Governance and Nominating Committee is currently comprised of Oliver Lennox-King (Chair), Alan R. Thomas and Frank D. Wheatley, each of whom is an independent director.

Compensation Committee

Annually, the Compensation Committee is responsible for providing the Board with a recommendation regarding the compensation levels for the Company’s directors and Chief Executive Officer, as well as reviewing the Chief Executive Officer’s recommendations for the senior executives’ compensation. While the Board is responsible for determining all forms of compensation to be awarded to the directors, Chief Executive Officer and senior executives, the Compensation Committee annually reviews the Company’s compensation policies and the performance objectives of the Chief Executive Officer and senior executives, and recommends any changes to the board of directors of the Company. The Compensation Committee is comprised of Frank D. Wheatley (Chair), Christopher R. Lattanzi and Alan R. Thomas, each of whom is an independent director.

Finance Committee

The Finance Committee’s purpose is to assist the board of directors in fulfilling its oversight responsibilities with respect to financial policies and strategies, including capital structure, financial risk management practices, and proposed issues of securities and the utilization of financial instruments. The Finance Committee is comprised of Alan R. Thomas (Chair), Oliver Lennox-King and Frank D. Wheatley.

Technical, Safety, Environment and Social Responsibility Committee

The Technical, Safety, Environment and Social Responsibility Committee’s purpose is to assist the Board in fulfilling its oversight responsibilities with respect to technical matters relating to: exploration, development, permitting, construction and operation of the Company’s mining activities; resources and reserves on the Company’s mineral resource properties; material technical commercial arrangements regarding engineering, procurement and construction management activities; operating and production plans for proposed and existing operating mines; due diligence in the development, implementation and monitoring of systems and programs for the management and compliance with applicable law related to health, safety, environment and social responsibility; ensuring the Company implements best-in-class property development and operating practices; monitoring safety, environment and social responsibility performance; and monitoring compliance with applicable laws related to safety, environment and social responsibility. The Technical, Safety, Environment and Social Responsibility Committee is comprised of Christopher R. Lattanzi (Chair), Oliver Lennox-King and Alan R. Hill.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Trust Company of Canada at its principal office in Toronto, Ontario. The transfer agent and registrar for CDI holders in Australia is Computershare Investor Services Pty Ltd at its offices in Melbourne, Victoria, Australia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company did not enter into any material contracts in the most recently completed financial year other than the amendment to the Macquarie Bank Project Facility increasing the debt to $60 million.

INTEREST OF EXPERTS

The following persons or companies have prepared or certified a statement, report, valuation or opinion, during, or relating to, the Company’s financial year ended December 31, 2012 and whose profession or business gives authority to the statement, report, valuation or opinion made by the person or company.

Certain information in this AIF relating to the Company’s mineral projects is summarized or extracted from the Sabodala Gold Project, Senegal, West Africa Technical Report which was prepared by S.G. Mlot P.Eng., BEng, MCIM, B.H. Van Brunt, LG, BA, MS, FAusIMM, A. Riles, BMet (Class 1), Grad Dipl Prof Management, MAIG and J.C. Martin, P. Eng., BSc, MBA, MAusIMM (CP), MCIM of AMC Mining Consultants (Canada) Ltd. As of the date hereof, the aforementioned persons beneficially own, directly or indirectly, in the aggregate, less than 1% of the securities of the Company.

The auditors of the Company are Deloitte & Touche LLP. Deloitte & Touche LLP has confirmed that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information, including remuneration, principal holders of Teranga’s securities, and options to purchase securities will be contained in Teranga’s Management Proxy Circular pertaining to the Annual Meeting of Shareholders of Teranga to be held at 9:30 a.m. (Toronto time) on June 12, 2012. Additional financial information can also be found in the Consolidated Financial Statements and the MD&A.

Such information, along with additional information relating to the Company can be found on SEDAR at www.sedar.com and on the ASX at www.asx.com.au.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teranga Gold Corporation (“Teranga”).

1.0                              Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                  financial reporting and disclosure requirements;

•                  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Teranga; and

•                  external and internal audit processes.

2.0                               Composition and Membership

a)             The Board will appoint the members (“Members”) of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of Teranga or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

b)             The Committee will consist of at least three directors. Each Member will meet the criteria for independence and financial literacy established by applicable laws and the rules of any stock exchanges upon which Teranga’s securities are listed, including National Instrument 52-110 — Audit Committees. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

c)              The Board will appoint one of the Members to act as the chairman of the Committee (the “Chairman”). The secretary of Teranga (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

3.0                               Meetings

a)             Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

b)             At the request of the external auditors of Teranga, the Chief Executive Officer or the Chief Financial Officer of Teranga or any Member, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

c)              The Chairman, if present, will act as the chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, the Members in attendance may select one of their numbers to act as chairman of the meeting.

d)             A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

e)              The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee will meet in camera without members of management in attendance for a portion of each meeting of the Committee.

f)               In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Teranga to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

4.0                               Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

4.1.                            Financial Reporting and Disclosure

a)             review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

b)             review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

c)              review with management of Teranga, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Teranga’s financial position and the results of its operations in accordance with IFRS, as applicable;

d)             seek to ensure that adequate procedures are in place for the review of Teranga’s public disclosure of financial information extracted or derived from Teranga’s financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration;

e)              on a quarterly basis, the Chairman shall review the minutes from each meeting of the disclosure committee, established pursuant to Teranga’s corporate disclosure policy;

4.2.                            Internal Controls and Audit

a)             review the adequacy and effectiveness of Teranga’s system of internal control and management information systems through discussions with management and the external auditor to ensure that Teranga maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Teranga’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Teranga at any particular time;

b)             satisfy itself that management has established adequate procedures for the review of Teranga’s disclosure of financial information extracted or derived directly from Teranga’s financial statements;

c)              satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

d)             review and discuss Teranga’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

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e)              review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Teranga’s risk management policies and procedures with regard to identification of Teranga’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Teranga;

f)               recommend the appointment, or if necessary, the dismissal of the head of Teranga’s internal audit process;

4.3.                            External Audit

a)             recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of Teranga;

b)             ensure the external auditors report directly to the Committee on a regular basis;

c)              review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

d)             review and recommend to the board the fee, scope and timing of the audit and other related services rendered by the external auditors;

e)              review the audit plan of the external auditors prior to the commencement of the audit;

f)               establish and maintain a direct line of communication with Teranga’s external and internal auditors;

g)              meet at least once a year in camera with only the auditors, and with only the members of the Committee;

h)             oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

i)                 oversee the work of the external auditors appointed by the shareholders of Teranga with respect to preparing and issuing an audit report or performing other audit, review or attest services for Teranga, including the resolution of issues between management of Teranga and the external auditors regarding financial disclosure;

j)                review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Teranga, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

k)             discuss with the external auditors their perception of Teranga’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

l)                 discuss with the external auditors their perception of Teranga’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

m)         review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

n)             review annually a report from the external auditors in respect of their internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

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4.4.                            Associated Responsibilities

a)             monitor and periodically review the Whistleblower Policy and associated procedures for:

i.           the receipt, retention and treatment of complaints received by Teranga regarding accounting, internal accounting controls or auditing matters;

ii.        the confidential, anonymous submission by directors, officers and employees of Teranga of concerns regarding questionable accounting or auditing matters; and

iii.     any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of Teranga’s Code of Business Conduct & Ethics; and

b)             review and approve Teranga’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Teranga; and

4.5.                            Non-Audit Services

c)              pre-approve all non-audit services to be provided to Teranga or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

5.0                               Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Teranga’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Teranga, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Teranga’s financial information or public disclosure.

6.0                               Reporting

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

7.0                               Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Teranga necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Teranga’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors.

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8.0                               Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	March 27, 2013

Approved by:	Audit Committee
Board of Directors

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Appendix A

Glossary of Mining Terms

The following is a glossary of technical terms and abbreviations that appear in this AIF or in other Teranga filings:

Alluvial	A general term for clay, silt, sand, gravel or other similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.

Assay	The chemical analysis of mineral samples to determine the metal content.

CIL

Carbon In Leach (CIL) is a processing method for extracting and recovery of gold from crushed ore. The process involves creating a slurry of finely crushed ore and a cyanide bearing solution in large tanks. Gold is dissolved in the cyanide solution creating a pregnant solution. Activated carbon is introduced into the leading circuit where it absorbs the gold from the pregnant solution. The gold bearing activated carbon or “loaded” carbon is then sent through a carbon strip circuit where gold is separated from the loaded carbon, recovered and subsequently refined.

cut-off grade	The estimated lowest grade of ore that can be mined and treated profitably in a mining operation.

diamond drilling	Method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

Fault	The surface of a fracture along which movement has occurred.

Felsic	A term used to describe light coloured igneous rocks.

Ga	A billion years ago.

Granitic

A term used to describe an intrusive igneous rock comprised largely of medium to coarse-grained quartz and feldspar. Granitic rocks generally have higher alkali feldspar and lower plagioclase feldspar content than granodioritic rocks.

Granodioritic

A term used to describe an intrusive igneous rock comprised largely of medium to coarse-grained quartz and feldspar. Grandodiortic rocks have a higher plagioclase feldspar and lower alkali feldspar content than granitic rocks.

heap leach processing

A low cost ore processing method used to extract gold (and other metals) from crushed ore. Low grade ore is stockpiled on lined pads at surface and saturated with a cyanide bearing solution. The solution permeates and passes through the crushed ore pile, dissolving gold and then accumulating at the base of the pile on the lined pad. The pregnant solution is then collected and gold is extracted.

Mafic	Refers to igneous rocks composed chiefly of dark, ferromagnesian minerals.

metasedimentary	A term used to describe a sedimentary rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth’s crust.

Metavolcanic	A term used to describe a volcanic rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth’s crust.

mineral reserves

Indicated and measured resources that been evaluated by either a Prefeasibility or Feasibility level engineering study which has demonstrated a portion of the indicated and measured reserves are economically feasible for extraction.

mineral resources	Economic mineral concentrations that have undergone enough scrutiny to quantify their contained metal to a certain degree.

Mineralization

The process by which minerals are introduced into a rock. More generally a term applied to accumulations of economic or related minerals in quantities ranging from anomalous to economically recoverable.

orogenic¬	A term used to describe the large-scale tectonic process of mountain formation or orogeny.

orogenic gold	Terminology used to describe gold deposits that have been formed by the geological processes associated with orogeny.

Quartz	The most abundant and common mineral, consisting of crystalline silica (silicon dioxide, SiO2).

reverse circulation (RC) drilling	Variant of percussion drilling in which cuttings are raised to surface by a stream of compressed air inside a metal tube.

shear zone	Narrow, sub parallel-sided zones of rock that have been crushed and brecciated as a result of shear strain.

Supracrustal	Term used to describe younger rocks which overlie older basement rocks.

Tectonic	A term used to describe the physical forces or events that move and deform the earth’s crust. Volcanic eruptions, folding and faulting are examples of tectonic events.

Ultramafic	Refers to igneous rocks composed almost entirely of dark, ferromagnesian minerals.

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